
13001366

PHILLIPS EDISON | ARC

SHOPPING CENTER REIT

2012 ANNUAL REPORT

Phillips Edison-ARC Shopping Center REIT Inc.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland (State or Other Jurisdiction of Incorporation or Organization)	**27-1106076** (I.R.S. Employer Identification No.)
11501 Northlake Drive **Cincinnati, Ohio** (Address of Principal Executive Offices)	**45249** (Zip Code)

(513) 554-1110

(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment of this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

Indicate by check mark whether the Registrant is a shell company (as defined in rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☑

Aggregate market value of the voting stock held by non-affiliates: There is no established public market for the registrant's shares of common stock. The registrant is currently conducting the ongoing initial public offering of its shares of common stock pursuant to its Registration Statement on Form S-11 (File No. 333-164313), in which shares are being sold at $10.00 per share, with discounts available for certain categories of purchasers. The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was $52.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the distribution reinvestment plan).

As of February 28, 2013, there were 18,498,738 outstanding shares of common stock of the Registrant.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.
FORM 10-K
2012
INDEX

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 10-K of Phillips Edison—ARC Shopping Center REIT Inc. ("Phillips Edison—ARC Shopping Center REIT," "we," "the Company," "our" or "us") other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the applicable safe harbor provisions for forward-looking statements contained in those acts. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this report is filed with the U.S. Securities and Exchange Commission ("SEC"). We make no representations or warranties (express or implied) about the accuracy of any such forward-looking statements contained in this Form 10-K, and we do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. See Item 1A herein for a discussion of some of the risks and uncertainties, although not all risks and uncertainties, that could cause actual results to differ materially from those presented in our forward-looking statements.

PART I

ITEM 1. BUSINESS

Overview

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be taxed as a real estate investment trust ("REIT") commencing with the taxable year ended December 31, 2010. Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public pursuant to a registration statement $1.785 billion in shares of common stock in our initial public offering on a "best efforts" basis. Our offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the "DRP") at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.

As of December 31, 2012, we had issued 13,801,251 shares of common stock since inception, including 155,940 shares issued through the DRP, generating gross cash proceeds of $136.1 million.

Our advisor is American Realty Capital II Advisors, LLC (the "Advisor"), a limited liability company that was organized in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by AR Capital LLC (formerly American Realty Capital II, LLC) (the "AR Capital sponsor"). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (the "Sub-advisor"), which is indirectly wholly owned by Phillips Edison Limited Partnership (the "Phillips Edison sponsor"). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest. As of December 31, 2012, we owned fee simple interests in 26 real estate properties, 20 of which we owned through the Joint Venture, acquired from third parties unaffiliated with us, the Advisor, or the Sub-advisor.

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a "CBRE Investor"). The joint venture is in the form of PECO-ARC Institutional Joint Venture I, L.P., a Delaware limited partnership (the "Joint Venture"). We, through an indirectly wholly owned subsidiary, hold an approximate 54% interest in the Joint Venture. We serve as the general partner and manage the operations of the Joint Venture. The CBRE Investors hold the remaining approximate 46% interest. We contributed approximately $58.7 million, in the form of equity interests in six wholly owned real estate properties and cash, to the Joint Venture (defined below), and the CBRE Investors contributed $50 million in cash.

Segment Data

We currently view our real estate assets as one reportable segment. Accordingly, we did not report any other segment disclosures in 2012.

Tax Status

We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") beginning with the tax year ended December 31, 2010. Because we qualify for taxation as a REIT, we generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than we do and generally enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

Economic Dependency

We are dependent on the Advisor, the Sub-advisor, Realty Capital Securities, LLC (the "Dealer Manager"), Phillips Edison & Company, Ltd. (the "Property Manager") and their respective affiliates for certain services that are essential to us, including the sale of our shares of common stock, asset acquisition and disposition decisions, and other general and administrative responsibilities. In the event that any of the above-mentioned affiliates are unable to provide such services, we would be required to find alternative service providers.

Employees

We do not have any employees. In addition, all of our executive officers are officers of Phillips Edison & Company or one or more of its affiliates and will be compensated by those entities, in part, for their service rendered to us. We do not separately compensate our executive officers for their service as officers.

The employees of Phillips Edison- or AR Capital-affiliated entities perform substantially all of the services related to our company. The expenses related to providing these services are charged to us based on time spent by these employees while providing services to us, excluding those acquisition, disposition, property management, asset management, financing, and other services that are covered under separate fees charged to us. The employee-related expenses related to organization and offering costs charged to us for the years ended December 31, 2012 and December 31, 2011 were $0 and $0.6 million, respectively. Also, $6.9 million of organization and offering costs incurred by the Sub-advisor on our behalf has not been charged to us or recorded in our consolidated financial statements for the year ended December 31, 2012. Whether these costs will be billed to us in the future is at the discretion of the Sub-advisor and will likely depend upon the success of our offering.

Insurance

We believe that our properties are adequately insured.

Environmental Matters

As an owner of real estate, we are subject to various environmental laws of federal, state and local governments. Compliance with federal, state and local environmental laws has not had a material adverse effect on our business, assets, or results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Access to Company Information

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the United States Securities and Exchange Commission ("SEC"). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, by responding to requests addressed to our investor relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports on our website, www.phillipsedison-arc.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

ITEM 1A. RISK FACTORS

The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. The occurrence of any of the risks discussed below could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our stockholders. Potential investors and our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors," section.

Risks Related to an Investment in Us

Because no public trading market for our shares currently exists, it is difficult for our stockholders to sell their shares and, if our stockholders are able to sell their shares, it will likely be at a substantial discount to the public offering price.

Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading on a national securities exchange by a specified date. There is no public market for our shares, and we currently have no plans to list our shares on a national securities exchange. Until our shares are listed, if ever, stockholders may not sell their shares unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% in value of our aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our aggregate outstanding common stock, unless exempted by our board of directors, which may inhibit large investors from purchasing your shares. In its sole discretion, our board of directors could amend, suspend or terminate our share repurchase program upon 30 days' notice. Further, the share repurchase program includes numerous restrictions that would limit a stockholder's ability to sell his or her shares. Therefore, it is difficult for our stockholders to sell their shares promptly or at all. If a stockholder is able to sell his or her shares, it would likely be at a substantial discount to the public offering price. It is also likely that our shares would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our shares, investors should purchase our shares only as a long-term investment and be prepared to hold them for an indefinite period of time.

We have a limited operating history, and neither the Advisor nor the Sub-advisor has any prior operating history or any previous experience operating a public company, which makes our future performance difficult to predict.

We have a limited operating history and as of December 31, 2012, we owned interests in 26 real estate investments. Our stockholders should not assume that our performance will be similar to the past performance of other real estate investment programs sponsored by affiliates of the Advisor or affiliates of the Sub-advisor.

The Advisor and the Sub-advisor have limited operations as of the date of this report. Because previous Phillips Edison-sponsored programs were conducted through privately held entities, they were not subject to the up-front commissions, fees and expenses associated with a public offering nor all of the laws and regulations that will apply to us. Our executive officers and directors have limited experience managing public companies. For all of these reasons, our stockholders should be especially cautious when drawing conclusions about our future performance, and you should not assume that it will be similar to the prior performance of other Phillips Edison- or AR Capital-sponsored programs. Our lack of an operating history, the Advisor's and the Sub-advisor's lack of experience operating a public company, the differences between us and the private Phillips Edison-sponsored programs and our AR Capital sponsor's limited experience in connection with investments of the type to be made by us significantly increase the risk and uncertainty our stockholders face in making an investment in our shares.

Our ability to implement our investment strategy is dependent, in part, upon the ability of our Dealer Manager to successfully conduct our offering, which makes an investment in us more speculative.

We have retained Realty Capital Securities, LLC, an affiliate of the Advisor, to conduct our offering. The success of our offering, and our ability to implement our business strategy, is dependent upon the ability of Realty Capital Securities, LLC to build and maintain a network of broker-dealers to sell our shares to their clients. These broker-dealers may also be engaged by other REITs, and they may choose to emphasize the sale of those REITs' shares over the sale of our shares. If Realty Capital Securities, LLC is not successful in establishing, operating and managing this network of broker-dealers, our ability to raise proceeds through our offering will be limited, and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, our stockholders could lose all or a part of their investment.

If our Dealer Manager terminates its dealer manager relationship with us, our ability to successfully complete our offering and implement our investment strategy would be significantly impaired.

Our Dealer Manager has the right to terminate its relationship with us if, among other things, any of the following occur: (1) our voluntary or involuntary bankruptcy; (2) we materially change our business; (3) we become subject to a material action, suit, proceeding or investigation; (4) we materially reduce the rate of any distribution we may pay in the future without its prior written consent; (5) we suspend or terminate our share repurchase program without its prior written consent; (6) the value of our common shares materially adversely changes; (7) a material breach of the dealer manager agreement by us (which breach has not been cured within the required timeframe); (8) our willful misconduct or a willful or grossly negligent breach of our obligations under the dealer manager agreement; (9) the issuance of a stop order suspending the effectiveness of our registration statement by the SEC and not rescinded within 10 business days of its issuance; or (10) the occurrence of any event materially adverse to us and our prospects or our ability to perform our obligations under the dealer manager agreement. If our Dealer Manager elects to terminate its relationship with us, our ability to complete our offering and implement our investment strategy would be significantly impaired and would increase the likelihood that our stockholders could lose all or a part of their investment.

Our joint venture arrangement with the CBRE Investors reduces our control over our assets and could give rise to disputes with our joint venture partners, which could adversely affect the value of your investment in us.

Our joint venture with the CBRE Investors involves risks not otherwise present when we own properties through wholly owned entities. For example:

- Certain major decisions with respect to the Joint Venture require the approval of a majority of the executive committee of the Joint Venture. The committee includes two members appointed by the CBRE Investors and two members appointed by us. Our inability to obtain majority approval may prevent us from executing transactions that would be in our best interest.
- A dispute with respect to certain major decisions may give either party the right to trigger buy/sell rights. Should we initiate the buy/sell procedures, we would (at the election of the CBRE Investors) have to sell our interests in the Joint Venture or buy the CBRE Investors' interest in the Joint Venture. Should the CBRE Investors initiate the buy/sell procedures, we would have to choose between buying and selling our interest in the Joint Venture. If we are a seller under the buy/sell procedures, the terms of the sale may be less attractive than if we had held onto our investment; and if we are a buyer, we may be unable to finance such a buy-out or may have to incur indebtedness on unattractive terms or at levels that might not be in our best interest.
- Our agreement with the CBRE Investors limits certain direct and indirect transfers of our interest in the Joint Venture. As a result, we may be unable to sell our interest in the Joint Venture when we would otherwise like and we may be unable to sell large equity interests in us or certain subsidiaries to a large investor that would, as a result of the sale, directly or indirectly own 20.0% or more of the subsidiary through which we own our interest in the Joint Venture.

Our investments made through the Joint Venture are held in a subsidiary REIT. If such subsidiary REIT were to fail to qualify as a REIT, our own REIT qualification could be threatened.

If we pay distributions from sources other than our cash flows from operations, we may not be able to sustain our distribution rate and we may have fewer funds available for investment in properties and other assets and our stockholders' overall returns may be reduced.

Our organizational documents permit us to pay distributions from any source without limit. If we fund distributions from financings or the net proceeds from this offering, we will have fewer funds available for investment in real estate properties and other real estate-related assets and our stockholders' overall returns may be reduced. At times, we may be forced to borrow funds to pay distributions during unfavorable market conditions or during periods when funds from operations are needed to make capital expenditures and other expenses, which could increase our operating costs. We may also fund such distributions from advances or contributions from our sponsors or from any deferral or waiver of fees by our advisor and sub-advisor. Furthermore, if we cannot cover our distributions with cash flows from operations, we may be unable to sustain our distribution rate. For the year ended December 31, 2012, we paid distributions of approximately $3,673,000, including distributions reinvested through our dividend reinvestment plan, and our cash flows from operations under accounting principles generally accepted in the United States ("GAAP") were approximately $4,033,000. For the year ended December 31, 2011, we paid distributions of approximately $873,000, including distributions reinvested through our dividend reinvestment plan, and our GAAP cash flows from operations were approximately $593,000.

If we are unable to find suitable investments, we may not be able to achieve our investment objectives or pay distributions.

Our ability to achieve our investment objectives and to pay distributions depends primarily upon the performance of the Sub-advisor, acting on behalf of the Advisor, with respect to the acquisition of our investments, including the ability to source loan origination opportunities for us. Competition from competing entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Additionally, disruptions and dislocations in the credit markets have materially impacted the cost and availability of debt to finance real estate acquisitions, which is a key component of our acquisition strategy. This lack of available debt could result in a further reduction of suitable investment opportunities and create a competitive advantage to other entities that have greater financial resources than we do. We are also subject to competition in seeking to acquire real estate-related investments. The more shares we sell in our offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. We can give no assurance that the Sub-advisor, acting on behalf of the Advisor, will be successful in obtaining suitable investments on financially attractive terms or that our objectives will be achieved. If we are unable to find suitable investments promptly, we will hold the proceeds from our offering in an interest-bearing account or invest the proceeds in short-term assets. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay distributions, and we may not be able to meet our investment objectives.

Disruptions in the financial markets and challenging economic conditions could adversely impact the commercial mortgage market as well as the market for real estate-related debt investments generally, which could hinder our ability to implement our business strategy and generate returns to our stockholders.

We intend to allocate a small percentage of our portfolio to real estate-related investments such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. The returns available to investors in these investments are determined by: (1) the supply and demand for such investments, (2) the performance of the assets underlying the investments and (3) the existence of a market for such investments, which includes the ability to sell or finance such investments.

During periods of volatility, the number of buyers participating in the market may change at an accelerated pace. As liquidity or "demand" increases, the returns available to investors on new investments will decrease. Conversely, a lack of liquidity will cause the returns available to investors on new investments to increase.

Disruptions in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms, our ability to service any future indebtedness that we may incur and the values of our investments.

Despite improved access to capital for some companies, the capital and credit markets continue to be affected by extreme volatility and disruption during the past four years. The health of the global capital markets remains a concern. The banking industry has been experiencing improved earnings, but the relatively low growth economic environment has caused the markets to question whether financial institutions are truly appropriately capitalized. The downgrade of the U.S. government debt has increased these concerns, especially for the larger, money center banks. Smaller financial institutions have continued to work with borrowers to amend and extend existing loans; however, as these loans reach maturity, there is the potential for future credit losses. The FDIC's list of troubled financial institutions is still quite large and the threat of more bank closings will weigh heavily on the financial markets.

Looking forward, it is widely assumed that mortgage delinquencies have not yet peaked. Liquidity in the global credit market has been severely contracted by market disruptions, and new lending is expected to remain subdued in the near term. We have relied on debt financing to finance most of our grocery-anchored shopping centers. As a result of the uncertainties in the credit market, we may not be able to refinance our existing indebtedness or to obtain additional debt financing on attractive terms. If we are not able to refinance existing indebtedness on attractive terms at its maturity, we may be forced to dispose of some of our assets.

Further disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Turmoil in the capital markets has constrained equity and debt capital available for investment in commercial real estate, resulting in fewer buyers seeking to acquire commercial properties and possible increases in capitalization rates and lower property values. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing our loan investments, which could have the following negative effects on us:

- the values of our investments in grocery-anchored shopping centers could decrease below the amounts we paid for such investments;
- the value of collateral securing any loan investment that we may make could decrease below the outstanding principal amounts of such loans;
- revenues from properties we acquire could decrease due to fewer tenants or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on future debt financings; and
- revenues on the properties and other assets underlying any loan investments we may make could decrease, making it more difficult for the borrower to meet its payment obligations to us.

All of these factors could impair our ability to make distributions to our investors and decrease the value of an investment in us.

We may suffer from delays in locating suitable investments, which could limit our ability to make distributions and lower the overall return on your investment.

We rely upon our sponsors and the real estate professionals affiliated with our sponsors to identify suitable investments. The private Phillips Edison-sponsored programs, especially those for which the offering proceeds have not been fully invested, rely on our Phillips Edison sponsors for investment opportunities. Similarly, the AR Capital-sponsored programs rely on our AR Capital sponsor for investment opportunities. To the extent that our sponsors and the other real estate professionals employed by the Advisor and Sub-advisor face competing demands upon their time at times when we have capital ready for investment, we may face delays in locating suitable investments. Further, the more money we raise in our offering, the more difficult it will be to invest the net offering proceeds promptly and on attractive terms. Therefore, the large size of our offering and the continuing high demand for the types of properties and other investments we desire to purchase increase the risk of delays in investing our net offering proceeds. Delays we encounter in the selection and acquisition or origination of income-producing assets would likely limit our ability to pay distributions to our stockholders and lower their overall returns. Further, if we acquire properties prior to the start of construction or during the early stages of construction, it will typically take several months to complete construction and rent available space. Therefore, we could experience delays in the payment of cash distributions attributable to those particular properties.

We may change our targeted investments without stockholder consent.

We expect to allocate at least 90.0% of our portfolio to investments in well-occupied, grocery-anchored neighborhood and community shopping centers leased to a mix of national, creditworthy retailers selling necessity-based goods and services in strong demographic markets throughout the United States. We intend to allocate no more than 10.0% of our portfolio to other real estate properties and real estate-related loans and securities such as mortgage, mezzanine, bridge and other loans; debt and derivative securities related to real estate assets, including mortgage-backed securities; and the equity securities of other REITs and real estate companies. We do not expect our noncontrolling equity investments in other public companies to exceed 5.0% of the proceeds of this offering, assuming we sell the maximum offering amount. Though this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities, and we may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, our current targeted investments. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to make distributions to our stockholders.

If we raise substantially less than the maximum offering amount under our offering, we will not be able to invest in as diverse a portfolio of properties as we otherwise would, which may cause the value of your investment to vary more widely with the performance of specific assets, and cause our general and administrative expenses to constitute a greater percentage of our revenue. Raising fewer proceeds in our offering, therefore, could increase the risk that you will lose money in your investment.

Our offering is being made on a "best efforts" basis, whereby the brokers participating in the offering have no firm commitment or obligation to purchase any of the shares. As of December 31, 2012, we had raised aggregate gross offering proceeds of approximately $136.1 million from the sale of approximately 13.8 million shares in our offering, including shares sold under our dividend reinvestment plan. At this time, it is unknown whether or not we will raise the maximum offering amount.

We are not limited in the number or size of our investments or the percentage of net proceeds we may dedicate to a single investment. If we are unable to raise the maximum offering amount, we will make fewer investments than originally intended resulting in less diversification in terms of the number of investments owned, the geographic regions in which our investments are located, and the length of lease terms with our tenants. In that case, adverse developments with respect to a single property, a geographic region, a small number of tenants, or rental rates when we renew a lease or re-lease a property would have a greater adverse impact on our operations than they otherwise would.

Because we are dependent upon the Advisor, the Sub-advisor and their affiliates to conduct our operations, any adverse changes in the financial health of the Advisor, the Sub-advisor or their affiliates or our relationship with them could hinder our operating performance and the return on our stockholders' investments.

We are dependent on the Sub-advisor, which is responsible for our day-to-day operations and is primarily responsible for the selection of our investments on behalf of the Advisor, and on the Advisor, which consults with the Sub-advisor with respect to acquisitions to be recommended to our board of directors. We are also dependent on the Property Manager to manage our portfolio of real estate assets. Neither the Advisor nor the Sub-advisor has any previous operating history, and they depend upon the fees and other compensation that they receive from us in connection with the purchase, management and sale of assets to conduct their operations. Any adverse changes in the financial condition of the Advisor, the Sub-advisor, the Property Manager or certain of their affiliates or in our relationship with them could hinder their ability to successfully manage our operations and our portfolio of investments.

The loss of or the inability to obtain key real estate professionals at the Advisor, the Sub-advisor or the Dealer Manager could delay or hinder implementation of our investment strategies, which could limit our ability to make distributions and decrease the value of your investment.

Our success depends to a significant degree upon the contributions of Nicholas Schorsch and William Kahane at the Advisor and Dealer Manager, and Jeffrey Edison and Michael Phillips, the Co-Chairs of our Board of Directors, John B. Bessey, our President, R. Mark Addy, our Chief Operating Officer, and Richard J. Smith, our Chief Financial Officer, at the Sub-advisor. We do not have employment agreements with these individuals, and they may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon the Advisor's, the Sub-advisor's, and their respective affiliates' ability to hire and retain highly skilled managerial, operational and marketing professionals. Competition for such professionals is intense, and the Advisor, the Sub-advisor and their respective affiliates may be unsuccessful in attracting and retaining such skilled individuals. Further, we intend to establish strategic relationships with firms, as needed, that have special expertise in certain services or detailed knowledge regarding real properties in certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties and tenants in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled professionals or do not establish or maintain appropriate strategic relationships, our ability to implement our investment strategies could be delayed or hindered, and the value of our stockholders' investments may decline.

Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders' and our recovery against them if they negligently cause us to incur losses.

Maryland law provides that a director has no liability in that capacity if he performs his duties in good faith, in a manner he reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Our charter generally provides that no independent director shall be liable to us or our stockholders for monetary damages and that we will indemnify them for losses unless they are grossly negligent or engage in willful misconduct. As a result, we and our stockholders may have more limited rights against our independent directors than might otherwise exist under common law, which could reduce our stockholders' and our recovery from these persons if they act in a negligent manner. In addition, we may be obligated to fund the defense costs incurred by our independent directors (as well as by our other directors, officers, employees (if we ever have employees) and agents) in some cases, which would decrease the cash otherwise available for distribution to our stockholders.

Risks Related to Conflicts of Interest

Our sponsors and their respective affiliates, including all of our executive officers, some of our directors and other key real estate professionals, face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.

The Advisor and Sub-advisor and their respective affiliates receive substantial fees from us. These fees could influence the Advisor's and Sub-advisor's advice to us as well as their judgment with respect to:

- the continuation, renewal or enforcement of our agreements with affiliates of our AR Capital sponsor, including the advisory agreement and the dealer-manager agreement;
- the continuation, renewal or enforcement of our agreements with Phillips Edison and its affiliates, including the property management agreement;
- the continuation, renewal or enforcement of the Advisor's agreements with the Sub-advisor and their respective affiliates, including the sub-advisory agreement;
- public offerings of equity by us, which will likely entitle the Advisor and the Sub-advisor to increased acquisition and asset-management fees;
- sales of properties and other investments to third parties, which entitle the Advisor and the Sub-advisor to disposition fees and possible subordinated incentive fees;
- acquisitions of properties and other investments from other Phillips Edison- or AR Capital-sponsored programs, which might entitle affiliates of AR Capital or Phillips Edison to disposition fees and possible subordinated incentive fees in connection with its services for the seller;
- acquisitions of properties and other investments from third parties, which entitle the Advisor and the Sub-advisor to acquisition and asset-management compensation and loan originations to third parties;

- borrowings to acquire properties and other investments and to originate loans, which borrowings increase the acquisition, and asset-management fees payable to the Advisor and the Sub-advisor;
- whether and when we seek to list our common stock on a national securities exchange, which listing could entitle the Advisor and the Sub-advisor to a subordinated incentive fee; and
- whether and when we seek to sell the company or its assets, which sale could entitle the Advisor and the Sub-advisor to a subordinated share of cash flows.

The fees the Advisor and the Sub-advisor receive in connection with transactions involving the acquisition of assets are based initially on the cost of the investment, including costs related to loan originations, and are not based on the quality of the investment or the quality of the services rendered to us. This may influence the Advisor and the Sub-advisor to recommend riskier transactions to us. In addition, because the fees are based on the cost of the investment, it may create an incentive for the Advisor and the Sub-advisor to recommend that we purchase assets with more debt and at higher prices.

Because other real estate programs sponsored by our sponsors and offered through our Dealer Manager may conduct offerings concurrently with our offering, our sponsors and our Dealer Manager will face potential conflicts of interest arising from competition among us and these other programs for investors and investment capital, and such conflicts may not be resolved in our favor.

An affiliate of the Advisor is also the advisor of several other AR Capital-sponsored non-traded REITs that are raising capital in ongoing public offerings. Our Dealer Manager is also the dealer manager or is named in the registration statement as the dealer manager in multiple offerings, including some AR Capital sole-sponsored offerings, that are either effective or in registration. In addition, our sponsors may decide to sponsor future programs that would seek to raise capital through public offerings conducted concurrently with our offering. As a result, our sponsors and our Dealer Manager may face conflicts of interest arising from potential competition with these other programs for investors and investment capital. Our sponsors generally seek to avoid simultaneous public offerings by programs that have a substantially similar mix of investment attributes, including targeted investment types. Nevertheless, there may be periods during which one or more programs sponsored by our sponsors will be raising capital and might compete with us for investment capital. Such conflicts may not be resolved in our favor, and you will not have the opportunity to evaluate the manner in which these conflicts of interest are resolved before or after making your investment.

The management of multiple REITs, especially REITs in the development stage, by the officers of the Advisor may significantly reduce the amount of time the officers of the Advisor are able to spend on activities related to us and may cause other conflicts of interest, which may cause our operating results to suffer.

The officers of the Advisor are part of the senior management or are key personnel of several other AR Capital-sponsored REITs and their advisors. Some of the AR Capital-sponsored REITs have registration statements that are not yet effective and are in the development phase, while others have registration statements that became effective in the past two years. As a result, such REITs will have concurrent and/or overlapping fundraising, acquisition, operational and disposition and liquidation phases as us, which may cause conflicts of interest to arise throughout the life of our company with respect to, among other things, finding investors, locating and acquiring properties, entering into leases and disposing of properties. Additionally, based on our AR Capital sponsor's experience, a significantly greater time commitment is required of senior management during the development stage when the REIT is being organized, funds are initially being raised and funds are initially being invested, and less time is required as additional funds are raised and the offering matures. The conflicts of interest each of the officers of the Advisor will face may delay our fund raising and investment of our proceeds due to the competing time demands and generally cause our operating results to suffer.

We compete for investors with other programs of our AR Capital sponsor, which could adversely affect the amount of capital we have to invest.

Our AR Capital sponsor is currently the sponsor of several other public offerings of non-traded REIT shares, which offerings will be ongoing during a significant portion of our offering period. These programs all have filed registration statements for the offering of common stock and intend to elect to be taxed as REITs. The offerings are occurring concurrently with our offering, and our AR Capital sponsor is likely to sponsor other offerings during our offering period. Our Dealer Manager is the dealer manager for these other offerings. We will compete for investors with these other programs, and the overlap of these offerings with our offering could adversely affect our ability to raise all the capital we seek in our offering, the timing of sales of our shares and the amount of proceeds we have to spend on real estate investments.

Our sponsors face conflicts of interest relating to the acquisition of assets and leasing of properties, and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets and obtain less creditworthy tenants, which could limit our ability to make distributions and reduce our stockholders' overall investment return.

We rely on our sponsors and the executive officers and other key real estate professionals at the Advisor and Sub-advisor to identify suitable investment opportunities for us, with the Sub-advisor having primary responsibility for identifying suitable investments for us on behalf of the Advisor. Our individual AR Capital and Phillips Edison sponsors and several of the other key real estate professionals of the Advisor and Sub-advisor are also the key real estate professionals at our entity sponsors and their other public and private programs. Many investment opportunities that are suitable for us may also be suitable for other Phillips Edison- or AR Capital-sponsored programs. Generally, the Advisor and Sub-advisor will not pursue any opportunity to acquire any real estate properties or real estate-related loans and securities that are directly competitive with our investment strategies, unless and until the opportunity is first presented to us, subject to certain exceptions. For so long as we are externally advised, our charter provides that it shall not be a proper purpose of the corporation for us to purchase real estate or any significant asset related to real estate unless the Advisor or Sub-advisor has recommended the investment to us. Thus, the executive officers and real estate professionals of the Advisor and Sub-advisor could direct attractive investment opportunities to other entities or investors. Such events could result in us investing in properties that provide less attractive returns, which may reduce our ability to make distributions.

We and other Phillips Edison- and AR Capital-sponsored programs also rely on these real estate professionals to supervise the property management and leasing of properties. If the Advisor or Sub-advisor directs creditworthy prospective tenants to properties owned by another Phillips Edison- or AR Capital-sponsored program when they could direct such tenants to our properties, our tenant base may have more inherent risk than might otherwise be the case. Further, our executive officers and key real estate professionals are not prohibited from engaging, directly or indirectly, in any business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, development, ownership, leasing or sale of real estate investments.

The Advisor and Sub-advisor face conflicts of interest relating to the incentive fee structure under our advisory agreement, which could result in actions that are not necessarily in the long-term best interests of our stockholders.

Under our advisory agreement, the Advisor and Sub-advisor or their affiliates will be entitled to fees that are structured in a manner intended to provide incentives to the Advisor and Sub-advisor to perform in our best interests and in the best interests of our stockholders. However, because neither Advisor, the Sub-advisor nor any of their affiliates maintain a significant equity interest in us and are entitled to receive certain minimum compensation regardless of performance, the interests of the Advisor and Sub-advisor are not wholly aligned with those of our stockholders. In that regard, the Advisor and Sub-advisor could be motivated to recommend riskier or more speculative investments in order for us to generate the specified levels of performance or sales proceeds that would entitle the Advisor and Sub-advisor to fees. In addition, the Advisor's and Sub-advisor's entitlement to fees upon the sale of our assets and to participate in sale proceeds could result in the Advisor and Sub-advisor recommending sales of our investments at the earliest possible time at which sales of investments would produce the level of return that would entitle the Advisor and Sub-advisor to compensation relating to such sales, even if continued ownership of those investments might be in our best long-term interest. Our advisory agreement will require us to pay a performance-based termination fee to the Advisor and Sub-advisor or their affiliates if we terminate the advisory agreement prior to the listing of our shares for trading on an exchange or, absent such termination, in respect of their participation in net sales proceeds. To avoid paying this fee, our independent directors may decide against terminating the advisory agreement prior to our listing of our shares or disposition of our investments even if, but for the termination fee, termination of the advisory agreement would be in our best interest. In addition, the requirement to pay the fee to the Advisor and Sub-advisor or their affiliates at termination could cause us to make different investment or disposition decisions than we would otherwise make, in order to satisfy our obligation to pay the fee to the terminated Advisor and Sub-advisor. For a more detailed discussion of the fees payable to the Advisor, Sub-advisor and their affiliates in connection with our ongoing public offering and in connection with the management of our company, see Note 10 to the consolidated financial statements.

The Advisor and Sub-advisor will face conflicts of interest relating to joint ventures that we may form with affiliates of our sponsors, which conflicts could result in a disproportionate benefit to the other venture partners at our expense.

If approved by a majority of our board of directors, including a majority of our independent directors, not otherwise interested in the transaction, we may enter into joint venture agreements with other sponsor-affiliated programs or entities for the acquisition, development or improvement of properties or other investments. All of our executive officers, some of our directors and the key real estate professionals assembled by the Advisor and Sub-advisor are also executive officers, directors, managers, key professionals or holders of a direct or indirect controlling interest in the Advisor, the Sub-advisor, the Dealer Manager or other sponsor-affiliated entities. These persons will face conflicts of interest in determining which sponsor-affiliated program should enter into any particular joint venture agreement. These persons may also face a conflict in structuring the terms of the relationship between our interests and the interests of the sponsor-affiliated co-venturer and in managing the joint venture. Any joint venture agreement or transaction between us and a sponsor-affiliated co-venturer will not have the benefit of arm's-length negotiation of the type normally conducted between unrelated co-venturers. The sponsor-affiliated co-venturer may have economic or business interests or goals that are or may become inconsistent with our business interests or goals. These co-venturers may thus benefit to our and your detriment.

Our sponsors, our officers, the Advisor, the Sub-advisor and the real estate and other professionals assembled by the Advisor and Sub-advisor face competing demands relating to their time, and this may cause our operations and our stockholders' investment to suffer.

We rely on the Sub-advisor, acting on behalf of the Advisor, for the day-to-day operation of our business. In addition, the Sub-advisor has the primary responsibility for the selection of our investments on behalf of the Advisor. The Advisor consults with the Sub-advisor with respect to proposed acquisitions, and the Advisor and the Sub-advisor jointly recommend investment opportunities to our board of directors, but in the event of a disagreement, the determination of the Sub-advisor will prevail. The Advisor and Sub-advisor also work jointly to make major decisions affecting us, all under the direction of our board of directors. The Advisor and Sub-advisor rely on our sponsors and their respective affiliates to conduct our business. Messrs. Phillips and Edison are principals of Phillips Edison and the affiliates that manage the assets of the other Phillips Edison-sponsored programs. Similarly, our individual AR Capital sponsors are key executives in other AR Capital-sponsored programs. As a result of their interests in other Phillips Edison- or AR Capital-sponsored programs, their obligations to other investors and the fact that they engage in and they will continue to engage in other business activities, these individuals will continue to face conflicts of interest in allocating their time among us and other Phillips Edison- or AR Capital-sponsored programs and other business activities in which they are involved. Should the Advisor or Sub-advisor breach its fiduciary duties to us by inappropriately devoting insufficient time or resources to our business, the returns on our investments and the value of our stockholders' investments may decline.

All of our executive officers, some of our directors and the key real estate and other professionals assembled by the Advisor, Sub-advisor and Dealer Manager face conflicts of interest related to their positions or interests in affiliates of our sponsors, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

All of our executive officers, some of our directors and the key real estate and other professionals assembled by the Advisor, Sub-advisor and Dealer Manager are also executive officers, directors, managers, key professionals or holders of a direct or indirect controlling interests in the Advisor, the Sub-advisor, our Dealer Manager or other sponsor-affiliated entities. Through our AR Capital sponsor's affiliates, some of these persons work on behalf of AR Capital-sponsored programs that are currently raising capital publicly or are in registration to raise capital publicly. Through our Phillips Edison sponsor's affiliates, some of these persons work on behalf of other Phillips Edison-sponsored private programs. As a result, they have loyalties to each of these entities, which loyalties could conflict with the fiduciary duties they owe to us and could result in action or inaction detrimental to our business. Conflicts with our business and interests are most likely to arise from (a) allocation of new investments and management time and services between us and the other entities, (b) our purchase of properties from, or sale of properties to, affiliated entities, (c) development of our properties by affiliates, (d) investments with affiliates of the Advisor or Sub-advisor, (e) compensation to the Advisor or Sub-advisor, and (f) our relationship with the Advisor, Sub-advisor, Dealer Manager and Property Manager. If we do not successfully implement our business strategy, we may be unable to generate the cash needed to make distributions to our stockholders and to maintain or increase the value of our assets.

Although our sponsors and their affiliates have previously paid, forgiven or deferred certain fees and expenses related to us, there is no obligation by our sponsors or their affiliates to do so in the future.

The Advisor and Sub-advisor have waived or reimbursed payment of cash asset management fees to the extent that, as of the date of payment, our operating performance during the prior quarter was not commensurate with our distributions during such period. Cash asset management fees were $1,243,000 for the year ended December 31, 2012, but $546,000 of these fees were waived by the Advisor and Sub-advisor pursuant to the advisory agreement. In addition, our sponsors have provided $228,000 towards certain of our general and administrative expenses as capital contributions since inception. Our sponsors have not received, and will not receive, additional equity securities or any reimbursement for these contributions. Our sponsors do not intend to continue to contribute monies to fund future distributions. Also, approximately $6.9 million of organization and offering costs have been incurred on our behalf by the Sub-advisor that have not been charged to us because of the uncertainty as to the amount of proceeds we will raise in our initial public offering. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through our offering. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of this offering and the discretion of the Sub-advisor.

Risks Related to Our Offering and Our Corporate Structure

The offering price of our shares was not established in reliance on a valuation of our assets and liabilities; the actual value of your investment may be substantially less than what you pay. We may use the most recent price paid to acquire a share in our initial public or a follow-on public offering as the estimated value of our shares until we have completed our offering stage. Even when the Advisor begins to use other valuation methods to estimate the value of our shares, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.

We established the offering price of our shares on an arbitrary basis. The selling price of our shares bears no relationship to our book or asset values or to any other established criteria for valuing shares. Because the offering price is not based upon any valuation (independent or otherwise), the offering price is likely to be higher than the proceeds that you would receive upon liquidation or a resale of your shares if they were to be listed on an exchange or actively traded by broker-dealers, especially in light of the upfront fees that we pay in connection with the issuance of our shares.

To assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310, we disclose in each annual report distributed to stockholders a per share estimated value of our shares, the method by which it was developed, and the date of the data used to develop the estimated value. For this purpose, the Advisor estimated the value of our common shares as $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that the offering price of our shares of common stock in our initial public offering is $10.00 per share (ignoring purchase price discounts for certain categories of purchasers). The Advisor has indicated that it intends to use the most recent price paid to acquire a share in our initial public offering (ignoring purchase price discounts for certain categories of purchasers) or a follow-on public offering as its estimated per share value of our shares until we have completed our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities – whether through our initial public offering or follow-on public offerings – and have not done so for 18 months. If our board of directors determines that it is in our best interest, we may conduct follow on offerings upon the termination of our initial public offering. Our charter does not restrict our ability to conduct offerings in the future. (For purposes of this definition, we do not consider a "public equity offering" to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.)

Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our initial public offering, this reported value is likely to differ from the price that a stockholder would receive in the near term upon a resale of his or her shares or upon a liquidation of the our assets because (i) there is no public trading market for the shares at this time; (ii) the $10.00 primary offering price involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sale price than could otherwise be obtained; (iii) estimated value does not reflect, and is not derived from, the fair market value of our assets because the amount of proceeds available for investment from our primary public offering is net of selling commissions, dealer manager fees, other organization and offering costs and acquisition fees and expenses; (iv) the estimated value does not take into account how market fluctuations affect the value of our investments, including how the current disruptions in the financial and real estate markets may affect the values of our investments; and (v) the estimated value does not take into account how developments related to individual assets may have increased or decreased the value of our portfolio.

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, the Advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Accordingly, these estimates may or may not be an accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

The actual value of shares that we repurchase under our share repurchase program may be substantially less than what we pay.

Under our share repurchase program, shares may be repurchased at varying prices depending on (a) the number of years the shares have been held, (b) the purchase price paid for the shares and (c) whether the redemptions are sought upon a stockholder's death, qualifying disability or determination of incompetence. The maximum price that may be paid under the program is $10.00 per share, which is the offering price of our shares of common stock in the primary portion of our initial public offering (ignoring purchase price discounts for certain categories of purchasers) and, as described above, the initial estimated value of our common shares disclosed to assist FINRA members and their associated persons that participate in this offering, pursuant to FINRA Rule 2310. Although this initial estimated value represents the most recent price at which most investors are willing to purchase shares in our primary offering, this reported value is likely to differ from the price at which a stockholder could resell his or her shares for the reasons discussed in the risk factor above. Thus, when we repurchase shares of our common stock at $10.00 per share, the actual value of the shares that we repurchase is likely to be less, and the repurchase is likely to be dilutive to our remaining stockholders. Even at lower repurchase prices, the actual value of the shares may be substantially less than what we pay and the repurchase may be dilutive to our remaining stockholders.

Our charter limits the number of shares a person may own, which may discourage a takeover that could otherwise result in a premium price to our stockholders.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. To help us comply with the REIT ownership requirements of the Internal Revenue Code, among other purposes, our charter prohibits a person from directly or constructively owning more than 9.8% in value of our aggregate outstanding stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our aggregate outstanding common stock, unless exempted by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our common stock.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of our common stockholders or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption of any such stock. Thus, our board of directors could authorize the issuance of preferred stock with priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to holders of our common stock.

Because Maryland law permits our board to adopt certain anti-takeover measures without stockholder approval, investors may be less likely to receive a "control premium" for their shares.

In 1999, the State of Maryland enacted legislation that enhances the power of Maryland corporations to protect themselves from unsolicited takeovers. Among other things, the legislation permits our board, without stockholder approval, to amend our charter to:

- stagger our board of directors into three classes;
- require a two-thirds stockholder vote for removal of directors;
- provide that only the board can fix the size of the board;
- provide that all vacancies on the board, however created, may be filled only by the affirmative vote of a majority of the remaining directors in office; and
- require that special stockholder meetings may only be called by holders of a majority of the voting shares entitled to be cast at the meeting.

Under Maryland law, a corporation can opt to be governed by some or all of these provisions if it has a class of equity securities registered under the Exchange Act, and has at least three independent directors. Our charter does not prohibit our board of directors from opting into any of the above provisions permitted under Maryland law. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for holders of our securities.

Our stockholders have limited control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and distributions. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Under the Maryland General Corporation Law and our charter, our stockholders have a right to vote only on limited matters. Our board's broad discretion in setting policies and our stockholders' inability to exert control over those policies increases the uncertainty and risks our stockholders face.

Our stockholders may not be able to sell their shares under our share repurchase program and, if they are able to sell their shares under the program, they may not be able to recover the amount of their investment in our shares.

Our share repurchase program includes numerous restrictions that limit our stockholders' ability to sell their shares. During any calendar year, we may purchase no more than 5.0% of the weighted-average number of shares outstanding during the prior calendar year. Our stockholders must hold their shares for at least one year in order to participate in the share repurchase program, except for repurchases sought upon a stockholder's death or "qualifying disability." The cash available for redemption on any particular date is generally limited to the proceeds from the DRP during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period; however, subject to the limitations described above, we may use other sources of cash at the discretion of our board of directors. These limitations do not, however, apply to repurchase sought upon a stockholder's death or "qualifying disability." Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share repurchase program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share repurchase program. These limits may prevent us from accommodating all repurchase requests made in any year. These restrictions would severely limit your ability to sell your shares should you require liquidity and would limit your ability to recover the value you invested. Our board is free to amend, suspend or terminate the share repurchase program upon 30 days' notice.

Our stockholders' interests in us will be diluted if we issue additional shares, which could reduce the overall value of our stockholders' investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue 1,010,000,000 shares of capital stock, of which 1,000,000,000 shares are designated as common stock and 10,000,000 shares are designated as preferred stock. Our board of directors may amend our charter to increase or decrease the number of authorized shares of capital stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. After our investors purchase shares in our offering, our board may elect to (1) sell additional shares in this or future public offerings, (2) issue equity interests in private offerings, (3) issue share-based awards to our independent directors or to our officers or employees or to the officers or employees of the Advisor or Sub-advisor or any of their affiliates, (4) issue shares to the Advisor or Sub-advisor, or its successors or assigns, in payment of an outstanding fee obligation or (5) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership. To the extent we issue additional equity interests after our investors purchase shares in our offering, their percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our real estate investments, our investors may also experience dilution in the book value and fair value of their shares.

Payment of fees to the Advisor, the Sub-advisor and their respective affiliates reduce cash available for investment and distribution and increases the risk that our stockholders will not be able to recover the amount of their investments in our shares.

The Advisor, the Sub-advisor and their respective affiliates perform services for us in connection with the sale of shares in our offering, the selection and acquisition of our investments, the management and leasing of our properties and the administration of our other investments. We pay them substantial fees for these services, which results in immediate dilution to the value of our stockholders' investments and reduces the amount of cash available for investment or distribution to stockholders. Depending primarily upon the number of shares we sell in our offering and assuming a $10.00 purchase price for shares sold in the primary offering and a $9.50 purchase price for shares sold under the dividend reinvestment plan, we estimate that approximately 87.2% of the gross proceeds will be available to make investments in real estate properties and other real estate-related loans and securities. We will use the remainder of the offering proceeds to pay the costs of our offering, including selling commissions and the dealer manager fee, and to pay a fee to the Advisor and the Sub-advisor for their services in connection with the selection, acquisition and financing of properties, and to repurchase shares of our common stock under our share repurchase program.

These fees and other payments also increase the risk that our stockholders will not be able to resell their shares at a profit, even if our shares are listed on a national securities exchange.

If we are unable to obtain funding for future capital needs, cash distributions to our stockholders and the value of our investments could decline.

When tenants do not renew their leases or otherwise vacate their space, we will often need to expend substantial funds for improvements to the vacated space in order to attract replacement tenants. Even when tenants do renew their leases we may agree to make improvements to their space as part of our negotiation. If we need additional capital in the future to improve or maintain our properties or for any other reason, we may have to obtain financing from sources, beyond our funds from operations, such as borrowings or future equity offerings. These sources of funding may not be available on attractive terms or at all. If we cannot procure additional funding for capital improvements, our investments may generate lower cash flows or decline in value, or both, which would limit our ability to make distributions to our stockholders and could reduce the value of your investment.

Although we are not currently afforded the protection of the Maryland General Corporation Law relating to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination.

Under Maryland law, "business combinations" between a Maryland corporation and certain interested stockholders or affiliates of interested stockholders are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Also under Maryland law, control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, an officer of the corporation or an employee of the corporation who is also a director of the corporation are excluded from the vote on whether to accord voting rights to the control shares. Should our board opt into these provisions of Maryland law, it may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Similarly, provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law could provide similar anti-takeover protection.

General Risks Related to Investments in Real Estate

Economic and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

Our properties and their performance are subject to the risks typically associated with real estate, including:

- downturns in national, regional and local economic conditions;
- increased competition for real estate assets targeted by our investment strategy;
- adverse local conditions, such as oversupply or reduction in demand for similar properties in an area and changes in real estate zoning laws that may reduce the desirability of real estate in an area;
- vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;
- changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;
- changes in tax, real estate, environmental and zoning laws;
- periods of high interest rates and tight money supply; and
- the illiquidity of real estate investments generally.

Any of the above factors, or a combination thereof, could result in a decrease in the value of our investments, which would have an adverse effect on our operations, on our ability to pay distributions to our stockholders and on the value of our stockholders' investments.

We depend on our tenants for revenue, and, accordingly, our revenue and our ability to make distributions to our stockholders is dependent upon the success and economic viability of our tenants.

We depend upon tenants for revenue. Rising vacancies across commercial real estate have resulted in increased pressure on real estate investors and their property managers to find new tenants and keep existing tenants. A property may incur vacancies either by the expiration of a tenant lease, the continued default of a tenant under its lease or the early termination of a lease by a tenant. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to stockholders. In order to maintain tenants, we may have to offer inducements, such as free rent and tenant improvements, to compete for attractive tenants. In addition, if we are unable to attract additional or replacement tenants, the resale value of the property could be diminished, even below our cost to acquire the property, because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of our stockholders' investments.

Retail conditions may adversely affect our base rent and subsequently, our income.

Some of our leases may provide for base rent plus contractual base rent increases. A number of our retail leases may also include a percentage rent clause for additional rent above the base amount based upon a specified percentage of the sales our tenants generate. Under those leases that contain percentage rent clauses, our revenue from tenants may increase as the sales of our tenants increase.

Generally, retailers face declining revenues during downturns in the economy. As a result, the portion of our revenue which we may derive from percentage rent leases could decline upon a general economic downturn.

Our revenue will be affected by the success and economic viability of our anchor retail tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space and adversely affect the returns on our stockholders' investments.

In the retail sector, a tenant occupying all or a large portion of the gross leasable area of a retail center, commonly referred to as an anchor tenant, may become insolvent, may suffer a downturn in business, or may decide not to renew its lease. Any of these events would result in a reduction or cessation in rental payments to us and would adversely affect our financial condition. A lease termination by an anchor tenant could result in lease terminations or reductions in rent by other tenants whose leases may permit cancellation or rent reduction if another tenant's lease is terminated. In such event, we may be unable to re-lease the vacated space. Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases. In the event that we are unable to re-lease the vacated space to a new anchor tenant, we may incur additional expenses in order to re-model the space to be able to re-lease the space to more than one tenant.

The recent economic downturn and weak recovery in the United States has had an adverse impact on the retail industry generally. Slow or negative growth in the retail industry could result in defaults by retail tenants, which could have an adverse impact on our financial operations.

The recent economic downturn and weak recovery in the United States has had an adverse impact on the retail industry generally. A continuation of adverse economic conditions would result in an increase in distressed or bankrupt retail companies, which in turn would result in an increase in defaults by tenants at our commercial properties. Additionally, slow economic growth would likely hinder new entrants into the retail market, which would make it difficult for us to fully lease the real properties that we plan to acquire. Tenant defaults and decreased demand for retail space would have an adverse impact on the value of the retail properties that we plan to acquire and our results of operations.

We anticipate that our properties will consist primarily of retail properties. Our performance, therefore, is linked to the market for retail space generally.

The market for retail space has been and could be adversely affected by weaknesses in the national, regional and local economies, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, excess amounts of retail space in a number of markets and competition for tenants with other shopping centers in our markets. Customer traffic to these shopping areas may be adversely affected by the closing of stores in the same shopping center, or by a reduction in traffic to such stores resulting from a regional economic downturn, a general downturn in the local area where our store is located, or a decline in the desirability of the shopping environment of a particular shopping center. Such a reduction in customer traffic could have a material adverse effect on our business, financial condition and results of operations.

A high concentration of our properties in a particular geographic area, or with tenants in a similar industry, would magnify the effects of downturns in that geographic area or industry.

We expect that our properties will be diverse according to geographic area and industry of our tenants. However, in the event that we have a concentration of properties in any particular geographic area, any adverse situation that disproportionately affects that geographic area would have a magnified adverse effect on our portfolio. Similarly, if tenants of our properties are concentrated in a certain industry or retail category, any adverse effect on that industry generally would have a disproportionately adverse effect on our portfolio.

Our retail tenants face competition from numerous retail channels, which may reduce our profitability and ability to pay distributions.

Retailers at our properties face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and Internet shopping. Such competition could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

If we enter into long-term leases with retail tenants, those leases may not result in fair value over time.

Long-term leases do not allow for significant changes in rental payments and do not expire in the near term. If we do not accurately judge the potential for increases in market rental rates when negotiating these long-term leases, significant increases in future property operating costs could result in receiving less than fair value from these leases. Such circumstances would adversely affect our revenues and funds available for distribution.

The bankruptcy or insolvency of a major tenant may adversely impact our operations and our ability to pay distributions to stockholders.

The bankruptcy or insolvency of a significant tenant or a number of smaller tenants may have an adverse impact on financial condition and our ability to pay distributions to our stockholders. Generally, under bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant's bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy, and therefore, funds may not be available to pay such claims in full.

Competition with third parties in acquiring properties and other investments may reduce our profitability and the return on our stockholders' investments.

We face competition from various entities for investment opportunities in retail properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell.

Properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

A property may incur vacancies either by the expiration of a tenant lease, the continued default of a tenant under its lease or the early termination of a lease by a tenant. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available to distribute to stockholders. In addition, the resale value of the property could be diminished because the market value of a particular property depends principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction on the resale value of a property could also reduce the value of our stockholders' investments.

Changes in supply of or demand for similar real properties in a particular area may increase the price of real properties we seek to purchase and decrease the price of real properties when we seek to sell them.

The real estate industry is subject to market forces. We are unable to predict certain market changes including changes in supply of, or demand for, similar real properties in a particular area. Any potential purchase of an overpriced asset could decrease our rate of return on these investments and result in lower operating results and overall returns to our stockholders.

We may be unable to adjust our portfolio in response to changes in economic or other conditions or sell a property if or when we decide to do so, limiting our ability to pay cash distributions to our stockholders.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. We may be unable to sell our properties at a profit. Our inability to sell properties at the time and on the terms we want could reduce our cash flow and limit our ability to make distributions to our stockholders and could reduce the value of our stockholders' investments. Moreover, in acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. We cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. Our inability to sell a property when we desire to do so may cause us to reduce our selling price for the property. Any delay in our receipt of proceeds, or diminishment of proceeds, from the sale of a property could adversely impact our ability to pay distributions to our stockholders.

We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.

A lock-out provision is a provision that prohibits the prepayment of a loan during a specified period of time. Lock-out provisions may include terms that provide strong financial disincentives for borrowers to prepay their outstanding loan balance and exist in order to protect the yield expectations of lenders. We expect that many of our properties will be subject to lock-out provisions. Lock-out provisions could materially restrict us from selling or otherwise disposing of or refinancing properties when we may desire to do so. Lock-out provisions may prohibit us from reducing the outstanding indebtedness with respect to any properties, refinancing such indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness with respect to such properties. Lock-out provisions could impair our ability to take other actions during the lock-out period that could be in the best interests of our stockholders and, therefore, may have an adverse impact on the value of our shares relative to the value that would result if the lock-out provisions did not exist. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price, and subsequent payments will be spread over a number of years. If any purchaser defaults under a financing arrangement with us, it could negatively impact our ability to pay cash distributions to our stockholders.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

We may from time to time acquire unimproved real property or properties that are under development or construction. Investments in such properties are subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities or community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment.

In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.

We may enter into one or more contracts, either directly or indirectly through joint ventures with affiliates or others, to acquire real property from a development company that is engaged in construction and development of commercial real properties. Properties acquired from a development company may be either existing income-producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire such properties. In the case of properties to be developed by a development company, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property. At the time of contracting and the payment of the earnest money deposit by us, the development company typically will not have acquired title to any real property. Typically, the development company will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. We may enter into such a contract with the development company even if at the time we enter into the contract, we have not yet raised sufficient proceeds in our offering to enable us to close the purchase of such property. However, we may not be required to close a purchase from the development company, and may be entitled to a refund of our earnest money, in the following circumstances:

- the development company fails to develop the property;
- all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or
- we are unable to raise sufficient proceeds from our offering to pay the purchase price at closing.

The obligation of the development company to refund our earnest money will be unsecured, and we may not be able to obtain a refund of such earnest money deposit from it under these circumstances since the development company may be an entity without substantial assets or operations.

Our joint venture partners could take actions that decrease the value of an investment to us and lower our stockholders' overall return.

We have entered into the Joint Venture and may enter into additional joint ventures with third parties, including entities that are affiliated with the Advisor or Sub-advisor, to acquire properties and other assets. We may also purchase and develop properties in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements with the sellers of the properties, affiliates of the sellers, developers or other persons. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

- that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;
- that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives;
- the possibility that we may incur liabilities as a result of an action taken by such co-venturer, co-tenant or partner;
- that disputes between us and a co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business;
- the possibility that if we have a right of first refusal or buy/sell right to buy out a co-venturer, co-owner or partner, we may be unable to finance such a buy-out if it becomes exercisable, or we may be required to purchase such interest at a time when it would not otherwise be in our best interest to do so; or
- the possibility that we may not be able to sell our interest in the joint venture if we desire to exit the joint venture.

Under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached, which might have a negative influence on the joint venture and decrease potential returns to our stockholders. In addition, to the extent that our venture partner or co-tenant is an affiliate of the Advisor or Sub-advisor, certain conflicts of interest will exist. Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of our stockholders' investments.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

CC&Rs may restrict our ability to operate a property.

We expect that some of our properties will be contiguous to other parcels of real property, comprising part of the same retail center. In connection with such properties, we will be subject to significant covenants, conditions and restrictions, known as "CC&Rs," restricting the operation of such properties and any improvements on such properties, and related to granting easements on such properties. Moreover, the operation and management of the contiguous properties may impact such properties. Compliance with CC&Rs may adversely affect our operating costs and reduce the amount of funds that we have available to pay distributions to our stockholders.

If we set aside insufficient capital reserves, we may be required to defer necessary capital improvements.

If we do not have enough reserves for capital to supply needed funds for capital improvements throughout the life of the investment in a property and there is insufficient cash available from our operations, we may be required to defer necessary improvements to a property, which may cause that property to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to the property. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

Our operating expenses may increase in the future and, to the extent such increases cannot be passed on to tenants, our cash flow and our operating results would decrease.

Operating expenses, such as expenses for fuel, utilities, labor and insurance, are not fixed and may increase in the future. There is no guarantee that we will be able to pass such increases on to our tenants. To the extent such increases cannot be passed on to tenants, any such increase would cause our cash flow and our operating results to decrease.

Our real properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our real properties are subject to real property taxes that may increase as tax rates change and as the real properties are assessed or reassessed by taxing authorities. We anticipate that certain of our leases will generally provide that the property taxes, or increases therein, are charged to the lessees as an expense related to the real properties that they occupy, while other leases will generally provide that we are responsible for such taxes. In any case, as the owner of the properties, we are ultimately responsible for payment of the taxes to the applicable government authorities. If real property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes even if otherwise stated under the terms of the lease. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, we are generally responsible for real property taxes related to any vacant space.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders' investments.

We will attempt to adequately insure all of our real properties against casualty losses. There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases have begun to insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our stockholders' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders. The Terrorism

Risk Insurance Act of 2002 is designed for a sharing of terrorism losses between insurance companies and the federal government. We cannot be certain how this act will impact us or what additional cost to us, if any, could result.

Terrorist attacks and other acts of violence or war may affect the markets in which we plan to operate, which could delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

Terrorist attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. We expect that we will invest in major metropolitan areas. We may not be able to obtain insurance against the risk of terrorism because it may not be available or may not be available on terms that are economically feasible. The terrorism insurance that we obtain may not be sufficient to cover loss for damages to our properties as a result of terrorist attacks. The inability to obtain sufficient terrorism insurance or any terrorism insurance at all could limit our investment options as some mortgage lenders have begun to insist that specific coverage against terrorism be purchased by commercial owners as a condition of providing loans.

Costs of complying with governmental laws and regulations related to environmental protection and human health and safety may reduce our net income and the cash available for distributions to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials, and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Our tenants' operations, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability. Any material expenditures, fines, penalties, or damages we must pay will reduce our ability to make distributions and may reduce the value of our stockholders' investments.

The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders.

Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances. The costs of defending against claims of environmental liability or of paying personal injury claims could reduce the amounts available for distribution to our stockholders. Generally, we expect that the real estate properties that we acquire will have been subject to Phase I environmental assessments at the time they were acquired. A Phase I environmental assessment or site assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The Disabilities Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We will attempt to acquire properties that comply with the ADA or place the burden on the seller or other third party, such as a tenant, to ensure compliance with the ADA. We cannot assure our stockholders that we will be able to acquire properties or allocate responsibilities in this manner. Any of our funds used for Disabilities Act compliance will reduce our net income and the amount of cash available for distributions to our stockholders.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or "FDIC," only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000. The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of our stockholders' investments.

Risks Related to Real Estate-Related Investments

Our investments in mortgage, mezzanine, bridge and other loans as well as our investments in mortgage-backed securities, collateralized debt obligations and other debt may be affected by unfavorable real estate market conditions, which could decrease the value of those assets and the return on your investment.

If we make or invest in mortgage, mezzanine or other real estate-related loans, we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the underlying properties drop, our risk will increase because of the lower value of the security associated with such loans. Our investments in mortgage-backed securities, collateralized debt obligations and other real estate-related debt will be similarly affected by real estate market conditions.

If we make or invest in mortgage, mezzanine, bridge or other real estate-related loans, our loans will be subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of your investment would be subject to fluctuations in interest rates.

If we make or invest in fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to make new loans at the higher interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. For these reasons, if we invest in mortgage, mezzanine, bridge or other real estate-related loans, our returns on those loans and the value of your investment will be subject to fluctuations in interest rates.

We have not established investment criteria limiting geographical concentration of our mortgage investments or requiring a minimum credit quality of borrowers.

We have not established any limit upon the geographic concentration of properties securing mortgage loans acquired or originated by us or the credit quality of borrowers of uninsured mortgage assets acquired or originated by us. As a result, properties securing our mortgage loans may be overly concentrated in certain geographic areas, and the underlying borrowers of our uninsured mortgage assets may have low credit quality. We may experience losses due to geographic concentration or low credit quality.

Mortgage investments that are not United States government insured and non-investment-grade mortgage assets involve risk of loss.

We may originate and acquire uninsured and non-investment-grade mortgage loans and mortgage assets, including mezzanine loans, as part of our investment strategy. While holding these interests, we will be subject to risks of borrower defaults, bankruptcies, fraud and losses and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing the mortgage loans could exceed the return on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. To the extent we suffer such losses with respect to our investments in mortgage loans, the value of our stockholders' investments may be adversely affected.

We may invest in non-recourse loans, which will limit our recovery to the value of the mortgaged property.

Our mortgage loan assets may be non-recourse loans. With respect to our non-recourse mortgage loan assets, in the event of a borrower default, the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan, may be less than the amount owed under the mortgage loan. As to those mortgage loan assets that provide for recourse against the borrower and its assets generally, we cannot assure our stockholders that the recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

Interest rate fluctuations will affect the value of our mortgage assets, net income and common stock.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect our income in many ways and present a variety of risks including the risk of variances in the yield curve, a mismatch between asset yields and borrowing rates, and changing prepayment rates.

Variances in the yield curve may reduce our net income. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." Short-term interest rates are ordinarily lower than longer-term interest rates. If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our assets may bear interest based on longer-term rates than our borrowings, a flattening of the yield curve would tend to decrease our net income and the market value of our mortgage loan assets.

Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested in mortgage loans, the spread between the yields of the new investments and available borrowing rates may decline, which would likely decrease our net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event our borrowing costs may exceed our interest income and we could incur operating losses.

Prepayment rates on our mortgage loans may adversely affect our yields.

The value of our mortgage loan assets may be affected by prepayment rates on investments. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. To the extent we originate mortgage loans, we expect that such mortgage loans will have a measure of protection from prepayment in the form of prepayment lock-out periods or prepayment penalties. However, this protection may not be available with respect to investments that we acquire but do not originate. In periods of declining mortgage interest rates, prepayments on mortgages generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the investments that were prepaid. In addition, the market value of mortgage investments may, because of the risk of prepayment, benefit less from declining interest rates than from other fixed-income securities. Conversely, in periods of rising interest rates, prepayments on mortgages generally decrease, in which case we would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios, we may fail to fully recoup our cost of acquisition of certain investments.

Before making any investment, we will consider the expected yield of the investment and the factors that may influence the yield actually obtained on such investment. These considerations will affect our decision whether to originate or purchase such an investment and the price offered for such an investment. No assurances can be given that we can make an accurate assessment of the yield to be produced by an investment. Many factors beyond our control are likely to influence the yield on the investments, including, but not limited to, competitive conditions in the local real estate market, local and general economic conditions and the quality of management of the underlying property. Our inability to accurately assess investment yields may result in our purchasing assets that do not perform as well as expected, which may adversely affect the value of our stockholders' investments.

Volatility of values of mortgaged properties may adversely affect our mortgage loans.

Real estate property values and net operating income derived from real estate properties are subject to volatility and may be affected adversely by a number of factors, including the risk factors described in this report relating to general economic conditions and owning real estate investments. In the event its net operating income decreases, a borrower may have difficulty paying our mortgage loan, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our mortgage loans, which could also cause us to suffer losses.

Mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.

We may make and acquire mezzanine loans. These types of mortgage loans are considered to involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property due to a variety of factors, including the loan being entirely unsecured or, if secured, becoming unsecured as a result of foreclosure by the senior lender. We may not recover some or all of our investment in these loans. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

Our investments in subordinated loans and subordinated mortgage-backed securities may be subject to losses.

We may acquire or originate subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods"), and control decisions made in bankruptcy proceedings relating to borrowers.

The CMBS in which we may invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.

CMBS, or commercial mortgage-backed securities, are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support can reduce the credit risk.

CMBS are also subject to several risks created through the securitization process. Subordinate CMBS are paid interest only to the extent that there are funds available to make payments. To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate CMBS will not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated.

Our investments in real estate-related common equity securities will be subject to specific risks relating to the particular issuer of the securities and may be subject to the general risks of investing in subordinated real estate securities, which may result in losses to us.

We may make equity investments in other REITs and other real estate companies. If we make such investments, we will target a public company that owns commercial real estate or real estate-related assets when we believe its stock is trading at a discount to that company's net asset value. We may eventually seek to acquire or gain a controlling interest in the companies that we target. We do not expect our noncontrolling equity investments in other public companies to exceed 5.0% of the proceeds of our offering, assuming we sell the maximum offering amount, or to represent a substantial portion of our assets at any one time. Our investments in real estate-related common equity securities will involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related common equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed in this report.

Real estate-related common equity securities are generally unsecured and may also be subordinated to other obligations of the issuer. As a result, investments in real estate-related common equity securities are subject to risks of: (1) limited liquidity in the secondary trading market, (2) substantial market price volatility resulting from changes in prevailing interest rates, (3) subordination to the prior claims of banks and other senior lenders to the issuer, (4) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest redemption proceeds in lower yielding assets, (5) the possibility that earnings of the issuer may be insufficient to meet its debt service and distribution obligations and (6) the declining creditworthiness and potential for insolvency of the issuer during periods of rising interest rates and economic downturn. These risks may adversely affect the value of outstanding real estate-related common equity securities and the ability of the issuers thereof to make distribution payments.

Risks Associated with Debt Financing

We have incurred mortgage indebtedness, and we may incur other indebtedness, which increases our risk of loss due to foreclosure.

We have obtained, and are likely to continue to obtain, lines of credit and other long-term financing that are secured by our properties and other assets. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets without conflicts committee approval. Net assets for purposes of this calculation are defined to be our total assets (other than intangibles), valued at cost prior to deducting depreciation or other non-cash reserves, less total liabilities. Generally speaking, the preceding calculation is expected to limit our total liabilities to 75.0% of the aggregate cost of our investments before non-cash reserves and depreciation. We may borrow in excess of these amounts if such excess is approved by a majority of the independent directors and is disclosed to stockholders in our next quarterly report, along with justification for such excess. In some instances, we may acquire real properties by financing a portion of the price of the properties and mortgaging or pledging some or all of the properties purchased as security for that debt. We may also incur mortgage debt on properties that we already own in order to obtain funds to acquire additional properties. In addition, we may borrow as necessary or advisable to ensure that we maintain our qualification as a REIT for U.S. federal income tax purposes, including borrowings to satisfy the REIT requirement that we distribute at least 90.0% of our annual REIT taxable income to our stockholders (computed without regard to the dividends-paid deduction and excluding net capital gain). We, however, can give our stockholders no assurance that we will be able to obtain such borrowings on satisfactory terms.

High debt levels will cause us to incur higher interest charges, which would result in higher debt service payments and could be accompanied by restrictive covenants. If we do mortgage a property and there is a shortfall between the cash flow from that property and the cash flow needed to service mortgage debt on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, reducing the value of our stockholders' investments. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure even though we would not necessarily receive any cash proceeds. We may give full or partial guaranties to lenders of mortgage debt on behalf of the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by such entity. If any mortgages contain cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties.

We may also obtain recourse debt to finance our acquisitions and meet our REIT distribution requirements. If we have insufficient income to service our recourse debt obligations, our lenders could institute proceedings against us to foreclose upon our assets. If a lender successfully forecloses upon any of our assets, our ability to pay cash distributions to our stockholders will be limited, and our stockholders could lose all or part of their investment.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flows from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to our stockholders and may hinder our ability to raise capital by issuing more stock or borrowing more money.

We expect to use leverage in connection with our investments in real estate-related assets, which increases the risk of loss associated with this type of investment.

We may finance the acquisition and origination of certain real estate-related investments with warehouse lines of credit and repurchase agreements. In addition, we may engage in various types of securitizations in order to finance our loan originations. The use of such leverage may substantially increase the risk of loss. There can be no assurance that leveraged financing will be available to us on favorable terms or that, among other factors, the terms of such financing will parallel the maturities of the underlying assets acquired. If alternative financing is not available, we may have to liquidate assets at unfavorable prices to pay off such financing. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire.

Our debt service payments will reduce our cash flow available for distributions. We may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. We may utilize repurchase agreements as a component of our financing strategy. Repurchase agreements economically resemble short-term, variable-rate financing and usually require the maintenance of specific loan-to-collateral value ratios. If the market value of the assets subject to a repurchase agreement declines, we may be required to provide additional collateral or make cash payments to maintain the loan-to-collateral value ratio. If we are unable to provide such collateral or cash repayments, we may lose our economic interest in the underlying assets. Further, credit facility providers and warehouse facility providers may require us to maintain a certain amount of cash reserves or to set aside unleveraged assets sufficient to maintain a specified liquidity position that would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

We may not be able to access financing sources on attractive terms, which could adversely affect our ability to execute our business plan.

We may finance our assets over the long-term through a variety of means, including repurchase agreements, credit facilities, issuance of commercial mortgage-backed securities, collateralized debt obligations and other structured financings. Our ability to execute this strategy will depend on various conditions in the markets for financing in this manner that are beyond our control, including lack of liquidity and greater credit spreads. We cannot be certain that these markets will remain an efficient source of long-term financing for our assets. If our strategy is not viable, we will have to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, thereby reducing cash available for distribution to our stockholders and funds available for operations as well as for future business opportunities.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to our stockholders.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan agreements we enter may contain covenants that limit our ability to further mortgage a property, discontinue insurance coverage or replace the Advisor. In addition, loan documents may limit our ability to replace a property's property manager or terminate certain operating or lease agreements related to a property. These or other limitations would decrease our operating flexibility and our ability to achieve our operating objectives.

Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.

As of December 31, 2012, we have $113.1 million of variable rate debt obligations. Because we have such variable rate debt obligations, increases in interest rates would increase our interest costs and would reduce our cash flows and our ability to pay distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments.

Our derivative financial instruments that we may use to hedge against interest rate fluctuations may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on our stockholders' investment.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets, but no hedging strategy can protect us completely. We cannot assure our stockholders that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses. In addition, the use of such instruments may reduce the overall return on our investments. These instruments may also generate income that may not be treated as qualifying REIT income for purposes of the 75.0% or 95.0% REIT income test.

Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.

We may finance our property acquisitions using interest-only mortgage indebtedness. During the interest-only period, the amount of each scheduled payment will be less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan will not be reduced (except in the case of prepayments) because there are no scheduled monthly payments of principal during this period. After the interest-only period, we will be required either to make scheduled payments of amortized principal and interest or to make a lump-sum or "balloon" payment at maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan. If the mortgage loan has an adjustable interest rate, the amount of our scheduled payments also may increase at a time of rising interest rates. Increased payments and substantial principal or balloon maturity payments will reduce the funds available for distribution to our stockholders because cash otherwise available for distribution will be required to pay principal and interest associated with these mortgage loans.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets. In addition, payments of principal and interest made to service our debts may leave us with insufficient cash to pay the distributions that we are required to pay to maintain our qualification as a REIT. Any of these results would have a significant, negative impact on our stockholders' investments.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of your investment.

Our policies do not limit us from incurring debt until our borrowings would cause our total liabilities to exceed 75.0% of the cost (before deducting depreciation or other non-cash reserves) of our tangible assets, and we may exceed this limit with the approval of the conflicts committee of our board of directors. During the early stages of our offering, our conflicts committee may approve debt in excess of this limit. High debt levels would cause us to incur higher interest charges and higher debt service payments and could also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of your investment.

U.S. Federal Income Tax Risks

Failure to qualify as a REIT would reduce our net earnings available for investment or distribution.

Our qualification as a REIT depends upon our ability to meet requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code. If we fail to qualify as a REIT for any taxable year after electing REIT status, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, we would generally be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT status. Losing our REIT status would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. In addition, distributions to stockholders would no longer qualify for the dividends paid deduction, and we would no longer be required to make distributions. If this occurs, we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Our stockholders may have current tax liability on distributions they elect to reinvest in our common stock.

If our stockholders participate in the DRP, they will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. In addition, our stockholders will be treated for tax purposes as having received an additional distribution to the extent the shares are purchased at a discount to fair market value. As a result, unless our stockholders are a tax-exempt entity, they may have to use funds from other sources to pay their tax liability on the value of the shares of common stock received.

Failure to qualify as a REIT would subject us to U.S. federal income tax, which would reduce the cash available for distribution to our stockholders.

We operate in a manner that is intended to cause us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2010. However, the U.S. federal income tax laws governing REITs are extremely complex, and interpretations of the U.S. federal income tax laws governing qualification as a REIT are limited. Qualifying as a REIT requires us to meet various tests regarding the nature of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions on an ongoing basis. While we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, including the tax treatment of certain investments we may make, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. If we fail to qualify as a REIT in any calendar year and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income. We might need to borrow money or sell assets to pay that tax. Our payment of U.S. federal income tax would decrease the amount of our income available for distribution to our stockholders. Furthermore, if we fail to maintain our qualification as a REIT and we do not qualify for certain statutory relief provisions, we no longer would be required to distribute substantially all of our REIT taxable income to our stockholders. Unless our failure to qualify as a REIT were excused under federal tax laws, we would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to some federal, state and local taxes on our income or property. For example:

- In order to qualify as a REIT, we must distribute annually at least 90.0% of our REIT taxable income to our stockholders (which is determined without regard to the dividends paid deduction or net capital gain). To the extent that we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on the undistributed income.
- We will be subject to a 4.0% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year are less than the sum of 85.0% of our ordinary income, 95.0% of our capital gain net income and 100% of our undistributed income from prior years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest U.S. federal corporate income tax rate.
- If we sell an asset, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax unless such sale were made by one of our taxable REIT subsidiaries or the sale met certain "safe harbor" requirements under the Internal Revenue Code.

Our investments in debt instruments may cause us to recognize "phantom income" for U.S. federal income tax purposes even though no cash payments have been received on the debt instruments.

We may acquire debt instruments in the secondary market for less than their face amount. The amount of such discount will generally be treated as "market discount" for U.S. federal income tax purposes. Moreover, pursuant to our involvement in public-private joint ventures, other similar programs recently announced by the federal government, or otherwise, we may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are "significant modifications" under the applicable regulations promulgated by the U.S. Treasury Department (the "Treasury Regulations"), the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. This deemed reissuance may prevent the modified debt from qualifying as a good REIT asset if the underlying security has declined in value.

In general, we will be required to accrue original issue discount on a debt instrument as taxable income in accordance with applicable U.S. federal income tax rules even though no cash payments may be received on such debt instrument.

In the event a borrower with respect to a particular debt instrument encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of when their corresponding cash payments are received.

As a result of these factors, there is a significant risk that we may recognize substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this "phantom income" is recognized.

REIT distribution requirements could adversely affect our ability to execute our business plan.

We generally must distribute annually at least 90.0% of our REIT taxable income, subject to certain adjustments and excluding any net capital gain, in order for U.S. federal corporate income tax not to apply to earnings that we distribute. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed REIT taxable income. In addition, we will be subject to a 4.0% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under federal tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements of the Internal Revenue Code.

From time to time, we may generate taxable income greater than our taxable income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders (for example, where a borrower defers the payment of interest in cash pursuant to a contractual right or otherwise). If we do not have other funds available in these situations, we could be required to borrow funds, sell investments at disadvantageous prices or find another alternative source of funds to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and to avoid

U.S. federal corporate income tax and the 4.0% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities, which may delay or hinder our ability to meet our investment objectives and reduce our stockholders' overall return.

To qualify as a REIT, we must satisfy certain tests on an ongoing basis concerning, among other things, the sources of our income, nature of our assets and the amounts we distribute to our stockholders. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits and the value of our stockholders' investments.

The "taxable mortgage pool" rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations.

We may be deemed to be ourselves, or we may make investments in entities that own or are themselves deemed to be, taxable mortgage pools. Similarly, certain of our securitizations or other borrowings could be considered to result in the creation of a taxable mortgage pool for U.S. federal income tax purposes. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax by the amount of such tax paid by us that is attributable to such stockholder's ownership. Moreover, we would generally be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for U.S. federal income tax purposes.

These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions or other financing arrangements.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (1) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (2) we are a "pension-held REIT," (3) a tax-exempt stockholder has incurred debt to purchase or hold our common stock or (4) the residual interests in any real estate mortgage investment conduits ("REMICs"), we acquire (if any) generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in clause (3), gains realized on the sale of common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Complying with REIT requirements may force us to liquidate otherwise attractive investments.

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75.0% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and mortgage-backed securities. The remainder of our investment in securities (other than government securities and qualified real estate assets) generally cannot include more than 10.0% of the outstanding voting securities of any one issuer or more than 10.0% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5.0% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25.0% of the value of our total assets can be represented by securities of one or more taxable REIT subsidiaries. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate from our portfolio otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Liquidation of assets may jeopardize our REIT qualification.

To qualify as a REIT, we must comply with requirements regarding our assets and our sources of income. If we are compelled to liquidate our investments to repay obligations to our lenders, we may be unable to comply with these requirements, ultimately jeopardizing our qualification as a REIT, or we may be subject to a 100% tax on any resultant gain if we sell assets that are treated as dealer property or inventory.

Characterization of any repurchase agreements we enter into to finance our investments as sales for tax purposes rather than as secured lending transactions would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements with a variety of counterparties to achieve our desired amount of leverage for the assets in which we invest. When we enter into a repurchase agreement, we generally sell assets to our counterparty to the agreement and receive cash from the counterparty. The counterparty is obligated to resell the assets back to us at the end of the term of the transaction. We believe that for U.S. federal income tax purposes we will be treated as the owner of the assets that are the subject of repurchase agreements and that the repurchase agreements will be treated as secured lending transactions notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the Internal Revenue Service (the "IRS") could successfully assert that we did not own these assets during the term of the repurchase agreements, in which case we could fail to qualify as a REIT if tax ownership of these assets was necessary for us to meet the income and/or asset tests.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Internal Revenue Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate, inflation or currency risks will be excluded from gross income for purposes of the REIT 75.0% and 95.0% gross income tests if the instrument hedges (1) interest rate risk on liabilities incurred to carry or acquire real estate or (2) risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the REIT 75.0% or 95.0% gross income tests, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute nonqualifying income for purposes of both the REIT 75.0% and 95.0% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Our ownership of and relationship with our taxable REIT subsidiaries will be limited, and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35.0% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 25.0% of the value of a REIT's assets may consist of stock or securities of one or more taxable REIT subsidiaries. A domestic taxable REIT subsidiary will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and its parent REIT that are not conducted on an arm's-length basis. We cannot assure our stockholders that we will be able to comply with the 25.0% value limitation on ownership of taxable REIT subsidiary stock and securities on an ongoing basis so as to maintain REIT status or to avoid application of the 100% excise tax imposed on certain non-arm's length transactions.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective, and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in or any new U.S. federal income tax law, regulation or administrative interpretation.

Dividends payable by REITs do not qualify for the reduced tax rates.

Legislation enacted in 2003 and modified in 2005, 2010, and 2013 generally reduces the maximum tax rate for dividends payable to certain stockholders who are domestic individuals, trusts and estates to 20.0%. Dividends payable by REITs, however, are generally not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates, to perceive investments in REITs to be relatively less attractive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

If the Operating Partnership fails to maintain its status as a partnership, its income may be subject to taxation.

We intend to maintain the status of the Operating Partnership as a disregarded entity or partnership for U.S. federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a disregarded entity or partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the yield on your investment. In addition, if any of the partnerships or limited liability companies through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for U.S. federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a recharacterization of an underlying property owner could also threaten our ability to maintain REIT status.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of assets, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales at the REIT level, and may limit the structures we utilize for our securitization transactions, even though the sales or structures might otherwise be beneficial to us.

There is a prohibited transaction safe harbor available under the Internal Revenue Code when a property has been held for at least two years and certain other requirements are met. It cannot be assured, however, that any property sales would qualify for the safe harbor. It may also be possible to reduce the impact of the prohibited transaction tax by conducting certain activities through taxable REIT subsidiaries. However, to the extent that we engage in such activities through taxable REIT subsidiaries, the income associated with such activities may be subject to full corporate income tax.

The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income.

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends, or, for tax years beginning before January 1, 2013, qualified dividend income) generally are taxable as ordinary income. However, a portion of our distributions may (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us, (2) be designated by us, for taxable years beginning before January 1, 2013, as qualified dividend income generally to the extent they are attributable to dividends we receive from our taxable REIT subsidiaries, or (3) constitute a return of capital generally to the extent that they exceed our accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder's investment in our common stock.

If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income (which does not equal net income as calculated in accordance with generally accepted accounting principles ("GAAP")), determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Currently, there is uncertainty as to the position of the IRS regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a dividend reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the IRS were to take the position that we inadvertently paid preferential dividends, we may be deemed to have failed the 90% distribution test, and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure. While we believe that our operations have been structured in such a manner that we will not be treated as inadvertently paying preferential dividends, we can provide no assurance to this effect.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may subject us to U.S. federal income tax and reduce distributions to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election without the approval of our stockholders if it determines that it is no longer in our best interest to continue to qualify as a REIT. While we intend to elect and qualify to be taxed as a REIT, we may not elect to be treated as a REIT or may terminate our REIT election if we determine that qualifying as a REIT is no longer in the best interests of our stockholders. If we cease to be a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders and on the market price of our common stock.

The share ownership restrictions of the Internal Revenue Code for REITs and the 9.8% share ownership limit in our charter may inhibit market activity in our shares of stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year ending on or after December 31, 2011, five or fewer individuals, as defined in the Internal Revenue Code, may not own, actually or constructively, more than 50% in value of our issued and outstanding shares of stock at any time during the last half of a taxable year. Attribution rules in the Internal Revenue Code determine if any individual or entity actually or constructively owns our shares of stock under this requirement. Additionally, at least 100 persons must beneficially own our shares of stock during at least 335 days of a taxable year for each taxable year after December 31, 2011. To help insure that we meet these tests, among other purposes, our charter restricts the acquisition and ownership of our shares of stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT while we so qualify. Unless exempted by our board of directors, for so long as we qualify as a REIT, our charter prohibits, among other limitations on ownership and transfer of shares of our stock, any person from beneficially or constructively owning (applying certain attribution rules under the Internal Revenue Code) more than 9.8% in value of the aggregate of our outstanding shares of stock and not more than 9.8% (in value or in number of shares, whichever is more restrictive) of any class or series of our shares of stock. Our board of directors may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of the 9.8% ownership limit would result in the termination of our qualification as a REIT. These restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interest to continue to qualify as a REIT.

These ownership limits could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax-exempt investors.

If (a) we are a "pension-held REIT," (b) a tax-exempt stockholder has incurred debt to purchase or hold our common stock, or (c) a holder of common stock is a certain type of tax-exempt stockholder, dividends on, and gains recognized on the sale of, common stock by such tax-exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Internal Revenue Code.

Distributions to foreign investors may be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits.

In general, foreign investors will be subject to regular U.S. federal income tax with respect to their investment in our stock if the income derived therefrom is "effectively connected" with the foreign investor's conduct of a trade or business in the United States. A distribution to a foreign investor that is not attributable to gain realized by us from the sale or exchange of a "U.S. real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"), and that we do not designate as a capital gain distribution, will be treated as an ordinary income distribution to the extent that it is made out of current or accumulated earnings and profits. Generally, any ordinary income distribution will be subject to a U.S. federal income tax equal to 30% of the gross amount of the distribution, unless this tax is reduced by the provisions of an applicable treaty.

Foreign investors may be subject to FIRPTA tax upon the sale of their shares of our stock.

A foreign investor disposing of a U.S. real property interest, including shares of stock of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to FIRPTA on the gain recognized on the disposition. Such FIRPTA tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is "domestically controlled" if less than 50.0% of the REIT's stock, by value, has been owned directly or indirectly by persons who are not qualifying U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. While we intend to qualify as a "domestically controlled" REIT, we cannot assure you that we will. If we were to fail to so qualify, gain realized by foreign investors on a sale of shares of our stock would be subject to FIRPTA tax unless the shares of our stock were traded on an established securities market and the foreign investor did not at any time during a specified testing period directly or indirectly own more than 5.0% of the value of our outstanding common stock.

Foreign investors may be subject to FIRPTA tax upon the payment of a capital gains dividend.

A capital gains dividend paid to foreign investors, if attributable to gain from sales or exchanges of U.S. real property interests, would not be exempt from FIRPTA and would be subject to FIRPTA tax.

Retirement Plan Risks

If the fiduciary of an employee pension benefit plan subject to ERISA (such as profit-sharing, Section 401(k) or pension plan) or any other retirement plan or account fails to meet the fiduciary and other standards under ERISA or the Internal Revenue Code as a result of an investment in our stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to employee benefit plans subject to ERISA (such as profit-sharing, Section 401(k) or pension plans) and other retirement plans or accounts subject to Section 4975 of the Internal Revenue Code (such as an IRA) that are investing in our shares. Fiduciaries investing the assets of such a plan or account in our common stock should satisfy themselves that:

- the investment is consistent with their fiduciary obligations under ERISA and the Internal Revenue Code;
- the investment is made in accordance with the documents and instruments governing the plan or IRA, including the plan's or account's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Internal Revenue Code;
- the investment will not impair the liquidity of the plan or IRA;
- the investment will not produce an unacceptable amount of "unrelated business taxable income" for the plan or IRA;
- the value of the assets of the plan can be established annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
- the investment will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

With respect to the annual valuation requirements described above, we expect to provide an estimated value for our shares annually. From the commencement of our offering until 18 months have passed without a sale in a "public equity offering" of our common stock, we expect to use the gross offering price of a share of common stock in our most recent offering as the per share estimated value. For purposes of this definition, we will not consider "public equity offerings" to include offerings on behalf of selling stockholders or offerings related to any dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership.

This estimated value is not likely to reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. Accordingly, we can make no assurances that such estimated value will satisfy the applicable annual valuation requirements under ERISA and the Internal Revenue Code. The Department of Labor or the IRS may determine that a plan fiduciary or an IRA custodian is required to take further steps to determine the value of our common shares. In the absence of an appropriate determination of value, a plan fiduciary or an IRA custodian may be subject to damages, penalties or other sanctions.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Internal Revenue Code may result in the imposition of civil and criminal penalties and could subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a non-exempt prohibited transaction under ERISA or the Internal Revenue Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a non-exempt prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subject to tax.

If you invest in our shares through an IRA or other retirement plan, you may be limited in your ability to withdraw required minimum distributions.

If you establish an IRA or other retirement plan through which you invest in our shares, federal law may require you to withdraw required minimum distributions ("RMDs") from such plan in the future. Our share repurchase program limits the amount of repurchases (other than those repurchases as a result of a stockholder's death or disability) that can be made in a given year. Additionally, you will not be eligible to have your shares repurchased until you have held your shares for at least one year. As a result, you may not be able to have your shares repurchased at a time in which you need liquidity to satisfy the RMD requirements under your IRA or other retirement plan. Even if you are able to have your shares repurchased, such repurchase may be at a price less than the price at which the shares were initially purchased, depending on how long you have held your shares. If you fail to withdraw RMDs from your IRA or other retirement plan, you may be subject to certain tax penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved staff comments.

ITEM 2. PROPERTIES

Real Estate Investments

As of December 31, 2012, we owned fee simple interests in 26 properties in 15 states across the United States that collectively total 2,490,177 square feet with a combined purchase price of $307.0 million. Included in these totals are 20 properties owned through the Joint Venture that total 1,878,177 square feet with a combined purchase price of $211.1 million. Our portfolio was purchased at an 8.1% weighted average capitalization rate, calculated by dividing the annualized net operating income of each property as of the date of acquisition by the purchase price of such property. As of December 31, 2012, our portfolio was 95.0% leased with approximately 80.0% of rents coming from grocery, national, and regional tenants), including 11 market-leading grocers. For additional portfolio information, refer to "Real Estate and Accumulated Depreciation (Schedule III)" herein.

Property Name	Location	Ownership Interest	Anchor	Date Acquired	Contract Purchase Price(1) (in thousands)	Rentable Square Footage	Average Remaining Lease Term in Years	% Leased
Lakeside Plaza	Salem, VA	54%	Kroger	12/10/2010	$ 8,750	82,798	4.1 years	100.0%
Snow View Plaza	Parma, OH	54%	Giant Eagle	12/15/2010	12,300	100,460	6.5 years	97.0%
St. Charles Plaza	Haines City, FL	54%	Publix	6/10/2011	10,100	65,000	9.4 years	96.3%
Centerpoint	Easley, SC	54%	Publix	10/14/2011	6,850	72,287	9.5 years	84.7%
Southampton Village	Tyrone, GA	54%	Publix	10/14/2011	8,350	77,956	8.6 years	91.9%
Burwood Village Center	Glen Burnie, MD	54%	Food Lion	11/9/2011	16,600	105,834	5.6 years	100.0%
Cureton Town Center	Waxhaw, NC	54%	Harris Teeter	12/29/2011	13,950	84,357	9.3 years	100.0%
Tramway Crossing	Sanford, NC	54%	Food Lion	2/23/2012	5,500	62,382	3.4 years	95.9%
Westin Centre	Fayetteville, NC	54%	Food Lion	2/23/2012	6,050	66,890	3.0 years	97.9%
The Village at Glynn Place	Brunswick, GA	54%	Publix	4/27/2012	11,350	111,924	7.4 years	96.2%
Meadowthorpe Shopping Center	Lexington, KY	54%	Kroger	5/9/2012	8,550	87,384	3.6 years	97.4%
New Windsor Marketplace	Windsor, CO	54%	King Soopers(2)	5/9/2012	5,550	95,877	6.6 years	90.3%
Vine Street Square	Kissimmee, FL	54%	Walmart(3)	6/4/2012	13,650	120,699	6.0 years	100.0%
Northtowne Square	Gibsonia, PA	54%	Giant Eagle	6/19/2012	10,575	113,372	7.9 years	100.0%
Brentwood Commons	Bensenville, IL	54%	Dominick's(4)	7/5/2012	14,850	125,550	6.5 years	98.1%
Sidney Towne Center	Sidney, OH	54%	Kroger	8/2/2012	4,300	118,360	6.3 years	98.5%
Broadway Plaza	Tucson, AZ	54%	Sprouts	8/13/2012	12,675	83,612	5.2 years	95.9%
Richmond Plaza	Augusta, GA	54%	Kroger	8/30/2012	19,500	178,167	5.2 years	86.5%
Publix at Northridge	Sarasota, FL	54%	Publix	8/30/2012	11,500	65,320	9.4 years	86.2%
Baker Hill Center	Glen Ellyn, IL	100%	Dominick's(4)	9/6/2012	21,600	135,355	4.7 years	96.7%
New Prague Commons	New Prague, MN	54%	Coborn's	10/12/2012	10,150	59,948	8.4 years	98.2%
Brook Park Plaza	Brook Park, OH	100%	Giant Eagle	10/23/2012	10,140	157,459	5.3 years	87.8%
Heron Creek Towne Center	North Port, FL	100%	Publix	12/17/2012	8,650	64,664	6.4 years	90.4%
Quartz Hill Towne Centre	Lancaster, CA	100%	Vons(4)	12/26/2012	20,970	110,306	4.1 years	98.1%
Hilfiker Square	Salem, OR	100%	Trader Joe's	12/28/2012	8,000	38,558	9.2 years	100.0%
Village One Plaza	Modesto, CA	100%	Raley's	12/28/2012	26,500	105,658	13.8 years	91.6%

(1) The contract purchase price excludes closing costs and acquisition costs.

(2) King Soopers is an affiliate of Kroger.

(3) The anchor tenant of Vine Street Square is a Walmart Neighborhood Market.

(4) Dominick's and Vons are affiliates of Safeway, Inc.

Lease Expirations and Significant Tenants

The following table lists, on an aggregate basis, all of the scheduled lease expirations after December 31, 2012 over each of the years ending December 31, 2013 and thereafter for our 26 shopping centers. The table shows the approximate rentable square feet and annualized effective rent represented by the applicable lease expirations (dollars in thousands):

Year	Number of Expiring Leases	Annualized Effective Rent[1]	% of Total Portfolio Annualized Effective Rent	Leased Rentable Square Feet Expiring[2]	% of Rentable Square Feet Expiring
2013	52	$ 1,721	6.5%	125,300	5.3%
2014	63	2,803	10.5%	225,152	9.6%
2015	55	2,589	9.7%	188,111	8.0%
2016	47	1,945	7.3%	179,262	7.7%
2017	54	2,393	9.0%	177,840	7.6%
2018	20	1,772	6.7%	132,484	5.7%
2019	17	2,563	9.6%	260,441	11.1%
2020	8	1,062	4.0%	86,076	3.7%
2021	12	1,482	5.6%	188,512	8.0%
2022	5	1,876	7.0%	168,694	7.2%
Thereafter	20	6,433	24.1%	610,493	26.1%

(1)We calculate annualized effective rent as monthly contractual rent as of December 31, 2012 multiplied by 12 months, less any tenant concessions.

(2)Does not include leases that had not begun to pay rent as the commencement dates for such leases had not been determined as of December 31, 2012.

The following table sets forth information regarding the tenants comprising ten percent or more of the aggregate annualized effective rent or occupying ten percent or more of the aggregate rentable square footage at our 26 shopping centers as of December 31, 2012 (dollars in thousands):

Tenant Name/Property	Tenant Industry	Number of Locations	Annualized Effective Rent[1]	% of Total Portfolio Annualized Effective Rent	Leased Square Feet	% of Total Portfolio Square Footage
Publix Super Markets[2]	Retail - Grocery Store	8	$ 3,183	11.9%	289,501	11.6%
Kroger[2]	Retail - Grocery Store	7	1,352	5.1%	300,737	12.1%

(1) We calculate annualized effective rent as monthly contractual rent as of December 31, 2012 multiplied by 12 months, less any tenant concessions.
(2) Includes non-grocery leases such as fuel stations and liquor stores.

Portfolio Tenancy

Prior to the acquisition of a property, we assess the suitability of the grocery-anchor tenant and other tenants in light of our investment objectives, namely, preserving capital and providing stable cash flows for distributions. Generally, we assess the strength of the tenant by consideration of company factors, such as its financial strength and market share in the geographic area of the shopping center, as well as location-specific factors, such as the store's sales, local competition and demographics. When assessing the tenancy of the non-anchor space at the shopping center, we consider the tenant mix at each shopping center in light of our portfolio, the proportion of national and national franchise tenants, and the creditworthiness of specific tenants. When evaluating non-national tenancy, we attempt to obtain credit enhancements to leases, which typically come in the form of deposits and/or guarantees from one or more individuals.

The following table presents the composition of our portfolio by tenant type as of December 31, 2012 (dollars in thousands):

Tenant Type	Leased Square Feet	% of Leased Square Feet		Annualized Effective Rent[(1)]	% of Annualized Effective Rent
Grocery anchor	1,329,139	56.2%	$	12,265	46.0%
National & regional	664,974	28.1%		9,081	34.1%
Local	370,941	15.7%		5,294	19.9%
	2,365,054	100.0%	$	26,640	100.0%

(1) We calculate annualized effective rent as monthly contractual rent as of December 31, 2012 multiplied by 12 months, less any tenant concessions.

The following table presents the composition of our portfolio by tenant industry as of December 31, 2012 (dollars in thousands):

Tenant Industry	Leased Square Feet	% of Leased Square Feet		Annualized Effective Rent[(1)]	% of Annualized Effective Rent
Grocery	1,329,139	56.2%	$	12,265	46.0%
Retail Stores	434,656	18.5%		5,064	19.1%
Services	398,230	16.8%		5,791	21.7%
Restaurant	197,169	8.3%		3,434	12.9%
Government	5,860	0.2%		86	0.3%
	2,365,054	100.0%	$	26,640	100.0%

(1) We calculate annualized effective rent as monthly contractual rent as of December 31, 2012 multiplied by 12 months, less any tenant concessions.

The following table presents our grocery-anchor tenants by the amount of square footage leased by each tenant as of December 31, 2012 (dollars in thousands):

Tenant	Tenant Industry	Leased Square Feet	% of Leased Square Feet		Annualized Effective Rent[(1)]	% of Annualized Effective Rent
Kroger[(2)]	Retail - Grocery Store	299,537	12.6%	$	1,318	4.9%
Publix	Retail - Grocery Store	286,401	12.1%		3,110	11.7%
Giant Eagle	Retail - Grocery Store	226,648	9.6%		1,972	7.4%
Safeway[(3)]	Retail - Grocery Store	187,019	7.9%		2,127	8.0%
Food Lion	Retail - Grocery Store	95,665	4.0%		881	3.3%
Raley's	Retail - Grocery Store	65,703	2.8%		1,165	4.4%
Harris Teeter	Retail - Grocery Store	48,756	2.1%		400	1.5%
Coborn's	Retail - Grocery Store	45,708	1.9%		593	2.2%
Walmart[(4)]	Retail - Grocery Store	31,979	1.4%		225	0.8%
Sprouts Farmers Market	Retail - Grocery Store	28,217	1.2%		272	1.0%
Trader Joe's	Retail - Grocery Store	13,506	0.6%		203	0.8%
All other tenants	Retail/ Restaurant/Services	1,035,915	43.8%		14,374	54.0%
		2,365,054	100.0%		26,640	100.0%

(1) We calculate annualized effective rent as monthly contractual rent as of December 31, 2012 multiplied by 12 months, less any tenant concessions.

(2) King Soopers is an affiliate of Kroger.

(3) Dominick's and Vons are affiliates of Safeway, Inc.

(4) The Walmart store at Vine Street Square is a Walmart Neighborhood Market.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are party to legal proceedings, which arise in the ordinary course of our business. We are not currently involved in any legal proceedings of which the outcome is reasonably likely to have a material impact on our results of operations or financial condition, nor are we aware of any such legal proceedings contemplated by governmental authorities.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stockholder Information

As of February 28, 2013, we had 5,153 stockholders of record.

Market Information

We are currently offering shares of our common stock pursuant to an effective registration statement at an offering price of $10.00 per share in our "best efforts" offering. As of February 28, 2013, we had approximately 18.5 million shares of common stock outstanding, held by a total of 5,153 stockholders of record. The number of stockholders is based on the records of DST Systems, Inc., who serves as our registrar and transfer agent.

There is no established trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all. Pursuant to our offering, we are selling shares of our common stock to the public at a price of $10.00 per share and at a price of $9.50 per share pursuant to the DRP. Additionally, we provide discounts in our offering for certain categories of purchasers, including volume discounts. Pursuant to the terms of our charter, certain restrictions are imposed on the ownership and transfer of shares.

Until the later of 18 months after the termination of our offering or the termination of any subsequent offering of our shares, we intend to use the offering price of shares in our most recent offering as the per share net asset value. The estimated value of a share of our common stock is $10.00 per share as of December 31, 2012. This estimated value may be higher than the price at which you could resell your shares because (1) our offering involves the payment of underwriting compensation and other directed selling efforts, which payments and efforts are likely to produce a higher sales price than could otherwise be obtained, and (2) there is no public market for our shares. Moreover, this estimated value may be higher than the amount you would receive per share if we were to liquidate at this time because of the up-front fees that we pay in connection with the issuance of our shares. Beginning 18 months after the last offering of shares, the value of the properties and other assets will be based on valuations of either our properties or our company as a whole, whichever valuation method our board of directors determines to be appropriate, which may include independent valuations of our properties or of our enterprise as a whole.

Dividend Reinvestment Plan

We have adopted the DRP, through which stockholders may elect to reinvest an amount equal to the dividends declared on their shares of common stock into shares of our common stock in lieu of receiving cash dividends. Shares may be purchased under the DRP for a price equal to $9.50 per share during our primary offering period. Until we establish an estimated value per share that is not based on the price to acquire a share in the primary offering or a follow-on public offering, shares issued pursuant to the DRP will be priced at the estimated value per share of our common stock, as determined by the Advisor or another firm chosen for that purpose. We expect to establish an estimated value per share not based on the price to acquire a share in the primary offering or a follow-on public offering upon the completion of our offering stage. We will consider our offering stage complete when we are no longer offering equity securities—whether through our current offering or follow-on public offerings—and have not done so for 18 months. Participants in the DRP may purchase fractional shares so that 100% of the dividends may be used to acquire additional shares of our common stock. For the year ended December 31, 2012, approximately 139,293 shares or $1,324,000, were reinvested through the DRP. For the year ended December 31, 2011, approximately 16,647 shares or $158,000, were reinvested through the DRP.

Distribution Information

We pay distributions based on daily record dates, payable monthly in arrears. The common distributions that we paid during the years ended December 31, 2011 and 2012 were equal to a daily amount of $0.00178082 per share of common stock, which if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share. During the year ended December 31, 2011, we paid monthly distributions to stockholders that totaled $873,000. During the year ended December 31, 2012, we paid monthly distributions to stockholders that totaled $3,673,000. On January 2, 2013, we paid distributions to stockholders for the period from December 1, 2012 to December 31, 2012 in the amount of $717,000. On February 1, 2013, we paid distributions to stockholders for the period from January 1, 2013 to January 31, 2013 in the amount of $817,000. On March 1, 2013, we paid distributions to stockholders for the period from February 1, 2013 to February 28, 2013 in the amount of $882,000. Distributions paid to stockholders of record from February 1, 2013 to February 28, 2013 were equal to a daily amount of $0.00183562 share of common stock, which if paid each day for a 365-day period, would equal an approximate 6.7% annualized rate based on a purchase price of $10.00 per share. All distributions paid to date have been funded by a combination of cash generated through operations, advances from our sub-advisor, and borrowings.

The tax composition of our distributions declared for the years ended December 31, 2012 and 2011 was as follows:

	2012	2011
Ordinary Income	0%	0%
Return of Capital	100%	100%
Total	100%	100%

Use of Initial Public Offering Proceeds

On August 12, 2010, our registration statement on Form S-11 (File No. 333-164313), covering a public offering of up to 180,000,000 shares of common stock, was declared effective under the Securities Act of 1933. We commenced our initial public offering on September 17, 2010 upon retaining the Dealer Manager of our offering. We are offering 150,000,000 shares of common stock in our primary offering at an aggregate offering price of up to $1.5 billion, or $10.00 per share with discounts available to certain categories of purchasers. The 30,000,000 shares offered under the DRP are initially being offered at an aggregate offering price of $285 million, or $9.50 per share. We are selling the shares registered in our primary offering over a three-year period, which ends August 12, 2013. Under rules promulgated by the SEC, in some instances we may extend the primary offering beyond that date. We may sell shares under the DRP beyond the termination of the primary offering until we have sold all the shares under the plan.

As of December 31, 2012, we have issued 13,801,251 shares of common stock, including 155,940 shares sold through the DRP, generating gross cash proceeds of $136.1 million. As of December 31, 2012, we had incurred $8.9 million in selling commissions, all of which was reallowed to participating broker-dealers, $2.9 million in dealer manager fees, $0.8 million of which was reallowed to participating broker-dealers, and $7.2 million of organization and offering costs.

From the commencement of our public offering through December 31, 2012, the net offering proceeds to us, after deducting the total expenses incurred as described above, were approximately $117.1 million. As of December 31, 2012, we have used the net proceeds from our offering, combined with debt financing, to purchase $307.0 million in real estate and to pay $6.2 million of acquisition and origination fees and expenses.

Unregistered Sales of Equity Securities

During 2012, we did not issue any securities that were not registered under the Securities Act.

Share Repurchase Program

Our share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased.

Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the share repurchase program. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the share repurchase program.

The repurchase price varies based upon the length of time that the shares of our common stock subject to repurchase have been held. Unless the shares are being repurchased in connection with a stockholder's death, "determination of incompetence" or "qualifying disability," the prices at which we will repurchase shares are as follows:

- the lower of $9.25 and 92.5% of the price paid to acquire the shares for stockholders who have held their shares for at least one year;
- the lower of $9.50 and 95.0% of the price paid to acquire the shares for stockholders who have held their shares for at least two years;
- the lower of $9.75 and 97.5% of the price paid to acquire the shares for stockholders who have held their shares for at least three years; and
- the lower of $10.00 and 100% of the price paid to acquire the shares for stockholders who have held their shares for at least four years.

The cash available for redemption on any particular date will generally be limited to the proceeds from the DRP during the period consisting of the preceding four fiscal quarters for which financial statements are available, less any cash already used for redemptions during the same period; however, subject to the limitations described above, we may use other sources of cash at the discretion of the board of directors. The limitations described above do not apply to shares repurchased due to a stockholder's death, "qualifying disability," or "determination of incompetence."

Notwithstanding the above, once we establish an estimated fair value per share of our common stock that is not based on the price to acquire a share in the primary offering or a follow-on public or private offering, the repurchase price per share for all stockholders would be equal to the estimated fair value per share, as determined by the Advisor or another firm chosen for that purpose.

In some respects, we would treat repurchases sought upon a stockholder's death, "qualifying disability" or "determination of incompetence" differently from other repurchases:

- there is no one-year holding requirement; and
- until we establish an estimated value per share, which we expect to be upon the completion of our offering stage (described above), the repurchase price is the amount paid to acquire the shares from us.

Repurchases of shares of common stock will be made monthly upon written notice received by us at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days' written notice.

For the year ended December 31, 2011, we repurchased 5,630 shares under the share repurchase program for a total of $56,244 or $9.99 per share. For the year ended December 31, 2012, we repurchased 3,749 shares under the share repurchase program for a total of $35,089 or $9.36 per share. For the years ended December 31, 2012 and 2011, there were no additional shares eligible for repurchase that were tendered for repurchase. All of the shares that we repurchased pursuant to our share repurchase program during the quarter ended December 31, 2012 are provided below:

Period	Total Number of Shares Redeemed[(1)]	Average Price Paid per Share	Total Number of Shares Purchased as Part of a Publicly Announced Plan or Program[(2)]	Approximate Dollar Value of Shares Available That May Yet Be Redeemed Under the Program[(3)]
October 2012	1,249	$ 8.38	1,249	(3)
November 2012	-	$ -	-	(3)
December 2012	-	$ -	-	(3)

(1) All purchases of our equity securities by us in the three months ended December 31, 2012 were made pursuant to the share repurchase program.

(2) We announced the commencement of the share repurchase program on August 12, 2010, and it was subsequently amended on September 29, 2011.

(3) We currently limit the dollar value and number of shares that may yet be repurchased under the share repurchase program as described above.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information regarding our 2010 Long-Term Incentive Plan and our Amended and Restated 2010 Independent Director Stock Plan as of December 31, 2012 (in thousands):

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (*)
Equity compensation plans approved by security holders	-	-	9,200
Equity compensation plans not approved by security holders	-	-	-
Total	-	-	9,200

* To date, no awards have been granted under the 2010 Long-Term Incentive Plan or the Amended and Restated 2010 Independent Director Stock Plan.

ITEM 6. SELECTED FINANCIAL DATA

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
For the years ended December 31, 2012, 2011, and 2010 and the period from December 3, 2009 (formation) to December 31, 2009
(In thousands, except per share amounts)

		2012		2011		2010		2009
Balance Sheet Data:								
Investment in real estate assets, net	$	283,858	$	69,492	$	19,061	$	-
Acquired intangible lease assets, net		20,957		6,799		2,341		-
Cash and cash equivalents		7,654		6,969		707		200
Other assets		12,941		1,932		604		943
Total assets	$	325,410	$	85,192	$	22,713	$	1,143
Mortgage loans payable	$	159,007	$	46,788	$	14,695	$	-
Notes payable—affiliates		-		-		600		-
Accounts payable—affiliates		3,634		8,395		5,542		943
Other liabilities		10,498		2,824		719		-
Total liabilities	$	173,139	$	58,007	$	21,556	$	943
Equity		152,271		27,185		1,157		200
Total liabilities and equity	$	325,410	$	85,192	$	22,713	$	1,143
Operating Data:								
Total revenues	$	17,550	$	3,529	$	98	$	-
Property operating expenses		(2,957)		(631)		(14)		-
Real estate tax expenses		(2,055)		(507)		(18)		-
General and administrative expenses		(1,717)		(845)		(228)		-
Acquisition expenses		(3,981)		(1,751)		(467)		-
Depreciation and amortization		(8,094)		(1,500)		(81)		-
Operating loss		(1,254)		(1,705)		(710)		-
Interest expense		(3,020)		(811)		(38)		-
Other income		1		-		1		-
Net loss		(4,273)		(2,516)		(747)		-
Net loss attributable to noncontrolling interests		927		152		-		-
Net loss attributable to Company stockholders	$	(3,346)	$	(2,364)	$	(747)	$	-
Cash Flow Data:								
Cash flows provided by operating activities	$	4,033	$	593	$	201	$	-
Cash flows used in investing activities	$	(198,478)	$	(56,149)	$	(21,249)	$	-
Cash flows provided by financing activities	$	195,130	$	61,818	$	21,555	$	200
Per Share Data:								
Net loss per share—basic and diluted	$	(0.51)	$	(1.57)	$	(4.44)		N/A
Weighted average distributions per share declared	$	0.65	$	0.65	$	0.22	$	-
Weighted average shares outstanding—basic and diluted		6,509,470		1,503,477		168,419		20,000

The selected financial data should be read in conjunction with the consolidated financial statements and notes appearing in this annual report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Selected Financial Data in Item 6 above and our accompanying consolidated financial statements and notes thereto. See also "Cautionary Note Regarding Forward-Looking Statements" preceding Part I.

Overview

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be taxed as a real estate investment trust ("REIT") commencing with the taxable year ended December 31, 2010. We are offering pursuant to a registration statement $1.785 billion in shares of common stock in our initial public offering on a "best efforts" basis. Our offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the "DRP") at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP.

During the year ended December 31, 2012, we issued 11,143,092 shares of common stock, net of 3,749 shares repurchased and including 139,293 shares through the DRP, generating gross cash proceeds of $110.8 million. As of December 31, 2012, we had issued 13,801,251 shares of common stock, including 155,940 shares issued through the DRP, generating gross cash proceeds of $136.1 million since the commencement of our initial public offering.

During the year ended December 31, 2012, we acquired 19 properties, including 13 properties acquired through the Joint Venture, for a combined purchase price of $230.1 million. The weighted average capitalization rate for our 2012 acquisitions was 8.0%. The capitalization rate is calculated by dividing the annualized net operating income of a property as of the date of acquisition by the purchase price of the property. As of December 31, 2012, we owned fee simple interests in 26 properties in 15 states across the United States that collectively total 2,490,177 square feet with a combined purchase price of $307.0 million. Included in these totals are 20 properties owned through the Joint Venture that total 1,878,177 square feet with a combined purchase price of $211.1 million. Our portfolio was purchased at a weighted average capitalization rate of 8.1% and was 95.0% leased as of December 31, 2012.

Market Outlook—Real Estate and Real Estate Finance Markets

Management reviews a number of economic forecasts and market commentaries in order to evaluate general economic conditions and to formulate a view of the current environment's effect on the real estate markets in which we operate.

As measured by the U.S. real gross domestic product ("GDP"), the U.S. economy's growth increased 2.2% in 2012 as compared to 2011, according to preliminary estimates. For 2011, real GDP increased 1.8% compared with an increase of 3.0% for 2010. According to the Commerce Department, the real GDP acceleration in 2012 primarily reflected a deceleration in imports, upturns in residential fixed investment and smaller decreases in state, local and federal spending. The increase in real GDP in 2012 reflected positive contributions from personal consumption expenditures, nonresidential fixed investment, exports, residential fixed investment, and private inventory investment that were partly offset by negative contributions from federal government spending and from state and local government spending. Although the U.S. GDP has increased for twelve consecutive quarters, and the increases have been far below the historical average annual growth rate.

U.S. GDP is expected to grow 2.5% in 2013. In general, the economic outlook is mixed as there has been significant growth in the creation of jobs over the past three years, yet the number of people who are unemployed remains high. There is also much uncertainty with the direction of U.S. economic policy as the President and Congress have dramatically different approaches to the stabilization of the economy. This uncertainty and the ongoing weakness of the U.S. economy has led the Federal Reserve to commit to maintain an ultra-low interest rate policy until mid-2015.

The lending environment for commercial real estate continued to improve during 2012, and that improvement appears likely to continue in 2013. According to the latest information available, the retail real estate industry showed the largest increase in new mortgages with an increase of 56% in the second quarter of 2012, as compared to the second quarter of 2011.

The U.S. retail real estate market continued to display mixed signals in its ongoing rebounding effort during 2012, with vacancy rates continuing to drop but with average per square foot leasing rates also continuing to decline. Vacancy rates dropped to 6.9% at December 31, 2012, as compared to 7.1% at the end of 2011. Net absorption, defined as the "net change in occupied space over a given period of time," also continued to increase in 2012. It appears the positive absorption and decreased vacancy rate are continuing to come at the expense of rents. Average rents, on a per square foot basis, continued their four-year trend of decreasing by dropping to $14.99 at the end of 2012, from $15.12 at the end of 2011.

The dollar sales total of retail real estate transactions increased slightly in 2012, as compared to 2011. As the volume of transactions increased, sales prices increased and price per square foot of transactions increased which resulted in a decrease in capitalization rates in 2012.

Overall, retail real estate displayed improving fundamentals in 2012. The improving fundamentals, along with the improving job creation and personal consumption expenditure data suggest an increasingly positive market situation in 2013; however, this optimism is tempered with the ongoing uncertainty related to the political environment.

The Joint Venture

On September 20, 2011, we entered into the Joint Venture with a group of institutional international investors advised by CBRE Global Multi Manager (each a "CBRE Investor"). We, through an indirectly wholly owned subsidiary, serve as the general partner of and own a 54% interest in the Joint Venture. Each CBRE Investor is a limited partner and they collectively own a 46% interest in the Joint Venture. Below is a summary of the major terms of the Joint Venture.

Investment Strategy. The Joint Venture has invested in necessity-based neighborhood and community shopping centers with acquisition costs of no more than $20 million per property. Each acquired property has an occupancy rate of at least 80%, with no vacant primary anchor tenant at the time of acquisition. The aggregate level of debt financing is generally not to exceed 50% of the gross asset value of the properties owned by the Joint Venture.

Capital Contributions. We have contributed approximately $59 million to the Joint Venture and the CBRE Investors have contributed $50 million in cash. We funded our capital commitment through the contribution of six properties (with a purchase price of approximately $63.0 million to acquire those properties) and cash.

Management. As general partner, we control the management of the Joint Venture. We have engaged the Advisor to advise the Joint Venture. The Advisor has delegated its duties with respect to the Joint Venture to the Sub-advisor. We have also engaged the Property Manager to provide property management services to the Joint Venture. The agreements generally mirror the similar agreements in place among and between us and the Advisor, the Sub-advisor and the Property Manager.

Certain major decisions require the approval of an executive committee, which consists of four members: two appointed by us and two appointed by the CBRE Investors. The major decisions that require executive committee approval include, but are not limited to:

- certain related-party transactions;
- acquisitions not consistent with the Joint Venture's investment strategy;
- the incurrence of debt or guarantees not consistent with the Joint Venture's investment strategy;
- litigation with a primary anchor tenant;
- the decision to rebuild a property that has suffered a casualty (except as required by any lease or loan document);
- disposing of substantially all of the assets of the Joint Venture before August 13, 2013;
- the dissolution or liquidation of the Joint Venture or any subsidiary; and
- any amendment to the limited partnership agreement of the Joint Venture.

Distributions. The Joint Venture makes periodic distributions of net cash flow to us and the CBRE Investors pro rata based on our respective percentage interests. The CBRE Investors' pro rata share of distributions are first distributed to the CBRE Investors until they have received an inflation-adjusted real rate of return of 5%. The remaining net cash flow allocated to the CBRE Investors is then distributed 85% to the CBRE Investors and 15% to the Sub-advisor, which is also a limited partner for purposes of earning the promote but which is not investing any capital in the Joint Venture. No carried interest is paid to the Sub-advisor with respect to the distributions allocated to us because we pay an incentive fee to the Advisor and Sub-advisor pursuant to our existing advisory agreement.

Transfer Restrictions. The limited partnership agreement contains restrictions on each partner's ability to transfer their interests in the Joint Venture, including certain indirect transfers. Notwithstanding those restrictions, none of the following transfers would constitute a breach of the limited partnership agreement:

- transfers of a CBRE Investor's interest in the Joint Venture provided that we are first given an opportunity to purchase the interest at the proposed transfer price;
- transfers of our interest in the Joint Venture to a "qualified property manager" for cash after the expiration of the "lock-out period," which is defined as the earlier of (i) August 31, 2013 or (ii) the first date on which we have raised aggregate equity of $1.5 billion, subject to the CBRE Investors' tag-along rights described below;

- indirect transfers of our interests, such as through changes in the ownership of us or the Operating Partnership, if no single person would directly or indirectly own 20% of our subsidiary that acts as the general partner to the Joint Venture;
- any transfer of our shares issued in our current public offering or other public offerings; and
- certain transfers to affiliates.

Tag-Along Rights. If we sell our interests to a qualified property manager, we must use commercially reasonable efforts to cause the purchaser to also purchase all of the interests of those individual CBRE Investors who desire to sell. If the purchaser does not agree to purchase all of these interests, then each CBRE Investor who desires to sell will sell a proportionate part of the interest it desires to sell and we will sell a proportionate part of our interest.

If we conduct a registered offering of shares listed on a national securities exchange, each CBRE Investor has the right to convert its interest in the Joint Venture into privately issued shares in our company. The number of shares to be received will be based on the appraised value of the assets of the Joint Venture divided by the price paid in the offering.

Go-Along Obligation. After the expiration of the lock-out period, if we enter into an agreement to sell all of our interests in the Joint Venture for a cash purchase price, the CBRE Investors must also sell all of their interests to the purchaser on the same terms.

Buy/Sell Procedures. We or the CBRE Investors (acting as a group) may initiate buy/sell procedures with respect to our respective ownership interests in the event that a majority of the executive committee members are not able to reach an agreement on certain major decisions. Under the buy/sell procedures, one partner must deliver to the other partner notice of its intention to exercise the buy/sell option. Such notice shall state the value of the real and tangible personal property owned by the Joint Venture. The partner receiving such notice must either (i) sell its interests based on the value provided in the notice, or (ii) buy the other partner's interests based upon that value. The buy/sell rights are not applicable at any time in which our interest in the Joint Venture is worth more than half of our total assets.

Results of Operations

Overview

Prior to September 17, 2010, our operations had not yet commenced. The accompanying discussion of the results of operations for the period ended December 31, 2010, pertain only to the period that our operations commenced, September 17, 2010, and the property-level information covers only the brief period beginning with our first acquisition, Lakeside Plaza, on December 10, 2010. We acquired five properties during 2011, bringing total properties owned as of December 31, 2011 to seven, and we acquired 19 properties during 2012, bringing total properties owned as of December 31, 2012 to 26. As such, year-to-year comparative differences for the years ended December 31, 2010, 2011, and 2012 are almost entirely attributable to the number of properties owned, the length of ownership of these properties, and the abbreviated period of operations during 2010. As a result, the following discussion of our results of operation is not necessarily indicative of those expected in future periods.

Summary of Operating Activities for the Years Ended December 31, 2012, 2011, and 2010

Total revenues for the year ended December 31, 2012 were $17,550,000 with rental income of $13,828,000. Other revenues, largely comprised of tenant reimbursements, were $3,722,000. Total revenues for the year ended December 31, 2011 were $3,529,000 with rental income of $2,762,000 and other revenues, largely comprised of tenant reimbursements, of $767,000. Total revenues for year ended December 31, 2010 were $98,000, with rental income of $85,000. Other revenue, largely comprised of tenant reimbursements, was $13,000.

During the year ended December 31, 2012, we entered into 18 new leases comprising a total of 32,584 square feet. These leases will generate first year base rental revenues of $358,000, representing average rent per square foot of $10.99. In addition, we executed renewals on 38 leases comprising a total of 82,724 square feet. These leases will generate first year base rental revenues of $1,338,000, representing average rent per square foot of $16.18. The cost of executing the leases and renewals, including leasing commissions, tenant improvement costs, and tenant concessions, was $4.32 per square foot. During the year ended December 31, 2011, we entered into two new leases comprising a total of 3,050 square feet. These leases generated first year base rental revenues of $51,000, representing average rent per square foot of $16.72. In addition, we executed renewals on two leases comprising a total of 2,900 square feet. These leases generated first year base rental revenues of $47,000, representing average rent per square foot of $16.23. The cost of executing the leases and renewals, including leasing commissions, tenant improvement costs, and tenant concessions, was $17.47 per square foot. There was no leasing activity during the year ended December 31, 2010, as we did not acquire our first property until December 2010.

Property operating costs were $2,957,000 for the year ended December 31, 2012. The significant items comprising this expense were common area maintenance expense of $1,653,000, property management fees paid to an affiliate of the Sub-advisor of $756,000, and insurance expense of $368,000. Property operating costs were $631,000 for the year ended December 31, 2011. The significant items attributable to this total were common area maintenance expense of $305,000, property management fees related to services provided by affiliates of the Sub-advisor of $157,000, and insurance expense of $64,000. Property operating expenses for year ended December 31, 2010 were approximately $14,000. The items comprising this expense included common area maintenance expense and insurance.

Real estate taxes were $2,055,000, $507,000, and $18,000, respectively, for the years ended December 31, 2012, 2011, and 2010.

General and administrative expenses were $1,717,000, $845,000, and $228,000, respectively, for the years ended December 31, 2012, 2011, and 2010. These amounts were comprised largely of audit and tax fees, asset management fees (2011 and 2012 only), legal fees, board-related expenses and insurance expense. In addition to the acquisition of 19 properties since December 31, 2011, the primary reason for the increase in general and administrative expenses is a $634,000 increase in asset management fees, which were paid solely by the CBRE Investors. Our sponsors also provided $88,000 and $140,000 for certain of our general and administrative expenses as capital contributions during the years ended December 31, 2011 and 2010, respectively. Our sponsors have not received, and will not receive, any reimbursement for these contributions. Our sponsors do not intend to contribute monies to fund future expenses. There was no such capital contribution for the year ended December 31, 2012. For the years ended December 31, 2012, 2011, and 2010, the Advisor, Sub-advisor and their affiliates did not allocate any portion of their employees' salaries to general and administrative expenses.

Under the terms of our advisory agreement, a waiver of all or a portion of the asset management fee occurred for any applicable period through September 30, 2012 to the extent that, as of the date of the payment, our modified funds from operations, (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof without any corresponding issuance of equity to the Sub-advisor or affiliate), during the quarter were not at least equal to our declared distributions during the quarter, provided that the distribution rate during such quarter was no more than $0.65 per share on an annualized basis.

Asset management fees were $1,243,000 for the year ended December 31, 2012, but $546,000 of these fees were waived by the Advisor and Sub-advisor pursuant to the advisory agreement provision detailed in the previous paragraph. For the year ended December 31, 2012, the net asset management fees of $697,000 were paid solely by the CBRE Investors, as the amount of asset management fees for which we were responsible was waived or reimbursed to us by the Advisor and Sub-advisor pursuant to the advisory agreement between the Joint Venture and the Advisor. Asset management fees were $347,000 for the year ended December 31, 2011, but $284,000 of these fees were waived by the Advisor and Sub-advisor pursuant to the advisory agreement provision detailed in the previous paragraph. For the year ended December 31, 2011, the net asset management fees of $63,000 were paid solely by the CBRE Investors. Asset management fees were $18,000 for year ended December 31, 2010, but were waived by the Advisor and Sub-advisor.

On February 4, 2013, we and the Operating Partnership entered into an Amended and Restated Advisory Agreement (the "A&R Advisory Agreement") with the Advisor. The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and the Advisor (as discussed above) is eliminated effective October 1, 2012. Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as "Class B units." The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met. The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders. These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

On February 13, 2013, the Operating Partnership issued 59,245 Class B units to the Advisor under the A&R Advisory Agreement for the asset management services performed by the Advisor during the period from October 1, 2012 to December 31, 2012. These Class B units will not vest until the conditions referenced above have been met.

Acquisition expenses were $3,981,000 for the year ended December 31, 2012. Included in these acquisition fees and expenses were $1,705,000 of acquisition fees due to the Advisor and Sub-advisor and $390,000 of expense incurred for acquisitions that did not close during the period. Acquisition expenses were $1,751,000 for the year ended December 31, 2011. Included in these acquisition expenses were acquisition fees due to the Advisor and Sub-advisor of $356,000 for the five acquisitions that closed during 2011, $288,000 for the completion of the Joint Venture agreement and $68,000 of expense was incurred for prospective acquisitions that did not close or had not yet closed. For year ended December 31, 2010, acquisition expenses in the amount of $467,000 were incurred. Included in these acquisition expenses were acquisition fees due to the Advisor and Sub-advisor of $215,000 and $34,000 of expense that was incurred for prospective acquisitions that did not close or had not yet closed. The remainder of the expense largely related to various professional services provided in connection with the acquisitions, including accounting, legal, environmental and due diligence.

Depreciation and amortization expense for the years ended December 31, 2012, 2011, and 2010, respectively, was $8,094,000, $1,500,000, and $81,000.

Interest expense was $3,020,000, $811,000, and $38,000, for the years ended December 31, 2012, 2011, and 2010, respectively. Of the 2010 interest expense, approximately $2,000 was related to a loan provided to us by the Sub-advisor.

As a result of the contribution of properties and cash to the Joint Venture beginning in November 2011, 46% of all net income or net loss, subject to certain adjustments, recorded by the Joint Venture is allocable to the CBRE Investors. For years ended December 31, 2012 and 2011, $927,000 and $152,000, respectively, of the net loss of the Joint Venture was allocated to the CBRE Investors. As the operations of the Joint Venture did not begin until November 2011, there was no corresponding allocation of the net loss for the year ended December 31, 2010 to the CBRE Investors.

The net loss attributable to our stockholders was $3,346,000, $2,364,000, and $747,000, for the years ended December 31, 2012, 2011, and 2010, respectively.

Same Center Net Operating Income

We present Same Center Net Operating Income as a supplemental measure of our performance. We define Net Operating Income ("NOI") as total operating revenues less property operating expenses. Same Center NOI represents the NOI for Lakeside Plaza and Snow View Plaza, the properties that were operational for the entire portion of both comparable reporting periods and which were not acquired or disposed of during the comparable reporting periods. We believe that NOI and Same Center NOI provide useful information to our investors about our financial and operating performance because it provides a performance measure of the revenues and expenses directly involved in owning and operating real estate assets and provides a perspective not immediately apparent from net income. Because Same Center NOI excludes the change in NOI from properties acquired and disposed of, it highlights operating trends such as occupancy levels, rental rates and operating costs on properties that were operational for both comparable periods. Other REITs may use different methodologies for calculating Same Center NOI, and accordingly, our Same Center NOI may not be comparable to other REITs.

Same Center NOI should not be viewed as an alternative measure of our financial performance since it does not reflect the operations of our entire portfolio, nor does it reflect the impact of general and administrative expenses, acquisition expenses, interest expense, depreciation and amortization, other income, and the level of capital expenditures and leasing costs necessary to maintain the operating performance of our properties that could materially impact our results from operations.

Below is a reconciliation of net loss to Same Center NOI for the years ended December 31, 2012 and 2011 (in thousands):

	2012	2011	Change	% Change
Net loss	$ (4,273)	$ (2,516)		
Interest expense	3,020	811		
Other income	(1)	-		
Operating loss	(1,254)	(1,705)		
Adjusted to exclude:				
General and administrative	1,717	845		
Acquisition expenses	3,981	1,751		
Depreciation and amortization	8,094	1,500		
Net amortization of above- and below-market leases	395	312		
Straight-line rental income	(440)	(79)		
Property net operating income	12,493	2,624		
Less: non-same center NOI	(10,632)	(913)		
Total same center NOI	$ 1,861	$ 1,711	$ 150	8.8%

Liquidity and Capital Resources

General

Our principal demands for funds are for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions to stockholders and principal and interest on our outstanding indebtedness. Generally, we expect cash needed for items other than acquisitions and acquisition expenses to be generated from operations and our current investments. The sources of our operating cash flows are primarily driven by the rental income received from leased properties. We expect to continue to raise capital through our offering of common stock and to utilize such funds and proceeds from secured or unsecured financing to complete future property acquisitions. As of December 31, 2012, we had raised approximately $136.1 million in gross proceeds from our offering, including $1.5 million through the DRP.

As of December 31, 2012, we had cash and cash equivalents of approximately $7.7 million. During the year ended December 31, 2012, we had a net cash increase of approximately $0.7 million.

This cash increase was the result of:

- $4.0 million provided by operating activities, largely the result of income generated from operations, a portion of which was offset by the reimbursement of general and administrative expenses to the Sub-advisor. Also included in this total was approximately $4.0 million of real estate acquisition expenses incurred during the period and expensed in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations* ("ASC 805") and $409,000 of capitalized leasing costs;
- $198.5 million used in investing activities, which was primarily the result of the 19 property acquisitions along with tenant improvement costs of $130,000 and capital improvement costs of $575,000; and
- $195.1 million provided by financing activities with approximately $209.7 million from the proceeds from mortgage loans, $94.8 million from the net proceeds of the issuance of common stock and $35.6 million provided by the CBRE Investors. Partially offsetting these amounts was $140.2 million of payments on the mortgage loans payable, distributions paid to the CBRE Investors of $2.4 million and distributions paid to our stockholders of $2.3 million, net of DRP proceeds.

Short-term Liquidity and Capital Resources

We expect to meet our short-term liquidity requirements through net cash provided by property operations, proceeds from our offering, and proceeds from secured and unsecured debt financings, along with any deferral or waiver of fees by the Advisor or Sub-advisor. Operating cash flows are expected to increase as additional properties are added to our portfolio. Other than the commissions paid to the Dealer Manager, the organization and offering costs associated with our offering are initially paid by our sponsors. Our sponsors will be reimbursed for such costs up to 1.5% of the gross capital raised in our offering. As of December 31, 2012, we owe the Advisor, Sub-advisor and their affiliates a total of $3.6 million of organization and offering costs incurred on our behalf and fees charged to us for asset management, property management, and other services. In addition, approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or recorded in our consolidated financial statements. Whether these costs will be billed to us in the future will depend on the success of our offering and the discretion of the Sub-advisor. Our sponsors provided $88,000 during the year ended December 31, 2011 and $140,000 for the year ended December 31, 2010 for certain of our general and administrative expenses as capital contributions. Our sponsors have not received, and will not receive, any reimbursement or additional equity for these contributions. The sponsors provided no such capital contributions for the year ended December 31, 2012. Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

We have $157.1 million of contractual debt obligations, representing variable-rate and fixed-rate credit facilities and mortgage loans secured by our real estate assets. Of the amount outstanding at December 31, 2012, $17.3 million is for loans which mature in 2013, and we have a one-year extension option on each loan maturing in 2013, subject to extension fees and compliance with loan covenants. We intend to extend (if possible) or refinance these loans as they mature. We have access to an unsecured credit facility with $10.0 million of available funds, on which we had not drawn any funds as of December 31, 2012. We also have access to a secured credit facility with up to $120.0 million of available funds, on which we had drawn $36.7 million as of December 31, 2012.

For the year ended December 31, 2012, gross distributions of approximately $3,673,000 were paid to stockholders, including $1,324,000 of distributions reinvested through the DRP, for net cash distributions of $2,349,000. Our cash generated from operating activities for the year ended December 31, 2012 was $4,033,000. On January 2, 2013, gross distributions of approximately $717,000 were paid, including $298,000 of distributions reinvested through the DRP, for net cash distributions of $419,000. These distributions were funded by cash generated from operating activities.

On November 7, 2012, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing January 1, 2013 through and including January 31, 2013. The authorized distributions equal an amount of $0.00178082 per share of common stock, par value $0.01 per share. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of January were paid on February 1, 2013. Our policy is not to fund distributions with proceeds from our offering.

Our leverage ratios were 48.5% and 51.7% (calculated as total debt, less cash and cash equivalents, as a percentage of total real estate investments, including acquired intangible lease assets, at cost) as of December 31, 2012 and 2011, respectively.

Long-term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for real estate and real estate-related investments and the payment of acquisition expenses, operating expenses, distributions and redemptions to stockholders, interest and principal on indebtedness, and payments on amounts due to our sponsors for organization and offering costs incurred on our behalf. Generally, we expect to meet cash needs for items other than acquisitions and acquisition expenses from our cash flow from operations, and we expect to meet cash needs for acquisitions and acquisition expenses from the net proceeds of our offering and from debt financings. As they mature, we intend to refinance our long-term debt obligations if possible. On December 24, 2012, we also entered into a $40.0 million secured revolving credit facility with the potential to increase the borrowing capacity under such facility to $250.0 million from which we may draw funds to pay certain long-term debt obligations as they mature. We expect that substantially all net cash generated from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are funded; however, we may use other sources to fund distributions as necessary, including contributions or advances made to us by the Advisor, Sub-advisor and their respective affiliates and borrowings under future debt agreements.

Our charter limits our borrowings to 300% of our net assets (as defined in our charter); however, we may exceed that limit if a majority of our conflicts committee approves each borrowing in excess of our charter limitation and if we disclose such borrowing to our stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. In all events, we expect that our secured and unsecured borrowings will be reasonable in relation to the net value of our assets and will be reviewed by our board of directors at least quarterly.

Careful use of debt will help us to achieve our diversification goals because we will have more funds available for investment. However, high levels of debt could cause us to incur higher interest charges and higher debt service payments, which would decrease the amount of cash available for distribution to our investors.

The table below summarizes our consolidated indebtedness at December 31, 2012 (dollars in thousands).

Debt[1]	Principal Amount at December 31, 2012	Weighted Average Interest Rate	Weighted Average Years to Maturity
Fixed rate mortgages payable[2]	$ 43,934	6.3%	4.1
Variable rate mortgages payable	76,424	2.6%	3.5
Secured line of credit	36,709	2.5%	3.0
Total	$ 157,067	3.6%	3.5

(1) The debt maturity table does not include any below-market debt adjustment, of which $1,940, net of accumulated amortization, was outstanding as of December 31, 2012.

(2) A portion of the fixed rate debt represents loans assumed as part of certain acquisitions. These loans typically have higher interest rates than interest rates associated with new debt.

Contractual Commitments and Contingencies

Our contractual obligations as of December 31, 2012, were as follows (in thousands):

	Payments due by period						
	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt obligations - principal payments	$ 157,067	$ 18,897	$ 18,436	$ 38,861	$ 26,389	$ 40,539	$ 13,945
Long-term debt obligations - interest payments[1]	18,440	5,422	4,554	3,650	2,088	1,228	1,498
Operating lease obligations	97	20	20	20	20	17	-
Total	$ 175,604	$ 24,339	$ 23,010	$ 42,531	$ 28,497	$ 41,784	$ 15,443

(1) Interest payments related to variable rate debt were calculated using the respective interest rates of each variable rate debt instrument as of December 31, 2012.

Certain of our debt obligations contain certain restrictive covenants. As of December 31, 2012, we are in compliance with all restrictive covenants of our outstanding debt obligations.

Distributions

During the year ended December 31, 2012, gross distributions paid were $3,673,000 with $1,324,000 being reinvested through the DRP for net cash distributions of $2,349,000. Our cash provided by operating activities for the year ended December 31, 2012 was $4,033,000. During the year ended December 31, 2011, gross distributions paid were $873,000 with $158,000 being reinvested through the DRP for net cash distributions of $715,000. Our cash generated by operations for the year ended December 31, 2011 was $593,000. To the extent that distributions paid were greater than our cash provided by operating activities for the year ended December 31, 2011, we funded such excess distributions with advances from the Sub-advisor. There were gross distributions of $717,000 accrued and payable as of December 31, 2012.

Distributions for the years ended December 31, 2012 and 2011 accrued at a daily rate of $0.00178082 per share of common stock. Our net loss attributable to stockholders for the year ended December 31, 2012 was $3,346,000, and net cash provided by operating activities was $4,033,000. Our cumulative gross distributions and net loss attributable to stockholders from inception through December 31, 2012 are $4,546,000 and $6,457,000, respectively. We have funded our cumulative distributions, which includes net cash distributions and distributions reinvested by stockholders, with cash provided by operating activities, advances from the Sub-Advisor, and borrowings.

We expect to pay distributions monthly and continue paying distributions monthly unless our results of operations, our general financial condition, general economic conditions or other factors make it imprudent to do so. The timing and amount of distributions will be determined by our board and will be influenced in part by our intention to comply with REIT requirements of the Internal Revenue Code of 1986, as amended.

We may receive income from interest or rents at various times during our fiscal year, and because we may need funds from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare distributions in anticipation of funds that we expect to receive during a later period. We will pay these distributions in advance of our actual receipt of these funds. In these instances, we expect to look to borrowings to fund our distributions. We may also fund such distributions from advances from our sponsors or from any deferral or waiver of fees by the Advisor or Sub-advisor. To the extent that we pay distributions from sources other than our cash provided by operating activities, we will have fewer funds available for investment in properties. The overall return to our stockholders may be reduced, and subsequent investors may experience dilution.

Our distribution policy is not to use the proceeds of our offering to pay distributions. However, our board has the authority under our organizational documents, to the extent permitted by Maryland law, to pay distributions from any source without limit, including proceeds from our offering or the proceeds from the issuance of securities in the future.

To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90.0% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year.

We have not established a minimum distribution level, and our charter does not require that we make distributions to our stockholders.

Funds from Operations and Modified Funds from Operations

Funds from operations, or FFO, is a non-GAAP performance financial measure that is widely recognized as a measure of REIT operating performance. We use FFO as defined by the National Association of Real Estate Investment Trusts to be net income (loss), computed in accordance with GAAP excluding extraordinary items, as defined by GAAP, and gains (or losses) from sales of property (including deemed sales and settlements of pre-existing relationships), plus depreciation and amortization on real estate assets and impairment charges, and after related adjustments for unconsolidated partnerships, joint ventures and subsidiaries and noncontrolling interests. We believe that FFO is helpful to our investors and our management as a measure of operating performance because it excludes real estate-related depreciation and amortization, gains and losses from property dispositions, impairment charges, and extraordinary items, and as a result, when compared year to year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs, development activities, general and administrative expenses, and interest costs, which are not immediately apparent from net income. Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate and intangibles diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting alone to be insufficient. As a result, our management believes that the use of FFO, together with the required GAAP presentations, is helpful for our investors in understanding our performance. In particular, because GAAP impairment charges are not allowed to be reversed if the underlying fair values improve or because the timing of impairment charges may lag the onset of certain operating consequences, we believe FFO provides useful supplemental information related to current consequences, benefits and sustainability related to rental rate, occupancy and other core operating fundamentals. Factors that impact FFO include start-up costs, fixed costs, delay in buying assets, lower yields on cash held in accounts, income from portfolio properties and other portfolio assets, interest rates on acquisition financing and operating expenses. In addition, FFO will be affected by the types of investments in our targeted portfolio which will consist of, but is not limited to, necessity-based neighborhood and community shopping centers, first- and second-priority mortgage loans, mezzanine loans, bridge and other loans, mortgage-backed securities, collateralized debt obligations, and debt securities of real estate companies. Investors should note, however, that determinations of whether impairment charges have been incurred are based partly on anticipated operating performance, because estimated undiscounted cash flows from a property, including estimated future net rental and lease revenues, net proceeds on the sale of the property, and certain other ancillary cash flows, are taken into account in determining whether an impairment charge has been incurred. While impairment charges are excluded from the calculation of FFO as described above, as impairments are based on estimated future undiscounted cash flows, investors are cautioned that we may not recover any impairment charges. FFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO.

Since FFO was promulgated, GAAP has expanded to include several new accounting pronouncements, such that management and many investors and analysts have considered the presentation of FFO alone to be insufficient. Accordingly, in addition to FFO, we use modified funds from operations, or MFFO, as defined by the Investment Program Association ("IPA"). MFFO excludes from FFO the following items:

(1) acquisition fees and expenses;

(2) straight-line rent amounts, both income and expense;

(3) amortization of above- or below-market intangible lease assets and liabilities;

(4) amortization of discounts and premiums on debt investments;

(5) gains or losses from the early extinguishment of debt;

(6) gains or losses on the extinguishment or sales of hedges, foreign exchange, securities and other derivatives holdings except where the trading of such instruments is a fundamental attribute of our operations;

(7) gains or losses related to fair value adjustments for derivatives not qualifying for hedge accounting, including interest rate and foreign exchange derivatives;

(8) gains or losses related to consolidation from, or deconsolidation to, equity accounting;

(9) gains or losses related to contingent purchase price adjustments; and

(10) adjustments related to the above items for unconsolidated entities in the application of equity accounting.

We believe that MFFO is helpful in assisting management and investors with the assessment of the sustainability of operating performance in future periods and, in particular, after our offering and acquisition stages are complete, primarily because it excludes acquisition expenses that affect property operations only in the period in which the property is acquired. Thus, MFFO provides helpful information relevant to evaluating our operating performance in periods in which there is no acquisition activity.

As explained below, management's evaluation of our operating performance excludes the items considered in the calculation based on the following economic considerations. Many of the adjustments in arriving at MFFO are not applicable to us. Nevertheless, we explain below the reasons for each of the adjustments made in arriving at our MFFO definition.

- *Acquisition fees and expenses.* In evaluating investments in real estate, including both business combinations and investments accounted for under the equity method of accounting, management's investment models and analyses differentiate costs to acquire the investment from the operations derived from the investment. Prior to 2009, acquisition costs for both of these types of investments were capitalized under GAAP; however, beginning in 2009, acquisition costs related to business combinations are expensed. Both of these acquisition-related costs have been and will continue to be funded from the proceeds of our offering and generally not from operations. We believe by excluding expensed acquisition costs, MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include those paid to the Advisor, the Sub-advisor or third parties.
- *Adjustments for straight-line rents and amortization of discounts and premiums on debt investments.* In the proper application of GAAP, rental receipts and discounts and premiums on debt investments are allocated to periods using various systematic methodologies. This application may result in income recognition that could be significantly different than underlying contract terms. By adjusting for these items, MFFO provides useful supplemental information on the realized economic impact of lease terms and debt investments and aligns results with management's analysis of operating performance.
- *Adjustments for amortization of above- or below-market intangible lease assets.* Similar to depreciation and amortization of other real estate related assets that are excluded from FFO, GAAP implicitly assumes that the value of intangibles diminishes ratably over time and that these charges be recognized currently in revenue. Since real estate values and market lease rates in the aggregate have historically risen or fallen with market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the performance of the real estate.
- *Gains or losses related to fair-value adjustments for derivatives not qualifying for hedge accounting and gains or losses related to contingent purchase price adjustments.* Each of these items relates to a fair value adjustment, which is based on the impact of current market fluctuations and underlying assessments of general market conditions and specific performance of the holding, which may not be directly attributable to current operating performance. As these gains or losses relate to underlying long-term assets and liabilities, management believes MFFO provides useful supplemental information by focusing on the changes in core operating fundamentals rather than changes that may reflect anticipated gains or losses.
- *Adjustment for gains or losses related to early extinguishment of hedges, debt, consolidation or deconsolidation and contingent purchase price.* Similar to extraordinary items excluded from FFO, these adjustments are not related to continuing operations. By excluding these items, management believes that MFFO provides supplemental information related to sustainable operations that will be more comparable between other reporting periods and to other real estate operators.

By providing MFFO, we believe we are presenting useful information that also assists investors and analysts to better assess the sustainability of our operating performance after our offering and acquisition stages are completed. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-listed REIT industry. MFFO is useful in comparing the sustainability of our operating performance after our offering and acquisition stages are completed with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. However, investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after our offering and acquisition stages are completed, as it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired. Acquisition costs also adversely affect our book value and equity.

FFO or MFFO should not be considered as an alternative to net income (loss), nor as an indication of our liquidity, nor is either indicative of funds available to fund our cash needs, including our ability to fund distributions. In particular, as we are currently in the acquisition phase of our life cycle, acquisition-related costs, and other adjustments that are increases to MFFO are, and may continue to be, a significant use of cash. MFFO has limitations as a performance measure in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. Our FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.

The following section presents our calculation of FFO and MFFO and provides additional information related to our operations (in thousands, except per share amounts). As a result of the timing of the commencement of our offering and our active real estate operations, FFO and MFFO are not relevant to a discussion comparing operations for the two periods presented. We expect revenues and expenses to increase in future periods as we raise additional offering proceeds and use them to acquire additional investments.

FUNDS FROM OPERATIONS AND MODIFIED FUNDS FROM OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(Unaudited)
(Amounts in thousands, except share and per share amounts)

	Three Months Ended December 31,		Year Ended December 31,		Cumulative Since
	2012	2011	2012	2011	Inception
Calculation of Funds from Operations					
Net loss attributable to Company stockholders	$ (1,247)	$ (1,071)	$ (3,346)	$ (2,364)	$ (6,457)
Add:					
Depreciation and amortization of real estate assets	3,015	647	8,094	1,500	9,675
Less:					
Noncontrolling interest	(1,242)	(117)	(3,539)	(117)	(3,656)
Funds from operations (FFO)	$ 526	$ (541)	$ 1,209	$ (981)	$ (438)
Calculation of Modified Funds from Operations					
Funds from operations	$ 526	$ (541)	$ 1,209	$ (981)	$ (438)
Add:					
Acquisition expenses	1,565	1,011	3,981	1,751	6,199
Net amortization of above- and below-market leases	58	98	395	312	724
Less:					
Straight-line rental income	(154)	(45)	(440)	(79)	(519)
Amortization of market debt adjustment	(153)		(235)		(235)
Noncontrolling interest	18	(124)	(615)	(124)	(739)
Modified funds from operations (MFFO)	$ 1,860	$ 399	$ 4,295	$ 879	$ 4,992
Weighted-average common shares outstanding - basic and diluted	11,200,440	2,318,047	6,509,470	1,503,477	2,663,204
Net loss per share - basic and diluted	$ (0.11)	$ (0.46)	$ (0.51)	$ (1.57)	$ (2.42)
FFO per share - basic and diluted	$ 0.05	$ (0.23)	$ 0.19	$ (0.65)	$ (0.16)
MFFO per share - basic and diluted	$ 0.17	$ 0.17	$ 0.66	$ 0.58	$ 1.87

Critical Accounting Policies

Below is a discussion of our critical accounting policies. Our accounting policies have been established to conform with GAAP. We consider these policies critical because they involve significant management judgments and assumptions, require estimates about matters that are inherently uncertain and because they are important for understanding and evaluating our reported financial results. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Real Estate Assets

Depreciation and Amortization. Investments in real estate are carried at cost and depreciated using the straight-line method over the estimated useful lives. Third-party acquisition costs are expensed as incurred. Repair and maintenance costs are charged to expense as incurred, and significant replacements and betterments will be capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. We consider the period of future benefit of an asset to determine its appropriate useful life. Costs directly associated with the development of land and those incurred during construction will be capitalized as part of the investment basis. We anticipate the estimated useful lives of our assets by class to be generally as follows:

Buildings	30 years
Building improvements	30 years
Land improvements	15 years
Tenant improvements	Shorter of lease term or expected useful life
Tenant origination and absorption costs	Remaining term of related lease
Furniture, fixtures and equipment	5 – 7 years

Real Estate Acquisition Accounting. In accordance with ASC 805, we record real estate, consisting of land, buildings and improvements, at fair value. We allocate the cost of an acquisition to the acquired tangible assets, identifiable intangibles and assumed liabilities based on their estimated acquisition-date fair values. In addition, ASC 805 requires that acquisition costs be expensed as incurred and restructuring costs generally be expensed in periods subsequent to the acquisition date.

We assess the acquisition-date fair values of all tangible assets, identifiable intangibles and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis and replacement cost) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it was vacant.

We record above-market and below-market in-place lease values for acquired properties based on the present value (using an interest rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimate of market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We amortize any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining non-cancelable terms of the respective lease. We also include fixed rate renewal options in our calculation of the fair value of both above- and below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determines that the tenant has a financial incentive to exercise such option.

Intangible assets include the value of in-place leases, which represents the estimated value of the net cash flows of the in-place leases to be realized, as compared to the net cash flows that would have occurred had the property been vacant at the time of acquisition and subject to lease-up. Acquired in-place lease value is amortized to depreciation and amortization expense over the average remaining non-cancelable terms of the respective in-place leases.

We will estimate the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, management will include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods.

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities will require us to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate estimates would result in an incorrect valuation of our acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of our net income.

Impairment of Real Estate and Related Intangible Assets. We will monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate and related intangible assets may be impaired. When indicators of potential impairment suggest that the carrying value of real estate and related intangible assets may be greater than fair value, we will assess the recoverability, considering recent operating results, expected net operating cash flow, and plans for future operations. If, based on this analysis of undiscounted cash flows, we do not believe that we will be able to recover the carrying value of the real estate and related intangible assets, we would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of the real estate and related intangible assets as defined by ASC 360, *Property, Plant, and Equipment*. Particular examples of events and changes in circumstances that could indicate potential impairments are: significant decreases in occupancy, rental income, operating income and market values.

Revenue Recognition

We will recognize minimum rent, including rental abatements and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related lease, and we will include amounts expected to be received in later years in deferred rents. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e., breakpoint) that triggers the contingent rental income is achieved. We will record property operating expense reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs in the period the related expenses are incurred. We will make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to differ from the estimated reimbursement.

We will make estimates of the collectability of our tenant receivables related to base rents, expense reimbursements and other revenue or income. We will specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we will make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectability of the related receivable. In some cases, the ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

We will recognize gains on sales of real estate pursuant to the provisions of ASC 605-976, *Accounting for Sales of Real Estate* ("ASC 605-976"). The specific timing of a sale will be measured against various criteria in ASC 605-976 related to the terms of the transaction and any continuing involvement associated with the property. If the criteria for profit recognition under the full-accrual method are not met, we will defer gain recognition and account for the continued operations of the property by applying the percentage-of-completion, reduced profit, deposit, installment or cost recovery methods, as appropriate, until the appropriate criteria are met.

Class B Units

Effective October 1, 2012, the Advisor and Sub-advisor are no longer entitled to the payment of asset management fees in cash under the A&R Advisory Agreement. Instead, we will issue to the Advisor and Sub-advisor units of the Operating Partnership designated as "Class B units" in connection with the asset management services provided by the Advisor and Sub-advisor.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

We have concluded that the Advisor and Sub-advisor's performance under the A&R Advisory Agreement and the Fourth Amended and Restated Sub-Advisory Agreement is not complete until they have served as the Advisor and Sub-advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the Advisor and Sub-advisor. Additionally, the Advisor and Sub-advisor have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time the Advisor and Sub-advisor have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition. The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because the Advisor and Sub-advisor can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited. Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, the Advisor and Sub-advisor could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved. However, as the Class B Units are deemed to be participating securities, the distributions paid to the Advisor and Sub-advisor will be treated as compensation expense. This expense will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

Impact of Recently Issued Accounting Pronouncements —In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards ("IFRS"), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In August 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)*. This update amends a number of SEC sections in the FASB Accounting Standards Codification as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final Rule 33-9250, and (3) corrections related to ASU 2010-22 . ASU 2012-03 was effective upon issuance. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements.* The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. ASU 2012-04 will be effective for us as of January 1, 2013. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

Subsequent Events

Distributions

On January 2, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from December 1, 2012 through December 31, 2012. The total gross amount of the distribution was approximately $717,000, with $298,000 being reinvested in the DRP, for a net cash distribution of $419,000.

On January 23, 2013, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing March 1, 2013 through and including March 31, 2013. The authorized distributions equal an amount of $0.00183562 per share of common stock, par value $0.01 per share. This equates to a 6.70% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. We expect to pay these distributions on April 1, 2013. Our policy is not to fund distributions with proceeds from our offering.

On February 1, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from January 1, 2013 through January 31, 2013. The total gross amount of the distribution was approximately $817,000, with $344,000 being reinvested in the DRP, for a net cash distribution of $473,000.

On March 1, 2013, we paid a distribution equal to a daily amount of $0.00183562 per share of common stock outstanding for stockholders of record for the period from February 1, 2013 through February 28, 2013. The total gross amount of the distribution was approximately $882,000, with $374,000 being reinvested in the DRP, for a net cash distribution of $508,000.

Acquisition of Atlanta Portfolio

Between January 15, 2013 and February 13, 2013, we acquired a 100% interest in a portfolio consisting of seven shopping centers in the Atlanta, Georgia area (the "Atlanta Portfolio") for approximately $69.6 million, exclusive of closing costs. The individual properties in the Atlanta Portfolio are located in: Acworth, Georgia; Ellenwood, Georgia; Alpharetta, Georgia; Buford, Georgia; Mableton, Georgia; Marietta, Georgia; and McDonough, Georgia. The acquisition of the Atlanta Portfolio was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The portfolio is approximately 587,367 square feet and is 90.8% leased.

Acquisition of Fairlawn Town Centre

On January 30, 2013, we acquired a 100% interest in a Giant Eagle-anchored shopping center, Fairlawn Town Centre, located in Fairlawn, Ohio, for a purchase price of approximately $42.2 million. The acquisition was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The 347,255 square foot property is 95.0% leased.

Sale of Shares of Common Stock

From January 1, 2013 through February 28, 2013, we raised approximately $46.7 million through the issuance of 4,697,487 shares of common stock under our offering. As of February 28, 2013, approximately 131.4 million shares remained available for sale to the public under our offering, exclusive of shares available under the DRP.

Amendment of our Advisory Agreement

On February 4, 2013, we and the Operating Partnership entered into the A&R Advisory Agreement with the Advisor. The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between the us and the Advisor is eliminated effective October 1, 2012. Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as "Class B units." The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

Additionally, the A&R Advisory Agreement eliminates the subordinated share of cash flows and the subordinated incentive fee contemplated under the previous advisory agreement between us and the Advisor. Instead, similar concepts are now set forth in the Amended and Restated Agreement of Limited Partnership for the Operating Partnership as follows:

- The Operating Partnership will pay a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors.
- The Operating Partnership will pay a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.
- Neither the Advisor nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.
- Upon termination or non-renewal of the A&R Advisory Agreement, an affiliate of the Advisor shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors. In addition, the affiliate of the Advisor may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders. These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

Lines of Credit

On January 18, 2013, we increased the borrowing capacity of our syndicated senior secured revolving credit facility led by KeyBank National Association from $40 million to $88 million. On January 30, 2013, we again increased the borrowing capacity under this facility to $120 million. This facility has an accordion feature that allows us to further increase the capacity up to $250 million, subject to the terms and conditions of the facility. Subsequent to December 31, 2012, we drew $63.9 million from this facility. As of March 7, 2013, the balance under this facility was $100.6 million.

We have an unsecured credit facility with KeyBank National Association with a capacity of $10.0 million. Subsequent to December 31, 2012, we drew $8.4 million from this facility. As of March 7, 2013, the balance under this facility was $8.4 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2012, we had approximately $113.1 million of variable rate debt outstanding. In the future, we may hedge our exposure to interest rate fluctuations through the utilization of derivative financial instruments, such as interest rate swaps, in order to mitigate the risk of this exposure. We do not intend to enter into derivative or interest rate transactions for speculative purposes. Our hedging decisions will be determined based upon the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of December 31, 2012, we have not fixed the interest rates for our debt through derivative financial instruments, and as a result, we are subject to the potential impact of rising interest rates, which could negatively impact our profitability and cash flows.

Below is a listing of the mortgage loans payable with their respective principal payment obligations (in thousands) and weighted-average interest rates:

	2013	2014	2015	2016	2017	Thereafter	Total
Maturing debt:[1]							
Fixed rate mortgages payable	$ 1,216	$ 17,331	$ 1,047	$ 10,296	$ 6,899	$ 7,145	$ 43,934
Variable rate mortgages payable	17,681	1,105	1,105	16,093	33,640	6,800	76,424
Secured line of credit	-	-	36,709	-	-	-	36,709
Total maturing debt	$ 18,897	$ 18,436	$ 38,861	$ 26,389	$ 40,539	$ 13,945	$ 157,067
Weighted-average interest rate on debt:							
Fixed rate mortgages payable[2]	7.0%	7.5%	6.5%	6.0%	3.7%	6.1%	6.3%
Variable rate mortgages payable	2.8%	2.5%	2.5%	2.7%	2.4%	2.3%	2.6%
Secured line of credit	0.0%	0.0%	2.5%	0.0%	0.0%	0.0%	2.5%
Total	3.1%	7.2%	2.6%	4.0%	2.6%	4.2%	3.6%

(1) The debt maturity table does not include any below-market debt adjustment, of which $1,940, net of accumulated amortization, was outstanding as of December 31, 2012.

(2) A portion of the fixed rate debt represents loans assumed as part of certain acquisitions. These loans typically have higher interest rates than interest rates associated with new debt.

The analysis below presents the sensitivity of the fair market value of our financial instruments to selected changes in market interest rates.

The impact on our annual results of operations of a one-percentage-point change in interest rates on the outstanding balance of variable-rate debt at December 31, 2012 would result in approximately $1.1 million of additional interest expense. We had no other outstanding interest rate contracts as of December 31, 2012.

The above amounts were determined based on the impact of hypothetical interest rates on our borrowing cost and assume no changes in our capital structure. As the information presented above includes only those exposures that exist as of December 31, 2012, it does not consider those exposures or positions that could arise after that date. Hence, the information represented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies at the time, and the related interest rates.

We do not have any foreign operations, and thus we are not exposed to foreign currency fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Index to Financial Statements at page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, under the supervision and with the participation of management, including the Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) under the Exchange Act as of the end of the period covered by this report. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15-15(f) under the Exchange Act, as a process designed by, or under the supervision of, the Principal Executive Officer and Principal Financial Officer and effected by our management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;
- provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of management and/or members of the board of directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of human error and the circumvention or overriding of controls, material misstatements may not be prevented or detected on a timely basis. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes and conditions or that the degree of compliance with policies may deteriorate. Accordingly, even internal controls determined to be effective can provide only reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and represented within the time periods required.

Our management has assessed the effectiveness of our internal control over financial reporting at December 31, 2012. To make this assessment, we used the criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management believes that our system of internal control over financial reporting met those criteria, and therefore our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2012.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

For the quarter ended December 31, 2012, all items required to be disclosed under Form 8-K were reported under Form 8-K.

On December 31, 2012, we filed a Current Report on Form 8-K to disclose our acquisition of Village One Plaza. We included in that Form 8-K an undertaking to provide financial statements for Village One Plaza in an amendment to the Form 8-K on or before March

12, 2013. Subsequent to the filing of this Form 8-K, we determined that we are not required to provide such financial statements for Village One Plaza. As a result, we will not provide such financial statements for Village One Plaza in an amendment to the Form 8-K.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

We have adopted a Code of Ethics that applies to all of our executive officers and directors, including but not limited to, our principal executive officer and principal financial officer. Our Code of Ethics may be found at http://www.phillipsedison-arc.com.

The other information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference from our 2013 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statement Schedules

See the Index to Financial Statements at page F-1 of this report.

(b) Exhibits

Ex.	Description
3.1	Third Articles of Amendment and Restatement (incorporated by reference to Exhibit 3.1 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed September 17, 2010)
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 3 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 2, 2010)
4.1	Form of Subscription Agreement (incorporated by reference to Appendix B to the prospectus dated October 26, 2012 included in Post-Effective Amendment No. 12 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed January 28, 2013)
4.2	Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.2 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed March 1, 2010)
4.3	Dividend Reinvestment Plan (incorporated by reference to Appendix C to the prospectus dated October 26, 2012 included in Post-Effective Amendment No. 12 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed January 28, 2013)
4.4	Subscription Escrow Agreement by and between the Company and Wells Fargo Bank, N.A. dated July 28, 2010 (incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed September 17, 2010)
4.5	First Amendment to Subscription Escrow Agreement by and between the Company and Wells Fargo Bank, N.A. dated September 17, 2010 (incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q filed September 24, 2010)
4.6	Amended and Restated Agreement of Limited Partnership of Phillips Edison – ARC Shopping Center Operating Partnership, L.P. dated February 4, 2013
10.1	Advisory Agreement by and between the Company and American Realty Capital II Advisors, LLC dated July 1, 2011 (incorporated by reference to Exhibit 10.1 to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 29, 2011)
10.2	First Amendment to Advisory Agreement by and between the Company and American Realty Capital II Advisors, LLC dated September 20, 2011 (incorporated by reference to Exhibit 10.21 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed October 31, 2011)
10.3	Second Amendment to Advisory Agreement by and between the Company and American Realty Capital II Advisors, LLC dated October 27, 2011 (incorporated by reference to Exhibit 10.22 to Post-Effective Amendment No. 6 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed October 31, 2011)
10.4	Amended and Restated Advisory Agreement by and between the Company, Phillips Edison – ARC Shopping Center Operating Partnership, L.P. and American Realty Capital II Advisors, LLC dated February 4, 2013
10.5	Master Property Management, Leasing and Construction Management Agreement (incorporated by reference to Exhibit 10.2 to Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 28, 2010)
10.6	Amended and Restated 2010 Independent Director Stock Plan (incorporated by reference to Exhibit 10.3 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed August 11, 2010)

10.7	Second Amended and Restated Sub-Advisory Agreement by and between American Realty Capital II Advisors, LLC and Phillips Edison NTR LLC dated September 17, 2010 (incorporated by reference to Exhibit 10.4 to Post-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed September 17, 2010)
10.8	Fourth Amended and Restated Sub-Advisory Agreement by and between American Realty Capital II Advisors, LLC and Phillips Edison NTR LLC dated February 4, 2013
10.9	2010 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 to Pre-Effective Amendment No. 5 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed August 11, 2010)
10.10	Shopping Center Purchase Agreement by and between Tramway Crossing, LLC and Phillips Edison Group LLC dated January 27, 2012 (incorporated by reference to Exhibit 10.44 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed April 17, 2012)
10.11	Shopping Center Purchase Agreement by and between Westin Centre, LLC and Phillips Edison Group LLC dated January 27, 2012 (incorporated by reference to Exhibit 10.45 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed April 17, 2012)
10.12	Assignment and Assumption of Rights Under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Tramway Station LLC dated February 21, 2012 (incorporated by reference to Exhibit 10.46 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed April 17, 2012)
10.13	Assignment and Assumption of Rights Under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Westin Station LLC dated February 21, 2012 (incorporated by reference to Exhibit 10.47 to Post-Effective Amendment No. 9 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed April 17, 2012)
10.14	Shopping Center Purchase and Sale Agreement by and between Phillips Edison Group LLC and CRP II – Glynn Place, LLC dated March 26, 2012 (incorporated by reference to Exhibit 10.48 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.15	First Amendment to Shopping Center Purchase and Sale Agreement by and between Phillips Edison Group LLC and CRP II – Glynn Place, LLC dated April 27, 2012 (incorporated by reference to Exhibit 10.49 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.16	Assignment and Assumption of Rights Under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Glynn Place Station LLC dated April 27, 2012 (incorporated by reference to Exhibit 10.50 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.17	Agreement of Sale between Kimco Kissimmee 613, Inc. and Phillips Edison Group LLC dated April 24, 2012 (incorporated by reference to Exhibit 10.51 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.18	Second Amendment to Agreement of Sale between Kimco Kissimmee 613, Inc. and Phillips Edison Group LLC dated May 29, 2012 (incorporated by reference to Exhibit 10.52 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.19	Assignment and Assumption of Rights Under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Vine Street Station LLC dated June 4, 2012 (incorporated by reference to Exhibit 10.53 to Post-Effective Amendment No. 10 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed July 17, 2012)
10.20	Agreement for Sale and Purchase of Property by and between Richmond Plaza Investors, L.P. and Phillips Edison Group LLC dated June 28, 2012 (incorporated by reference to Exhibit 10.54 to Post-Effective Amendment No. 11 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed October 17, 2012)

10.21	Fourth Amendment to, and Reinstatement of, Agreement for Sale and Purchase of Property by and between Richmond Plaza Investors, L.P. and Phillips Edison Group LLC dated August 24, 2012 (incorporated by reference to Exhibit 10.55 to Post-Effective Amendment No. 11 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed October 17, 2012)
10.22	Assignment and Assumption of Rights Under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Richmond Station LLC dated August 30, 2012 (incorporated by reference to Exhibit 10.56 to Post-Effective Amendment No. 11 to the Company's Registration Statement on Form S-11 (No. 333-164313) filed October 17, 2012)
10.23	Revolving Loan Agreement among Phillips Edison – ARC Shopping Center Operating Partnership, L.P., KeyBank National Association, and KeyBank Capital Markets dated December 24, 2012
10.24	Guaranty of Payment and Performance by Phillips Edison Shopping Center OP GP LLC and Heron Creek Station LLC in favor of KeyBank National Association dated December 21, 2012
10.25	First Amendment to Revolving Loan Agreement and Other Loan Documents by and among Phillips Edison – ARC Shopping Center Operating Partnership, L.P., Phillips Edison – ARC Shopping Center REIT Inc., Phillips Edison Shopping Center OP GP LLC, and KeyBank National Association dated January 15, 2013
10.26	Shopping Centers Purchase and Sale Agreement by and among Equity One, Inc., Equity One (Southeast Portfolio) Inc., Equity One (Florida Portfolio), Inc. and Phillips Edison Group LLC dated November 30, 2012
10.27	Reinstatement and First Amendment to Shopping Centers Purchase and Sale Agreement by and among Equity One, Inc., Equity One (Southeast Portfolio) Inc., Equity One (Florida Portfolio), Inc. and Phillips Edison Group LLC dated December 27, 2012
10.28	Second Amendment to Shopping Centers Purchase and Sale Agreement by and among Equity One, Inc., Equity One (Southeast Portfolio) Inc., Equity One (Florida Portfolio), Inc. and Phillips Edison Group LLC dated January 11, 2013
10.29	Reinstatement and Third Amendment to Shopping Centers Purchase and Sale Agreement by and among Equity One, Inc., Equity One (Southeast Portfolio) Inc., Equity One (Florida Portfolio), Inc. and Phillips Edison Group LLC dated February 13, 2013
10.30	Assignment and Assumption of Rights under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Butler Creek Station LLC dated January 15, 2013 with schedule disclosing other substantially identical Assignment and Assumption of Rights under Shopping Center Purchase Agreements omitted
10.31	Sale-Purchase Agreement between AG/WP Fairlawn Owner, LLC and Phillips Edison Group LLC dated December 13, 2012
10.32	Reinstatement and Second Amendment to Sale-Purchase Agreement between AG/WP Fairlawn Owner, LLC and Phillips Edison Group LLC dated December 21, 2012
10.33	Assignment and Assumption of Rights under Shopping Center Purchase Agreement by and between Phillips Edison Group LLC and Fairlawn Station LLC dated January 30, 2013
21.1	Subsidiaries of the Company
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Amended Share Repurchase Program (incorporated by reference to Exhibit 9.1 to the Company's Current Report on Form 8-K filed October 5, 2011)
101.1	The following information from the Company's annual report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Loss; (iii) Consolidated Statements of Equity; and (iv) Consolidated Statements of Cash Flows

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

* All schedules other than the one listed in the index have been omitted as the required information is either not applicable or the information is already presented in the consolidated financial statements or the related notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Phillips Edison—ARC Shopping Center REIT Inc.

We have audited the accompanying consolidated balance sheets of Phillips Edison—ARC Shopping Center REIT Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Phillips Edison – ARC Shopping Center REIT Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 7, 2013

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2012 AND DECEMBER 31, 2011
(In thousands, except share and per share amounts)

	December 31, 2012	December 31, 2011
ASSETS		
Investment in real estate:		
Land	$ 82,127	$ 21,338
Building and improvements	209,048	49,415
Total investment in real estate assets	291,175	70,753
Accumulated depreciation and amortization	(7,317)	(1,261)
Total investment in real estate assets, net	283,858	69,492
Acquired intangible lease assets, net of accumulated amortization of $3,844 and $807, respectively	20,957	6,799
Cash and cash equivalents	7,654	6,969
Restricted cash	1,053	214
Accounts receivable, net of bad debt reserve of $69 and $35, respectively	2,707	786
Deferred financing expense, net of accumulated amortization of $596 and $203, respectively	2,827	599
Prepaid expenses and other	6,354	333
Total assets	$ 325,410	$ 85,192
LIABILITIES AND EQUITY		
Liabilities:		
Mortgage loans payable	$ 159,007	$ 46,788
Acquired below market lease intangibles, net of accumulated amortization of $811 and $161, respectively	4,892	1,203
Accounts payable	533	47
Accounts payable – affiliates	3,634	8,395
Accrued and other liabilities	5,073	1,574
Total liabilities	173,139	58,007
Commitments and contingencies (Note 9)	-	-
Equity:		
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized, zero shares issued and outstanding at December 31, 2012 and 2011	$ -	$ -
Common stock, $0.01 par value per share, 180,000,000 shares authorized, 13,801,251 and 2,658,159 shares issued and outstanding at December 31, 2012 and 2011, respectively	138	27
Additional paid-in capital	118,238	17,980
Accumulated deficit	(11,720)	(4,126)
Total stockholders' equity	106,656	13,881
Noncontrolling interests	45,615	13,304
Total equity	152,271	27,185
Total liabilities and equity	$ 325,410	$ 85,192

See notes to consolidated financial statements.

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)

	2012	2011	2010
Revenues:			
Rental income	$ 13,828	$ 2,762	$ 85
Tenant recovery income	3,635	750	13
Other property income	87	17	-
Total revenues	17,550	3,529	98
Expenses:			
Property operating	2,957	631	14
Real estate taxes	2,055	507	18
General and administrative	1,717	845	228
Acquisition expenses	3,981	1,751	467
Depreciation and amortization	8,094	1,500	81
Total expenses	18,804	5,234	808
Operating loss	(1,254)	(1,705)	(710)
Other expense:			
Interest expense, net	(3,020)	(811)	(38)
Other income	1	-	1
Net loss	(4,273)	(2,516)	(747)
Net loss attributable to noncontrolling interests	927	152	-
Net loss attributable to Company stockholders	$ (3,346)	$ (2,364)	$ (747)
Per share information - basic and diluted:			
Loss per share - basic and diluted	$ (0.51)	$ (1.57)	$ (4.44)
Weighted-average common shares outstanding - basic and diluted	6,509,470	1,503,477	168,419
Comprehensive loss	$ (4,273)	$ (2,516)	$ (747)
Comprehensive loss attributable to noncontrolling interests	927	152	-
Comprehensive loss attributable to Company stockholders	$ (3,346)	$ (2,364)	$ (747)

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)

	Common Stock		Additional	Accumulated	Total Stockholders'	Noncontrolling	
	Shares	*Amount*	*Paid-In Capital*	*Deficit*	*Equity*	*Interest*	*Total*
Balance at December 31, 2009	20,000	$ -	$ 200	$ -	$ 200	$ -	$ 200
Issuance of common stock	710,570	7	6,384	-	6,391	-	6,391
Contributions from Sponsors	-	-	140	-	140	-	140
Common distributions declared, $0.22 per share	-	-	-	(37)	(37)	-	(37)
Offering costs	-	-	(4,790)	-	(4,790)	-	(4,790)
Net loss	-	-	-	(747)	(747)	-	(747)
Balance at December 31, 2010	730,570	$ 7	$ 1,934	$ (784)	$ 1,157	$ -	$ 1,157
Issuance of common stock	1,916,572	20	18,596	-	18,616	-	18,616
Issuance of preferred stock	-	-	-	-	-	125	125
Share repurchases	(5,630)	-	(56)	-	(56)	-	(56)
Contributions from Sponsors	-	-	88	-	88	-	88
Dividend reinvestment plan (DRP)	16,647	-	158	-	158	-	158
Contributions from noncontrolling interests	-	-	-	-	-	14,441	14,441
Reallocation of equity from contribution of properties to Joint Venture	-	-	1,003	-	1,003	(1,003)	-
Common distributions declared, $0.65 per share	-	-	-	(978)	(978)	-	(978)
Distributions to noncontrolling interests	-	-	-	-	-	(92)	(92)
Offering costs	-	-	(3,726)	-	(3,726)	-	(3,726)
Offering costs - issuance of stock for noncontrolling interest	-	-	(17)	-	(17)	(15)	(32)
Net loss	-	-	-	(2,364)	(2,364)	(152)	(2,516)
Balance at December 31, 2011	2,658,159	$ 27	$ 17,980	$ (4,126)	$ 13,881	$ 13,304	$ 27,185
Issuance of common stock	11,007,548	110	109,372	-	109,482	-	109,482
Share repurchases	(3,749)	-	(35)	-	(35)	-	(35)
Dividend reinvestment plan (DRP)	139,293	1	1,323	-	1,324	-	1,324
Contributions from noncontrolling interests	-	-	-	-	-	35,560	35,560
Common distributions declared, $0.65 per share	-	-	-	(4,248)	(4,248)	-	(4,248)
Distributions to noncontrolling interests	-	-	-	-	-	(2,322)	(2,322)
Offering costs	-	-	(10,402)	-	(10,402)	-	(10,402)
Net loss	-	-	-	(3,346)	(3,346)	(927)	(4,273)
Balance at December 31, 2012	13,801,251	$ 138	$ 118,238	$ (11,720)	$ 106,656	$ 45,615	$ 152,271

See notes to consolidated financial statements.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(In thousands, except share and per share amounts)

	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (4,273)	$ (2,516)	$ (747)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	7,850	1,500	81
Net amortization of above- and below-market leases	395	312	17
Amortization of deferred financing costs	648	193	10
Straight-line rental income	(440)	(79)	-
Changes in operating assets and liabilities:			
Accounts receivable	(1,481)	(518)	-
Prepaid expenses and other	(1,258)	(163)	(173)
Accounts payable	355	(66)	113
Accounts payable – affiliates	(539)	708	782
Accrued and other liabilities	2,776	1,222	118
Net cash provided by operating activities	4,033	593	201
CASH FLOWS FROM INVESTING ACTIVITIES:			
Real estate acquisitions	(196,934)	(55,851)	(21,238)
Capital expenditures	(705)	(95)	-
Change in restricted cash	(839)	(203)	(11)
Net cash used in investing activities	(198,478)	(56,149)	(21,249)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	109,482	18,616	6,391
Proceeds from issuance of noncontrolling stock, net	-	93	-
Redemptions of common stock	(35)	(56)	-
Payment of offering costs	(14,643)	(1,364)	-
Payments on mortgage loans payable	(140,150)	(25,430)	-
Proceeds from mortgage loans payable	212,503	57,523	14,695
Payments for notes payable – affiliates	-	(600)	(900)
Proceeds from notes payable – affiliates	-	-	1,500
Distributions paid, net of DRP	(2,349)	(715)	-
Contributions from noncontrolling interests	35,560	14,441	-
Distributions to noncontrolling interests	(2,406)	-	-
Payments of loan financing costs	(2,832)	(690)	(131)
Net cash provided by financing activities	195,130	61,818	21,555
NET INCREASE IN CASH AND CASH EQUIVALENTS	685	6,262	507
CASH AND CASH EQUIVALENTS:			
Beginning of period	6,969	707	200
End of period	$ 7,654	$ 6,969	$ 707
SUPPLEMENTAL CASHFLOW DISCLOSURE, INCLUDING NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Change in offering costs payable to sub-advisor	$ (4,241)	$ 2,362	$ 3,847
Distributions payable	575	142	37
Distributions payable – noncontrolling interests	(84)	92	-
Assumed debt	40,101	-	-
Accrued capital expenditures and deferred financing costs	363	-	-
Cash paid for interest	2,346	557	140
Distributions reinvested	1,324	158	-
Reclassification of deferred offering costs to additional paid-in capital	-	-	4,790
Financing costs payable to advisor and sub-advisor, net	19	(19)	110
Contributions from sponsors	-	88	140

See notes to consolidated financial statements.

1. ORGANIZATION

Phillips Edison—ARC Shopping Center REIT Inc. was formed as a Maryland corporation on October 13, 2009 and has elected to be taxed as a real estate investment trust ("REIT") commencing with the taxable year ended December 31, 2010. Substantially all of our business is expected to be conducted through Phillips Edison—ARC Shopping Center Operating Partnership, L.P. (the "Operating Partnership"), a Delaware limited partnership formed on December 3, 2009. We are the sole limited partner of the Operating Partnership, and our wholly owned subsidiary, Phillips Edison Shopping Center OP GP LLC, is the sole general partner of the Operating Partnership.

We are offering to the public, pursuant to a registration statement, $1.785 billion in shares of common stock on a "best efforts" basis in our initial public offering ("our offering"). Our offering consists of a primary offering of $1.5 billion in shares offered to investors at a price of $10.00 per share, with discounts available for certain categories of purchasers, and $285 million in shares offered to stockholders pursuant to a dividend reinvestment plan (the "DRP") at a price of $9.50 per share. We have the right to reallocate the shares of common stock offered between the primary offering and the DRP. We are selling the shares registered in our primary offering over a three-year period, which ends August 12, 2013. Under rules promulgated by the SEC, in some instances we may extend the primary offering beyond that date. We may sell shares under the DRP beyond the termination of the primary offering until we have sold all the shares under the plan.

As of December 31, 2012, we had issued 13,801,251 shares of common stock since inception, including 155,940 shares issued through the DRP, generating gross cash proceeds of $136.1 million.

Our advisor is American Realty Capital II Advisors, LLC (the "Advisor"), a limited liability company that was organized in the State of Delaware on December 28, 2009 and that is indirectly wholly owned by AR Capital, LLC (formerly American Realty Capital II, LLC) (the "AR Capital sponsor"). Under the terms of the advisory agreement between the Advisor and us, the Advisor is responsible for the management of our day-to-day activities and the implementation of our investment strategy. The Advisor has delegated most of its duties under the advisory agreement, including the management of our day-to-day operations and our portfolio of real estate assets, to Phillips Edison NTR LLC (the "Sub-advisor"), which is indirectly wholly owned by Phillips Edison Limited Partnership (the "Phillips Edison sponsor"). Notwithstanding such delegation to the Sub-advisor, the Advisor retains ultimate responsibility for the performance of all the matters entrusted to it under the advisory agreement.

We invest primarily in well-occupied grocery-anchored neighborhood and community shopping centers having a mix of creditworthy national and regional retailers selling necessity-based goods and services in strong demographic markets throughout the United States. In addition, we may invest in other retail properties including power and lifestyle shopping centers, multi-tenant shopping centers, free-standing single-tenant retail properties, and other real estate and real estate-related loans and securities depending on real estate market conditions and investment opportunities that we determine are in the best interests of our stockholders. We expect that retail properties primarily would underlie or secure the real estate-related loans and securities in which we may invest. We owned fee simple interests in 26 real estate properties, 20 of which we owned through the Joint Venture (as defined below), acquired from third parties unaffiliated with us, the Advisor, or the Sub-advisor as of December 31, 2012.

On September 20, 2011, we entered into a joint venture with a group of institutional international investors advised by CBRE Investors Global Multi Manager (each a "CBRE Investor"). The joint venture is in the form of PECO-ARC Institutional Joint Venture I., L.P., a Delaware limited partnership (the "Joint Venture"). We, through an indirectly wholly owned subsidiary, hold an approximate 54% interest in the Joint Venture. We serve as the general partner and manage the operations of the Joint Venture. The CBRE Investors hold the remaining approximate 46% interest. We contributed approximately $58.7 million, in the form of equity interests in six wholly owned real estate properties and cash, to the Joint Venture, and the CBRE Investors contributed $50 million in cash. As of December 31, 2012, the Joint Venture holds 20 grocery-anchored neighborhood and community shopping centers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The accompanying consolidated financial statements include our accounts and the accounts of the Operating Partnership (over which we exercise financial and operating control). The financial statements of the Operating Partnership are prepared using accounting policies consistent with our accounting policies. All significant intercompany balances and transactions are eliminated upon consolidation.

Partially Owned Entities—If we determine that we are an owner in a variable-interest entity ("VIE"), and we hold a controlling financial interest, then we will consolidate the entity as the primary beneficiary. For partially-owned entities determined not to be a VIE, we analyze rights held by each partner to determine which would be the consolidating party. We will generally consolidate entities (in the absence of other factors when determining control) when we have over a 50% ownership interest in the entity. We will assess our interests in VIEs on an ongoing basis to determine whether or not we are the primary beneficiary. However, we will also evaluate who controls the entity even in circumstances in which we have greater than a 50% ownership interest. If we do not control the entity due to the lack of decision-making abilities, we will not consolidate the entity.

We performed an analysis of the assets held through the Joint Venture in accordance with Accounts Standards Codification ("ASC") 810 – *Consolidation*. Based upon this analysis, we have determined the Joint Venture should be consolidated into our consolidated financial statements. As a result of the contribution of the assets to the Joint Venture, there was a difference of $1.0 million in the net book value of the contributed assets and the agreed upon contribution value of the assets. In accordance with accounting principles generally accepted in the United States of America ("GAAP"), the difference arising from the contribution to the Joint Venture was not recognized as a gain on sale in the consolidated statements of operations, rather it was treated as a reallocation of equity to our stockholders from the CBRE Investors.

Use of Estimates—The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to the useful lives of assets; recoverable amounts of receivables; and initial valuations of tangible and intangible assets and liabilities and related amortization periods of deferred costs and intangibles, particularly with respect to property acquisitions. Actual results could differ from those estimates.

Cash and Cash Equivalents—We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

Organizational and Offering Costs—The Sub-advisor has paid offering expenses on our behalf. We will reimburse on a monthly basis the Sub-advisor for these costs and future offering costs it, the Advisor, or any of their respective affiliates may incur on our behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of the offering or cause the selling commissions, the dealer manager fee and the other organization and offering expenses borne by us to exceed 15.0% of gross offering proceeds as of the date of the reimbursement. These offering expenses include all expenses (other than selling commissions and the dealer manager fee) to be paid by us in connection with the offering, including legal, accounting, printing, mailing and filing fees, charges of the escrow holder and transfer agent, reimbursement to the Advisor and Sub-advisor for our portion of the salaries and related employment costs of the Advisor's and Sub-advisor's employees who provide services to us (excluding costs related to employees who provide services for which the Advisor or Sub-advisor, as applicable, receive acquisition or disposition fees), reimbursement to Realty Capital Securities, LLC, the dealer manager ("the Dealer Manager"), for amounts it may pay to reimburse the bona fide due diligence expenses of broker-dealers, costs in connection with preparing supplemental sales materials, our costs of conducting bona fide training and education meetings (primarily the travel, meal and lodging costs of our non-registered officers and the non-registered officers of the Advisor and Sub-advisor to attend such meetings), and cost reimbursement for non-registered employees of our affiliates to attend retail seminars conducted by broker-dealers. These offering costs include travel services provided to the Advisor or Sub-advisor by a related party of one or more of the sponsors. Costs associated with the offering are charged against the gross proceeds of the offering. Organizational costs are expensed as incurred.

Investment Property and Lease Intangibles—Real estate assets we have acquired are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method. The estimated useful lives for computing depreciation are generally 5-7 years for furniture, fixtures and equipment, 15 years for land improvements and 30 years for buildings and building improvements. Tenant improvements are amortized over the shorter of the respective lease term or the expected useful life of the asset. Major replacements that extend the useful lives of the assets are capitalized, and maintenance and repair costs are expensed as incurred.

Real estate assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the individual property may not be recoverable. In such an event, a comparison will be made of the projected operating cash flows of each property on an undiscounted basis to the carrying amount of such property. Such carrying amount would be adjusted, if necessary, to estimated fair values to reflect impairment in the value of the asset. We recorded no impairments for the years ended December 31, 2012, 2011, and 2010.

The results of operations of acquired properties are included in our results of operations from their respective dates of acquisition. Estimates of future cash flows, estimates of replacement cost, and other valuation techniques that we believe are similar to those used by independent appraisers are used to allocate the purchase price of each identifiable asset acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities, such as amounts related to in-place leases, acquired above- and below-market leases, tenant relationships, asset retirement obligations, mortgage notes payable and any goodwill or gain on purchase. Acquisition-related costs are expensed as incurred.

The fair value of buildings and improvements is determined on an as-if-vacant basis. The estimated fair value of acquired in-place leases is the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition.

Such estimates include leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation includes an estimate of the net market-based rental revenues and net operating costs (primarily consisting of real estate taxes, insurance and utilities) that would be incurred during the lease-up period. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms.

Acquired above- and below-market lease values are recorded based on the present value (using interest rates that reflect the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management's estimate of the market lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental income over the remaining terms of the respective leases. We also include fixed rate renewal options in our calculation of the fair value of both above- and below-market leases and the periods over which such leases are amortized. If a tenant has a unilateral option to renew a below-market lease, we include such an option in the calculation of the fair value of such lease and the period over which the lease is amortized if we determines that the tenant has a financial incentive to exercise such option.

Management estimates the fair value of assumed mortgage notes payable based upon indications of then-current market pricing for similar types of debt with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the note's outstanding principal balance is amortized over the life of the mortgage note payable as an adjustment to interest expense.

Deferred Financing Costs—Deferred financing costs are capitalized and amortized on a straight-line basis over the term of the related financing arrangement, which approximates the effective interest method. Deferred financing costs incurred during the years ended December 31, 2012, 2011, and 2010, respectively, were approximately $2,875,000, $561,000, and $241,000. Of this amount, for the years ended December 31, 2012, 2011, and 2010, respectively, $816,000, $180,000, and $110,000 was incurred as a result of the financing fee due to the Advisor, Sub-advisor and their affiliates. Amortization of deferred financing costs for the years ended December 31, 2012, 2011, and 2010, respectively, was $648,000, $193,000, and $10,000 and was recorded in interest expense in the consolidated statements of operations and comprehensive loss.

Revenue Recognition—We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space, and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space to construct their own improvements. We consider a number of different factors in evaluating whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retains legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease; and
- who constructs or directs the construction of the improvements.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts receivable. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and will be lesser than the cash collected in the later years of a lease. Our policy for percentage rental income is to defer recognition of contingent rental income until the specified target (i.e. breakpoint) that triggers the contingent rental income is achieved. We periodically review the collectability of outstanding receivables. Allowances will be taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period in which the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursements.

We record lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, collectability is reasonably assured and the tenant is no longer occupying the property. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets.

Income Taxes—We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Our qualification and taxation as a REIT depends on our ability, on a continuing basis, to meet certain organizational and operational qualification requirements imposed upon REITs by the Code. If we fail to qualify as a REIT for any reason in a taxable year, we will be subject to tax on our taxable income at regular corporate rates. We would not be able to deduct distributions paid to stockholders in any year in which we fail to qualify as a REIT. We will also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Additionally, GAAP prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken, or expected to be taken, in a tax return. A tax position may only be recognized in the consolidated financial statements if it is more likely than not that the tax position will be sustained upon examination. We believe it is more likely than not that our tax positions will be sustained in any tax examinations.

Repurchase of Common Stock—We offer a share repurchase program which may allow certain stockholders to have their shares repurchased subject to approval and certain limitations and restrictions (see Note 3). We account for those financial instruments that represent our mandatory obligation to repurchase shares as liabilities to be reported at settlement value. At such time, we will reclassify such obligations from equity to a liability based upon their respective settlement values. As of December 31, 2012 and 2011, no such obligations existed.

Restricted Cash—Restricted cash primarily consisted of escrowed insurance premiums, real estate taxes and investor proceeds for which shares of common stock had not been issued of $1,053,000 and $214,000 as of December 31, 2012 and 2011, respectively.

Class B Units—Effective October 1, 2012, the Advisor and Sub-advisor are no longer entitled to the payment of asset management fees in cash under the A&R Advisory Agreement. Instead, we will issue to the Advisor and Sub-advisor units of the Operating Partnership designated as "Class B units" in connection with the asset management services provided by the Advisor and Sub-advisor.

The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

We have concluded that the Advisor and Sub-advisor's performance under the A&R Advisory Agreement and the Fourth Amended and Restated Sub-Advisory Agreement is not complete until they have served as the Advisor and Sub-advisor through the date of a Liquidity Event because, prior to such date, the Class B units are subject to forfeiture by the Advisor and Sub-advisor. Additionally, the Advisor and Sub-advisor have no disincentive for nonperformance other than the forfeiture of Class B units, which is not a sufficiently large disincentive for nonperformance and, accordingly, no performance commitment exists. As a result, we have concluded the measurement date occurs when a Liquidity Event has occurred and at such time the Advisor and Sub-advisor have continued providing advisory services, and that the Class B units are not considered issued until such a Liquidity Event.

The Class B units have both a market condition and a service condition up to and through a Liquidity Event. We intend to recognize costs during periods prior to the final measurement date in accordance with GAAP. As a result, the vesting of Class B units occurs only upon completion of both a market condition and service condition. The satisfaction of the market or service condition is not probable and thus no compensation will be recognized unless the market condition or service condition becomes probable.

Because the Advisor and Sub-advisor can be terminated without cause before a Liquidity Event occurs and at such time the market condition and service condition may not be met, the Class B units may be forfeited. Additionally, if the market condition and service condition had been met and a Liquidity Event had not occurred, the Advisor and Sub-advisor could not control the Liquidity Event because each of the aforementioned events that represent a Liquidity Event must be approved unanimously by our independent directors. As a result, we have concluded that the service condition is not probable.

Based on our conclusion of the market condition and service condition not being probable, the Class B Units will be treated as unissued for accounting purposes until the market condition, service condition and Liquidity Event have been achieved. However, as the Class B Units are deemed to be participating securities, the distributions paid to the Advisor and Sub-advisor will be treated as compensation expense. This expense will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

Earnings Per Share—Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. Diluted income per share considers the effect of any potentially dilutive share equivalents, of which we had none for the years ended December 31, 2012, 2011, and 2010.

Segment Reporting—We assess and measure operating results of our properties based on net property operations. We internally evaluate the operating performance of our portfolio of properties and do not differentiate properties by geography, size or type. Each of our investment properties is considered a separate operating segment, and as each property earns revenue and incurs expenses, individual operating results are reviewed and discrete financial information is available. However, our properties are aggregated into one reportable segment as we evaluate the aggregate performance of the properties.

Noncontrolling Interests—Noncontrolling interests in the consolidated balance sheets represent the economic equity interests of the Joint Venture that are not owned by us. Noncontrolling interests in the consolidated statements of equity represent contributions, distributions and allocated earnings to the CBRE Investors. Noncontrolling interests in earnings of the Joint Venture in the consolidated statements of operations and comprehensive loss represents losses allocated to noncontrolling interests based on the economic ownership percentage of the consolidated Joint Venture held by these investors.

Impact of Recently Issued Accounting Pronouncements—In May 2011, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*. ASU 2011-04 clarifies some existing concepts, eliminates wording differences between U.S. GAAP and International Financial Reporting Standards ("IFRS"), and in some limited cases, changes some principles to achieve convergence between GAAP and IFRS. ASU 2011-04 results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. ASU 2011-04 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income*, which requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 was effective for us as of January 1, 2012. The adoption of this pronouncement did not materially impact our consolidated financial statements.

In August 2012, the FASB issued ASU 2012-03, *Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)*. This update amends a number of SEC sections in the FASB Accounting Standards Codification as a result of (1) the issuance of SAB 114, (2) the issuance of SEC Final Rule 33-9250, and (3) corrections related to ASU 2010-22. ASU 2012-03 was effective upon issuance. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

In October 2012, the FASB issued ASU 2012-04, *Technical Corrections and Improvements*. The amendments in this update cover a wide range of topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. ASU 2012-04 will be effective for us as of January 1, 2013. The adoption of this pronouncement is not expected to have a material impact on our consolidated financial statements.

3. EQUITY

General—We have the authority to issue a total of 180,000,000 shares of common stock with a par value of $0.01 per share and 10,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2012, we had issued 13,801,251 shares of common stock generating gross cash proceeds of $136.1 million, and we had issued no shares of preferred stock. The holders of shares of the common stock are entitled to one vote per share on all matters voted on by stockholders, including election of the board of directors. Our charter does not provide for cumulative voting in the election of directors.

Dividend Reinvestment Plan—We have adopted the DRP that allows stockholders to have distributions invested in additional shares of our common stock at a price equal to $9.50 per share. Stockholders who elect to participate in the DRP, and who are subject to U.S. federal income taxation laws, will incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of our common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of common stock in cash. Distributions reinvested through the DRP for the years ended December 31, 2012 and 2011, were $1,324,000 and $158,000, respectively. There were no distributions reinvested through the DRP during the year ended December 31, 2010.

Share Repurchase Program—Our share repurchase program may provide a limited opportunity for stockholders to have shares of common stock repurchased, subject to certain restrictions and limitations, at a price equal to or at a discount from the purchase price paid for the shares being repurchased. Repurchase of shares of common stock will be made monthly upon written notice received by us at least five days prior to the end of the applicable month. Stockholders may withdraw their repurchase request at any time up to five business days prior to the repurchase date.

The board of directors may, in its sole discretion, amend, suspend, or terminate the share repurchase program at any time. If the board of directors decides to amend, suspend or terminate the share repurchase program, stockholders will be provided with no less than 30 days' written notice. During the year ended December 31, 2012, there were 3,749 shares repurchased for $35,089 under the share repurchase program for an average repurchase price of $9.36 per share. During the year ended December 31, 2011, there were 5,630 shares repurchased for $56,244 under the share repurchase program for an average repurchase price of $9.99 per share. There were no shares repurchased during the year ended December 31, 2010.

2010 Long-Term Incentive Plan—We have adopted a 2010 Long-Term Incentive Plan which may be used to attract and retain officers, advisors, and consultants. We have not issued any shares under this plan as of December 31, 2012.

2010 Independent Director Stock Plan—We have also adopted an Amended and Restated 2010 Independent Director Stock Plan which may be used to offer independent directors an opportunity to participate in our growth through awards of shares of restricted common stock subject to time-based vesting. We have not issued any shares under this plan as of December 31, 2012.

4. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement. Fair value is defined by ASC 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:

Level 1—Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).

Level 3—Unobservable inputs, only used to the extent that observable inputs are not available, reflect our assumptions about the pricing of an asset or liability.

The following describes the methods we use to estimate the fair value of our financial assets and liabilities:

Cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses —We consider the carrying values of these financial instruments to approximate fair value because of the short period of time between origination of the instruments and their expected realization.

Real estate investments—The purchase prices of the investment properties, including related lease intangible assets and liabilities, were allocated at estimated fair value based on Level 3 inputs, such as discount rates, capitalization rates, comparable sales, replacement costs, income and expense growth rates and current market rents and allowances as determined by management.

Mortgage loans payable —We estimate the fair value of our debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by our lenders using Level 3 inputs. The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, approximately 2.70% for variable rate debt and 4.25% for fixed rate debt, as of December 31, 2012, assuming the debt is outstanding through maturity and considering the debt's collateral (if applicable). We have utilized market information as available or present value techniques to estimate the amounts required to be disclosed. The fair values and recorded values of our borrowings as of December 31, 2012, were $158.7 million and $159.0 million, respectively. The carrying amount of our borrowings approximates their fair value as of December 31, 2011.

Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial assets and liabilities.

5. REAL ESTATE ACQUISITIONS

For the year ended December 31, 2012, we acquired 19 grocery-anchored retail centers, including 13 through the Joint Venture, for a combined purchase price of approximately $232.2 million, including $37.9 million of assumed debt with a fair value of $40.1 million. We allocated the purchase price of these properties to the fair value of the assets acquired and liabilities assumed as follows (in thousands):

Category		Allocation
Land	$	60,600
Building and improvements		158,828
Acquired in-place leases		14,428
Acquired above-market leases		2,718
Acquired below-market leases		(4,339)
Total	$	232,235

The following information summarizes selected financial information from our combined results of operations, as if all of our acquisitions for 2011 and 2012 had been acquired on January 1, 2011.

We estimated that revenues, on a pro forma basis, for the years ended December 31, 2012 and 2011, would have been approximately $36.3 million and $35.0 million, respectively, and our net loss attributable to our stockholders, on a pro forma basis excluding acquisition expenses of $8.7 million, would have been approximately $0.7 million and $1.8 million, respectively. The pro forma net loss per share excluding acquisition expenses would have been $0.05 and $0.14, respectively, for the years ended December 31, 2012 and 2011.

This pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.

6. ACQUIRED INTANGIBLE ASSETS

Acquired intangible lease assets consisted of the following (in thousands):

	2012	2011
Acquired in-place leases, net of accumulated amortization of $2,310 and $318, respectively	$ 15,655	$ 3,169
Acquired above-market leases, net of accumulated amortization of $1,534 and $489, respectively	5,302	3,630
Total	$ 20,957	$ 6,799

Amortization expense recorded on the intangible assets for the years ended December 31, 2012, 2011, and 2010 was $3,037,000, $764,000, and $43,000, respectively.

Estimated amortization expense of the respective acquired intangible lease assets as of December 31, 2012 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	In-Place Leases	Above-Market Leases
2013	$ 3,771	$ 1,448
2014	3,632	1,418
2015	2,795	1,198
2016	2,125	662
2017	1,230	404
2018 and thereafter	2,102	172
Total	$ 15,655	$ 5,302

The weighted-average amortization periods for acquired in-place lease and above-market lease intangibles are six years and five years, respectively.

7. MORTGAGE LOANS PAYABLE

As of December 31, 2012, we had approximately $159.0 million of outstanding mortgage notes payable outstanding, inclusive of a below-market assumed debt adjustment of $1.9 million. As of December 31, 2011, we had approximately $46.8 million of outstanding mortgage notes payable outstanding. Each of the mortgage notes payable is secured by the respective property on which the debt was placed. Certain of the mortgage notes allow us to generally make additional principal payments on the loan and draw those amounts back, not to exceed the initial loan amount, as needed. As of December 31, 2012 and 2011, the weighted-average interest rate for the loans was 3.58% and 2.91%, respectively.

Excluding the below-market debt adjustment, we hold $104.6 million of our debt obligations through the Joint Venture, in which we have a 54% interest, and we hold $52.5 million of our debt obligations directly. We also have an unsecured credit facility with $10.0 million of available funds, on which we have not drawn any funds as of December 31, 2012. On December 24, 2012, we also entered into a $40.0 million secured revolving credit facility with the potential to increase the borrowing capacity under such facility to $250.0 million, from which we may draw funds to pay certain long-term debt obligations as they mature. Of the amount outstanding on our mortgage notes payable at December 31, 2012, $17.3 million is for loans which mature in 2013. We have a one-year extension option on each loan maturing in 2013, subject to extension fees and compliance with loan covenants. As of December 31, 2012 and 2011, our leverage ratios, or the ratio of total debt, less cash and cash equivalents, to total real estate investments, at cost, were approximately 48.5% and 51.7%, respectively.

In conjunction with our acquisition of five real estate properties, we assumed debt of $37.9 million with a fair value of $40.1 million. The assumed debt market adjustment will be amortized over the remaining life of the loans. The amortization recorded on the assumed below-market debt adjustment was $235,000 for the year ended December 31, 2012.

The following is a summary of our debt obligations as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012		December 31, 2011	
	Outstanding Principal Balance	Maximum Loan Capacity	Outstanding Principal Balance	Maximum Loan Capacity
Fixed rate mortgages payable[(1)]	$ 43,934	$ 43,934	$ -	$ -
Variable rate mortgages payable	76,424	89,475	46,788	53,400
Secured credit facility	36,709	40,000	-	-
Unsecured credit facility	-	10,000	-	-
Assumed below-market debt adjustment	1,940	N/A	-	N/A
Total	$ 159,007	$ 183,409	$ 46,788	$ 53,400

(1) The assets and liabilities of the following properties are neither available to pay the debts of the consolidated entity nor constitute obligations of the consolidated entity: Baker Hill Center, Broadway Plaza, and Publix at Northridge.

Below is a listing of the mortgage loans payable with their respective principal payment obligations (in thousands) and weighted-average interest rates:

	2013	2014	2015	2016	2017	Thereafter	Total
Maturing debt:(1)							
Fixed rate mortgages payable	$ 1,216	$ 17,331	$ 1,047	$ 10,296	$ 6,899	$ 7,145	$ 43,934
Variable rate mortgages payable	17,681	1,105	1,105	16,093	33,640	6,800	76,424
Secured line of credit	-	-	36,709	-	-	-	36,709
Total maturing debt	$ 18,897	$ 18,436	$ 38,861	$ 26,389	$ 40,539	$ 13,945	$ 157,067
Weighted-average interest rate on debt:							
Fixed rate mortgages payable(2)	7.0%	7.5%	6.5%	6.0%	3.7%	6.1%	6.3%
Variable rate mortgages payable	2.8%	2.5%	2.5%	2.7%	2.4%	2.3%	2.6%
Secured line of credit	0.0%	0.0%	2.5%	0.0%	0.0%	0.0%	2.5%
Total	3.1%	7.2%	2.6%	4.0%	2.6%	4.2%	3.6%

(1) The debt maturity table does not include any below-market debt adjustment, of which $1,940, net of accumulated amortization, was outstanding as of December 31, 2012.

(2) A portion of the fixed rate debt represents loans assumed as part of certain acquisitions. These loans typically have higher interest rates than interest rates associated with new debt.

As of December 31, 2012, we were in compliance with all debt covenants.

8. ACQUIRED BELOW-MARKET LEASE INTANGIBLES

Acquired below-market lease intangibles consisted of the following (in thousands):

	2012	2011
Acquired below-market leases, net of accumulated amortization of $811 and $161, respectively	$ 4,892	$ 1,203

Amortization recorded on the intangible liabilities for the years ended December 31, 2012, 2011, and 2010 was $650,000, $151,000, and $10,000, respectively.

Estimated amortization income of the intangible lease liabilities as of December 31, 2012 for each of the five succeeding calendar years and thereafter is as follows (in thousands):

Year	Below-Market Leases
2013	$ 1,075
2014	1,011
2015	795
2016	664
2017	517
2018 and thereafter	830
Total	$ 4,892

The weighted-average amortization period for below market lease intangibles is six years.

9. COMMITMENTS AND CONTINGENCIES

Sponsor Organization and Offering Costs

In addition to the accounts payable to affiliates, there are approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf that have not been charged to us. Organization and offering cost reimbursements may not exceed 1.5% of the gross proceeds raised through our offering. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of our offering and the discretion of the Sub-advisor.

Litigation

In the ordinary course of business, we may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against us.

Environmental Matters

In connection with the ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We have not been notified by any governmental authority of any non-compliance, liability or other claim, and we are not aware of any other environmental condition that we believe will have a material impact on our consolidated financial statements.

Operating Lease

We lease land under a long-term lease at one property, which was acquired in 2011. Total rental expense for the lease was $18,300 and $4,500 for the years ended December 31, 2012 and 2011, respectively. Minimum rental commitments under the noncancelable term of the lease as of December 31, 2012 are as follows: (i) 2013, $20,000; (ii) 2014, $20,000; (iii) 2015, $20,000; (iv) 2016, $20,000; and (v) 2017, $17,000.

10. RELATED PARTY TRANSACTIONS

Advisory Agreement—Pursuant to our advisory agreement, the Advisor is entitled to specified fees for certain services, including managing our day-to-day activities and implementing our investment strategy. The Advisor has entered into a sub-advisory agreement with the Sub-advisor, which manages our day-to-day affairs and our portfolio of real estate investments, subject to the board's supervision and certain major decisions requiring the consent of both the Advisor and Sub-advisor. The expenses to be reimbursed to the Advisor and Sub-advisor will be reimbursed in proportion to the amount of expenses incurred on our behalf by the Advisor and Sub-advisor, respectively.

Organization and Offering Costs—Under the terms of the advisory agreement, we are to reimburse on a monthly basis the Advisor, the Sub-advisor or their respective affiliates for cumulative organization and offering costs and future organization and offering costs they may incur on our behalf but only to the extent that the reimbursement would not exceed 1.5% of gross offering proceeds over the life of our offering. As of December 31, 2012, the Advisor, Sub-advisor and their affiliates have billed us for approximately $7.2 million of organization and offering costs, and we have reimbursed $4.2 million of such costs, resulting in a net payable of $3.0 million. In addition, approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or been recorded in our consolidated financial statements. Whether these costs incurred by the Sub-advisor will be billed is dependent upon the success of our offering and the discretion of the Sub-advisor. As of December 31, 2011, the Advisor, Sub-advisor or their affiliates had incurred $7.1 million of organization and offering costs which we had yet to reimburse.

Acquisition Fee—We pay the Advisor an acquisition fee related to services provided in connection with the selection and purchase or origination of real estate and real estate-related investments. The acquisition fee is equal to 1.0% of the cost of investments we acquire or originate, including acquisition or origination expenses and any debt attributable to such investments. We incurred acquisition fees payable to the Advisor, Sub-advisor and their affiliates of $1,705,000, $356,000, and $210,000, respectively, for the years ended December 31, 2012, 2011, and 2010 in connection with our property acquisitions. The amount of these acquisition fees outstanding and payable (receivable) by us as of December 31, 2012 and 2011 was $191,000 and ($44,000), respectively. The receivable at December 31, 2011 was due to an overpayment of acquisition fees related to the Cureton Town Center acquisition.

Asset Management Fee—We paid the Advisor an asset management fee for the asset management services it provides pursuant to the advisory agreement. The asset management fee, payable monthly in arrears (based on assets we held during the previous month) was equal to 0.08333% of the sum of the cost of all real estate and real estate-related investments we owned and of our investments in joint ventures, including certain expenses and any debt attributable to such investments. However, the Advisor reimbursed all or a portion of the asset management fee for any applicable period to the extent that as of the date of the payment, our modified funds from operations (as defined in accordance with the then-current practice guidelines issued by the Investment Program Association with an additional adjustment to add back capital contribution amounts received from the Sub-advisor or an affiliate thereof, without any corresponding issuance of equity to the Sub-advisor or its affiliate), during the quarter were not at least equal to our declared distributions during the quarter. We cannot avoid payment of an asset management fee by raising our distribution rate beyond $0.65 per share on an annualized basis. Total asset management fees incurred for the years ended December 31, 2012, 2011, and 2010 were $1,243,000, $347,000, and $18,000, respectively, with $546,000, $284,000, and $18,000 of these fees being waived or reimbursed by the Advisor and Sub-advisor. For the years ended December 31, 2012 and 2011, the net asset management fees of $697,000 and $63,000, respectively, were paid solely by the CBRE Investors to the Advisor and Sub-advisor, as the amount of asset management fees for which we were responsible were waived or reimbursed to us by the Advisor and Sub-advisor pursuant to the advisory agreement between the Joint Venture and the Advisor. The amount of these asset management fees outstanding and payable by us as of December 31, 2012 and 2011 was $248,000 and $63,000, respectively.

On February 4, 2013, we and the Operating Partnership entered into an Amended and Restated Advisory Agreement (the "A&R Advisory Agreement") with the Advisor. The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and the Advisor (as discussed above) is eliminated effective October 1, 2012. Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as "Class B units." The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met. The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders. These distributions will be calculated as the product of the number of unvested units issued to date and the stated distribution rate at the time such distribution is authorized.

On February 13, 2013, the Operating Partnership issued 59,245 Class B units to the Advisor under the A&R Advisory Agreement for the asset management services performed by the Advisor during the period from October 1, 2012 to December 31, 2012. These Class B units will not vest until the conditions referenced above have been met.

Financing Fee—We pay the Advisor or Sub-advisor a financing fee equal to 0.75% of all amounts made available under any loan or line of credit. We incurred financing fees payable to the Advisor, Sub-advisor and their affiliates of $816,000, $180,000, and $110,000 for the years ended December 31, 2012, 2011, and 2010, respectively. The amount of these financing fees outstanding and receivable by us as of December 31, 2011 was $19,000, which was due to an overpayment of financing fees related to the Cureton Town Center acquisition.

Disposition Fee—For substantial assistance by the Advisor, Sub-advisor or any of their affiliates in connection with the sale of properties or other investments, we will pay the Advisor or its assignee 2.0% of the contract sales price of each property or other investment sold. The conflicts committee will determine whether the Advisor, Sub-advisor or their respective affiliates have provided substantial assistance to us in connection with the sale of an asset. Substantial assistance in connection with the sale of a property includes the Advisor's or Sub-advisor's preparation of an investment package for the property (including an investment analysis, rent rolls, tenant information regarding credit, a property title report, an environmental report, a structural report and exhibits) or such other substantial services performed by the Advisor or Sub-advisor in connection with a sale. However, if we sell an asset to an affiliate, our organizational documents will prohibit us from paying the Advisor a disposition fee. There were no disposition fees incurred during the years ended December 31, 2012, 2011, and 2010.

General and Administrative Expenses—The sponsors provided $0, $88,000, and $140,000, respectively, during the years ended December 31, 2012, 2011, and 2010, for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. The sponsors do not intend to make further capital contributions to continue to fund our general and administrative expenses. As of December 31, 2012, we owed the Advisor, Sub-advisor and their affiliates $2,000 for general and administrative expenses paid on our behalf. The amount payable to the Advisor, Sub-advisor and their affiliates as of December 31, 2011, for general and administrative expenses was $1,140,000. As of December 31, 2012, the Advisor, Sub-advisor and their affiliates have not allocated any portion of their employees' salaries to general and administrative expenses.

Subordinated Participation in Net Sales Proceeds—The Operating Partnership will pay to PECO-ARC Special Limited Partner, LLC (the "Special Limited Partner") a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to stockholders plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by stockholders. Advisor has a 15.0% interest and the Sub-advisor has an 85.0% interest in the Special Limited Partner.

Subordinated Incentive Listing Fee—The Operating Partnership will pay to the Special Limited Partner a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to stockholders.

Neither the Special Limited Partner nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.

Subordinated Distribution Upon Termination of the Advisor Agreement—Upon termination or non-renewal of the A&R Advisory Agreement, the Special Limited Partner shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by stockholders plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to stockholders. In addition, the Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

Property Manager—All of our real properties are managed and leased by Phillips Edison & Company Ltd. (the "Property Manager"), an affiliated property manager. The Property Manager is wholly owned by our Phillips Edison sponsor and was organized on September 15, 1999. The Property Manager also manages real properties acquired by the Phillips Edison affiliates or other third parties.

We pay to the Property Manager monthly property management fees equal to 4.5% of the gross cash receipts of the properties managed by the Property Manager. In the event that we contract directly with a non-affiliated third-party property manager with respect to a property, we will pay the Property Manager a monthly oversight fee equal to 1.0% of the gross revenues of the property managed. In addition to the property management fee or oversight fee, if the Property Manager provides leasing services with respect to a property, we will pay the Property Manager leasing fees in an amount equal to the leasing fees charged by unaffiliated persons rendering comparable services in the same geographic location of the applicable property. We will reimburse the costs and expenses incurred by the Property Manager on our behalf, including legal, travel and other out-of-pocket expenses that are directly related to the management of specific properties, as well as fees and expenses of third-party accountants.

If we engage the Property Manager to provide construction management services with respect to a particular property, we will pay a construction management fee in an amount that is usual and customary for comparable services rendered to similar projects in the geographic market of the property.

The Property Manager hires, directs and establishes policies for employees who have direct responsibility for the operations of each real property it manages, which may include, but is not limited to, on-site managers and building and maintenance personnel. Certain employees of the Property Manager may be employed on a part-time basis and may also be employed by the Sub-advisor or certain of its affiliates. The Property Manager also directs the purchase of equipment and supplies and will supervise all maintenance activity.

Transactions involving the Property Manager consisted of the following (in thousands):

	For the Year Ended December 31,			Unpaid Amount as of	
	2012	2011	2010	December 31, 2012	December 31, 2011
Property management fees	$ 756	$ 157	$ -	$ 112	$ 21
Leasing commissions	302	34	-	96	-
Construction management fees	41	3	-	18	2
Other fees and reimbursements	191	46	-	(20)	4
Total	$ 1,290	$ 240	$ -	$ 206	$ 27

Dealer Manager—Our dealer manager is Realty Capital Securities, LLC (the "Dealer Manager"). The Dealer Manager is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA") and was organized on August 29, 2007. The Dealer Manager is indirectly wholly owned by our AR Capital sponsor and provides certain sales, promotional and marketing services in connection with the distribution of the shares of common stock offered under our offering. Excluding shares sold pursuant to the "friends and family" program, the Dealer Manager is generally paid a sales commission equal to 7.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering and a dealer manager fee equal to 3.0% of the gross proceeds from the sale of shares of the common stock sold in the primary offering. The Dealer Manager typically reallows 100% of the selling commissions and a portion of the dealer manager fee to participating broker-dealers.

Selling commissions incurred during the year ended December 31, 2012 were $7,880,000, all of which were reallowed to participating broker-dealers. Dealer manager fees incurred during the year ended December 31, 2012 were $2,522,000, of which $767,000 was reallowed to participating broker-dealers. Selling commissions incurred during the year ended December 31, 2011 were $1,014,000, all of which were reallowed to participating broker-dealers. Dealer manager fees incurred during the year ended December 31, 2011, were $350,000, $76,000 of which was reallowed to participating broker-dealers. There were no selling commissions or dealer manager fees incurred or paid in the year ended December 31, 2010, as all shares were sold in conjunction with our "friends and family" program under which no fees or commissions are paid.

Share Purchases by Sub-advisor—The Sub-advisor has agreed to purchase on a monthly basis sufficient shares sold in our public offering such that the total shares owned by the Sub-advisor is equal to at least 0.10% of our outstanding shares (excluding shares issued after the commencement of, and outside of, the initial public offering) at the end of each immediately preceding month. The Sub-advisor will purchase shares at a purchase price of $9.00 per share, reflecting no dealer manager fee or selling commissions being paid on such shares. The Sub-advisor may not sell any of these shares while serving as the Sub-advisor.

As of December 31, 2012, the Sub-advisor owned 23,061 shares of our common stock, or approximately 0.17% of our outstanding common stock. As of December 31, 2011, the Sub-advisor owned 21,412 shares of our common stock, or approximately 0.81% of our outstanding common stock.

11. ECONOMIC DEPENDENCY

We are dependent on the Advisor, Sub-advisor, the Property Manager, the Dealer Manager and their respective affiliates for certain services that are essential to us, including the sale of our shares of common stock, asset acquisition and disposition decisions, advances or contributions for distributions, bridge financing, and other general and administrative responsibilities. In the event that the Advisor, the Sub-advisor, the Property Manager and/or the Dealer Manager are unable to provide such services, we would be required to find alternative service providers or sources of capital.

As of December 31, 2012 and 2011, we owed the Advisor, the Sub-advisor and their respective affiliates approximately $3.6 million and $8.4 million, respectively, for offering and organization expenses and asset management, property management, and other fees payable as shown below (in thousands):

	2012	2011
Offering and organization expenses payable	$ 2,987	$ 7,149
General and administrative expenses of the company paid by a Sponsor	2	1,149
Asset management, property management, and other fees payable	645	97
Total due	$ 3,634	$ 8,395

In addition, as of December 31, 2012, approximately $6.9 million of offering costs incurred by the Sub-advisor on our behalf has not been charged to us or recorded in our consolidated financial statements. Whether these costs will be billed to us in the future will depend on the success of our offering and the discretion of the Sub-advisor. The sponsors provided $88,000 during the year ended December 31, 2011 and $228,000 since inception for certain of our general and administrative expenses as capital contributions. The sponsors have not received, and will not receive, any reimbursement for these contributions. There was no sponsor contribution for the year ended December 31, 2012. Our sponsors do not intend to make further capital contributions to continue to fund certain of our general and administrative expenses.

12. FUTURE MINIMUM RENTS

Our operating leases' terms and expirations vary. The leases frequently have provisions to extend the lease agreement and other terms and conditions as negotiated. We retain substantially all of the risks and benefits of ownership of the real estate assets leased to tenants.

Approximate future rentals to be received under non-cancelable operating leases in effect at December 31, 2012, assuming no new or renegotiated leases or option extensions on lease agreements, are as follows (in thousands):

Year	Amount
2013	$ 26,296
2014	24,435
2015	21,970
2016	19,776
2017	17,368
2018 and thereafter	83,371
Total	$ 193,216

One tenant, Publix, comprised approximately 12% of the aggregate annualized effective rent of our 26 shopping centers as of December 31, 2012. No other tenant comprised 10% or more of our aggregate annualized effective rent as of December 31, 2012.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial information for the years ended December 31, 2012 and 2011. We believe that all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly, and in accordance with GAAP, the selected quarterly information.

	2012			
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 2,215	$ 3,105	$ 5,148	$ 7,082
Operating loss	(52)	(725)	(424)	(53)
Net loss attributable to Company stockholders	(258)	(805)	(1,036)	(1,247)
Loss per share - basic and diluted	(0.08)	(0.17)	(0.15)	(0.11)

	2011			
(in thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 603	$ 620	$ 839	$ 1,467
Operating loss	(99)	(467)	(241)	(898)
Net loss attributable to Company stockholders	(248)	(605)	(440)	(1,071)
Loss per share - basic and diluted	(0.28)	(0.49)	(0.29)	(0.46)

14. SUBSEQUENT EVENTS

Distributions

On January 2, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from December 1, 2012 through December 31, 2012. The total gross amount of the distribution was approximately $717,000, with $298,000 being reinvested in the DRP, for a net cash distribution of $419,000.

On January 23, 2013, our board of directors authorized distributions to the stockholders of record at the close of business each day in the period commencing March 1, 2013 through and including March 31, 2013. The authorized distributions equal an amount of $0.00183562 per share of common stock, par value $0.01 per share. This equates to an approximate 6.70% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. We expect to pay these distributions on April 1, 2013. Our policy is not to fund distributions with proceeds from our offering.

On February 1, 2013, we paid a distribution equal to a daily amount of $0.00178082 per share of common stock outstanding for stockholders of record for the period from January 1, 2013 through January 31, 2013. The total gross amount of the distribution was approximately $817,000, with $344,000 being reinvested in the DRP, for a net cash distribution of $473,000.

On March 1, 2013, we paid a distribution equal to a daily amount of $0.00183562 per share of common stock outstanding for stockholders of record for the period from February 1, 2013 through February 28, 2013. The total gross amount of the distribution was approximately $882,000, with $374,000 being reinvested in the DRP, for a net cash distribution of $508,000.

Acquisition of Atlanta Portfolio

Between January 15, 2013 and February 13, 2013, we acquired a 100% interest in a portfolio consisting of seven shopping centers in the Atlanta, Georgia area (the "Atlanta Portfolio") for approximately $69.6 million, exclusive of closing costs. The individual properties in the Atlanta Portfolio are located in: Acworth, Georgia; Ellenwood, Georgia; Alpharetta, Georgia; Buford, Georgia; Mableton, Georgia; Marietta, Georgia; and McDonough, Georgia. The acquisition of the Atlanta Portfolio was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The portfolio is approximately 587,367 square feet and is 90.8% leased.

Acquisition of Fairlawn Town Centre

On January 30, 2013, we acquired a 100% interest in a Giant Eagle-anchored shopping center, Fairlawn Town Centre, located in Fairlawn, Ohio, for a purchase price of approximately $42.2 million. The acquisition was partially financed with proceeds from a syndicated revolving credit facility led by KeyBank National Association and proceeds from our ongoing public offering. The 347,255 square foot property is 95.0% leased.

Sale of Shares of Common Stock

From January 1, 2013 through February 28, 2013, we raised approximately $46.7 million through the issuance of 4,697,487 shares of common stock under our offering. As of February 28, 2013, approximately 131.4 million shares remained available for sale to the public under our offering, exclusive of shares available under the DRP.

Amendment of our Advisory Agreement

On February 4, 2013, we and the Operating Partnership entered into the A&R Advisory Agreement with the Advisor. The A&R Advisory Agreement provides that the asset management compensation structure contemplated in the previous advisory agreement between us and the Advisor (as discussed above) is eliminated effective October 1, 2012. Instead, we expect to issue to the Advisor on a quarterly basis performance-based restricted partnership units of the Operating Partnership designated as "Class B units." The Class B units will vest, and will no longer be subject to forfeiture, at such time as all of the following events occur: (x) the value of the Operating Partnership's assets plus all distributions made equals or exceeds the total amount of capital contributed by investors plus a 6% cumulative, pre-tax, non-compounded annual return thereon (the "economic hurdle"); (y) any one of the following occurs: (1) the termination of the A&R Advisory Agreement by an affirmative vote of a majority of our independent directors without cause; (2) a listing event; or (3) another liquidity event; and (z) the Advisor is still providing advisory services to us (the "service condition"). Such Class B units will be forfeited immediately if: (a) the A&R Advisory Agreement is terminated for cause; or (b) the A&R Advisory Agreement is terminated by an affirmative vote of a majority of our independent directors without cause before the economic hurdle has been met.

Additionally, the A&R Advisory Agreement eliminates the subordinated share of cash flows and the subordinated incentive fee contemplated under the previous advisory agreement between us and the Advisor. Instead, similar concepts are now set forth in the Amended and Restated Agreement of Limited Partnership for the Operating Partnership as follows:

- The Operating Partnership will pay to the Special Limited Partner a subordinated participation in the net sales proceeds of the sale of real estate assets equal to 15.0% of remaining net sale proceeds after return of capital contributions to investors plus payment to investors of a 7.0% cumulative, pre-tax, non-compounded return on the capital contributed by investors.
- The Operating Partnership will pay to the Special Limited Partner a subordinated incentive listing distribution of 15.0% of the amount by which the market value of all of our issued and outstanding common stock plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors.
- Neither the Special Limited Partner nor any of its affiliates can earn both the subordination participation in the net sales proceeds and the subordinated incentive listing distribution.

Upon termination or non-renewal of the A&R Advisory Agreement, the Special Limited Partner shall be entitled to a subordinated termination fee in the form of a non-interest bearing promissory note equal to 15.0% of the amount by which the cost of our assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 7.0% cumulative, pre-tax non-compounded annual return to investors. In addition, the Special Limited Partner may elect to defer its right to receive a subordinated distribution upon termination until either a listing on a national securities exchange or other liquidity event occurs.

The Class B units are participating securities that will receive distributions at the same rates and dates as the distributions paid to our common stockholders. These distributions will be calculated by the product of the number of unvested units issued to date and the stated distribution rate at the time the applicable distributions are authorized.

Lines of Credit

On January 18, 2013, we increased the borrowing capacity of our syndicated senior secured revolving credit facility led by KeyBank National Association from $40 million to $88 million. On January 30, 2013, we again increased the borrowing capacity under this facility to $120 million. This facility has an accordion feature that allows us to further increase the capacity up to $250 million, subject to the terms and conditions of the facility. Subsequent to December 31, 2012, we drew $63.9 million from this facility. As of March 7, 2013, the balance under this facility was $100.6 million.

We have an unsecured credit facility with KeyBank National Association with a capacity of $10.0 million. Subsequent to December 31, 2012, we drew $8.4 million from this facility. As of March 7, 2013, the balance under this facility was $8.4 million.

SCHEDULE III—REAL ESTATE ASSETS AND ACCUMULATED DEPRECIATION
December 31, 2012

(in thousands)

				Initial Cost (A)			Gross amount carried at end of period					
Property Name	City	State	Mortgage	Land	Buildings and Improvements	Adjustments to Basis (B)	Land (C)	Buildings and Improvements (C)	Total (D)	Accumulated Depreciation (E)	Date Constructed / Renovated	Date Acquired
Lakeside Plaza	Salem	VA	$ -	$ 2,614	$ 5,977	$ 159	$ 2,614	$ 6,084	$ 8,698	$ (748)	1988	12/10/2010
Snow View Plaza	Parma	OH	-	3,386	7,150	1,764	3,386	7,333	10,719	(959)	1981/2008	12/15/2010
St. Charles Plaza	Haines City	FL	6,008	2,780	5,709	1,611	2,780	5,724	8,504	(549)	2007	6/10/2011
Centerpoint	Easley	SC	4,940	2,132	4,633	85	2,132	4,663	6,795	(299)	2002	10/14/2011
Southampton Village	Tyrone	GA	6,020	2,133	5,713	504	2,133	5,759	7,892	(387)	2003	10/14/2011
Burwood Village Center	Glen Burnie	MD	300	3,828	11,786	986	3,828	11,829	15,657	(731)	1971	11/9/2011
Cureton Town Center	Waxhaw	NC	8,875	4,653	8,113	1,184	4,653	8,132	12,785	(460)	2006	12/29/2011
Tramway Crossing	Sanford	NC	3,400	1,230	3,856	414	1,230	3,883	5,113	(243)	1996/2000	2/23/2012
Westin Centre	Fayetteville	NC	3,738	1,463	4,226	361	1,463	4,240	5,703	(300)	1996/1999	2/23/2012
The Village at Glynn Place	Brunswick	GA	6,500	3,671	7,626	53	3,671	7,690	11,361	(364)	1996	4/27/2012
Meadowthorpe Shopping Center	Lexington	KY	4,891	3,193	5,085	441	3,193	5,154	8,347	(272)	1989/2008	5/9/2012
New Windsor Marketplace	Windsor	CO	-	3,044	2,152	354	3,044	2,176	5,220	(88)	2003	5/9/2012
Vine Street Square	Kissimmee	FL	7,931	5,438	7,229	983	5,438	7,294	12,732	(286)	1996/2011	6/4/2012
Northtowne Square	Gibsonia	PA	6,370	1,305	8,749	521	1,305	8,813	10,118	(302)	1993	6/19/2012
Brentwood Commons	Bensenville	IL	8,913	5,141	8,990	719	5,141	9,012	14,153	(303)	1981/2001	7/5/2012
Sidney Towne Center	Sidney	OH	-	850	4,382	(931)	850	4,499	5,349	(122)	1981/2007	8/2/2012
Broadway Plaza	Tucson	AZ	6,971	3,704	8,444	926	3,704	8,542	12,246	(190)	1982-1995	8/13/2012
Richmond Plaza	Augusta	GA	13,000	4,647	13,754	1,099	4,647	13,776	18,423	(238)	1980/2009	8/30/2012
Publix at Northridge	Sarasota	FL	9,985	4,155	7,148	569	4,155	7,211	11,366	(103)	2003	8/30/2012
Baker Hill Center	Glen Ellyn	IL	11,969	5,585	15,220	1,524	5,585	15,241	20,826	(236)	1998	9/6/2012
New Prague Commons	New Prague	MN	6,800	2,027	7,826	297	2,027	7,826	9,853	(87)	2008	10/12/2012
Brook Park Plaza	Brook Park	OH	3,747	1,702	8,437	506	1,702	8,463	10,165	(50)	2001	10/23/2012
Heron Creek Towne Center	North Port	FL	(F)	2,848	5,296	506	2,848	5,296	8,144	-	2001	12/17/2012
Quartz Hill Towne Centre	Lancaster	CA	(F)	4,977	14,904	1,089	4,977	14,904	19,881	-	1991/2012	12/26/2012
Hilfiker Square	Salem	OR	(F)	2,063	5,142	795	2,063	5,142	7,205	-	1984/2011	12/28/2012
Village One Plaza	Modesto	CA	(F)	3,558	20,360	2,582	3,558	20,362	23,920	-	2007	12/28/2012
Totals			$ 120,358	$ 82,127	$ 207,907	$ 19,101	$ 82,127	$ 209,048	$ 291,175	$ (7,317)		

(A) The initial cost to us represents the original purchase price of the property, including amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The amounts reflected in the column labeled "Adjustments to Basis" include above- and below-market leases and in-place values that are recorded at the time of acquisition. Such amounts are not included in our determination of the total gross amount carried at the end of the period.

(C) The aggregate cost of real estate owned at December 31, 2012.

(D) Reconciliation of real estate owned:

	2012	2011
Balance at January 1	$ 70,753	$ 19,126
Real estate acquisitions	219,377	51,532
Additions to/improvements of real estate	1,045	95
Balance at December 31	$ 291,175	$ 70,753

(E) Reconciliation of accumulated depreciation :

	2012	2011
Balance at January 1	$ 1,261	$ 65
Depreciation expense	6,056	1,196
Balance at December 31	$ 7,317	$ 1,261

(F) The loan secured by these properties is a revolving credit facility on which we have borrowed $36,709 as of December 31, 2012. The amount of loan is not allocated to the individual properties.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized this 8th day of March 2013.

PHILLIPS EDISON-ARC SHOPPING CENTER REIT INC.

By: /s/ JEFFREY S. EDISON
Jeffrey S. Edison
Co-Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JEFFREY S. EDISON **Michael C. Phillips**	Co-Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 7, 2013
/s/ MICHAEL C. PHILLIPS **Jeffrey S. Edison**	Co-Chairman of the Board of Directors	March 7, 2013
/s/ RICHARD J. SMITH **Richard J. Smith**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 7, 2013
/s/ WILLIAM M. KAHANE **William M. Kahane**	Director	March 7, 2013
/s/ LESLIE T. CHAO **Leslie T. Chao**	Director	March 7, 2013
/s/ ETHAN HERSHMAN **Ethan Hershman**	Director	March 7, 2013
/s/ RONALD K. KIRK **Ronald K. Kirk**	Director	March 7, 2013
/s/ PAUL MASSEY **Paul Massey**	Director	March 7, 2013

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